Exhibit 99.1

TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION 4 SELECTED FINANCIAL DATA 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS 7 REGULATORY RECENT DEVELOPMENTS 23 SIGNATURES 26 FINANCIAL STATEMENTS 28

CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; “Itaú Corpbanca” means Itaú Corpbanca, together with its consolidated subsidiaries; and “Central Bank” means the Central Bank of Brazil. Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 253 to our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 28, 2022, or our 2021 Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: The economic, financial, political, public health and other effects of the outbreak of the 2019 strain of coronavirus, including variants (“COVID-19”), or other pandemics, epidemics and similar crises, and governmental responses thereto, particularly as such factors impact Brazil and the other markets in which we operate and continue to cause severe ongoing negative macroeconomic effects and disruptions to financial markets and the global economy, with a significant impact on the ability of businesses, including ours, to operate normally, thus heightening many of the other risks described in the “Risk Factors” section of our 2021 Form 20-F; General economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with volatility related to the 2022 presidential elections in Brazil, ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of President Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole; Fluctuations in inflation, interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of the ongoing effects of the COVID-19 pandemic; Our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of, the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition; The duration and spread of the COVID-19 pandemic and the outbreak of diseases or similar public health threats; General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; General economic and political conditions, in particular in the countries where we operate, escalating military tension between Russia and Ukraine, terrorism, or other geopolitical events; Government regulations and tax laws and amendments to such regulations and laws; Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; Disruptions and volatility in the global financial markets; Increases in compulsory deposits and reserve requirements; Our level of capitalization; Costs and availability of funding;

Increases in defaults by borrowers and other loan delinquencies, which result in increases in loan loss allowances; Regulation and liquidation of our business on a consolidated basis; Failure or hacking of our security and operational infrastructure or systems; Our ability to protect personal data; Strengthening of competition and industry consolidation; Changes in our loan portfolio and changes in the value of our securities and derivatives; Customer losses or losses of other sources of revenues; Our ability to execute our strategies and capital expenditure plans and to maintain and improve our operating performance; Our exposure to Brazilian public debt; Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; The effectiveness of our risk management policy; Damage to our reputation; The capacity of our controlling stockholder to conduct our business; Difficulties during the integration of acquired or merged businesses; Adverse legal or regulatory disputes or proceedings; Effects from socio-environmental issues, including new and/or more stringent regulations relating to these issues; and Other risk factors as set forth in our 2021 Form 20-F. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Considering these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements. Given the uncertainties of forward-looking statements, we cannot assure you that projected results or events will be achieved and we caution you not to place undue reliance on these statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our audited interim consolidated financial statements. Certain other amounts that appear in this Form 6-K may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them. About our Financial Information The reference date for the quantitative information derived from our balance sheet included in this Form 6-K is as of June 30, 2022 and December 31, 2021 and the reference dates for information derived from our statement of income are the six-month periods ended June 30, 2022 and 2021, except where otherwise indicated. Our audited interim consolidated financial statements as of June 30, 2022 and for the six-month period then ended and as of December 31, 2021, included at the end of this Form 6-K, are prepared in accordance with International Accounting Standards (IAS) 34 – “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Our audited interim consolidated financial statements as of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021 were audited in accordance with Brazilian and International Standards on Auditing by PricewaterhouseCoopers Auditores Independentes Ltda. (“PwC”), our independent auditors. Such financial statements are referred to herein as our audited interim consolidated financial statements. Please see “Note 30 – Segment Information” to our audited interim consolidated financial statements for further details about the main differences between our management reporting systems and our audited interim consolidated financial statements prepared in accordance with IFRS issued by the IASB.

SELECTED FINANCIAL DATA We present below our selected financial data derived from our audited interim consolidated financial statements included in this Form 6-K. Our audited interim consolidated financial statements are presented as of June 30, 2022 and for the six-month period then ended and have been prepared in accordance with IAS 34 as issued by IASB. Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.”

(1) Includes: (i) interest and similar income; (ii) interest and similar expenses; (iii) income of financial assets and liabilities at fair value through profit or loss; and (iv) foreign exchange results and exchange variations in foreign transactions. (2) Includes commissions and banking fees, income related to insurance and private pension operations before claim and selling expenses and other income. (3) The Recurring Managerial Return on Average Equity is obtained by dividing the Recurring Managerial Result (RS 14,489 million and RS 13,756 million in the six-month periods ended June 30, 2022 and 2021, respectively) by the Average Stockholders’ Equity adjusted by the dividends proposed (RS 154,317 million and RS 144,534 million in the six-month periods ended June 30, 2022 and 2021, respectively). The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at annual Stockholders or Board meetings. (4) The return on average equity is calculated by dividing the Net Income (RS 14,H 7 million and RS 14,088 million in the six-month periods ended June 30, 2022 and 2021, respectively) by the A verage Stockholders’ Equity adjusted by the dividends propos ed (RS 154,317 million and RS 144,534 million in the six-month periods ended June 30, 2022 and 2021, respectively). This average considers the Stockholders’ Equity from the four previous quarters. The quotient of this division w as multiplied by the number of periods in the y ear to arrive at the annual ratio. The calculation bases of returns w ere adjusted by the proposed dividend amounts after the balance sheet dates not y et approved at the annual shareholders ‘meeting or at the Boar d of Directors meetings. (1) Calculated based on the weighted average number of outstanding shar es for the period. (2) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horuas ATMs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our audited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2021 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2021 Form 20-F. Results of Operations The table below presents our summarized consolidated statement of income for the six-month periods ended June 30, 2022 and 2021. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company” in our 2021 Form 20-F. Please see our audited interim consolidated financial statements for further details about our Consolidated Statement of Income. Six-month period ended June 30, 2022, compared to six-month period ended June 30, 2021. Net income attributable to owners of the parent company remained stable with an increase of 0.1% to R$14,107 million for the six-month period ended June 30, 2022, from R$14,088 million for the same period of 2021. This is mainly due to a 17.5%, or R$10,576 million, increase in operating revenues, offset by a 268.9%, or R$10,176 million, increase in expected loss from financial assets and claims. These line items are further described below: Net interest income increased by R$5,907 million, or 15.9%, for the six-month period ended June 30, 2022, compared to the same period of 2021, mainly due to increases in the following line items (i) R$32,881 million in interest and similar income, mainly due to increases of R$16,148 million in loan operations income and R$4,923 million in income from securities purchased under agreements to resell; and (ii) R$7,037 million in income of financial assets and liabilities at fair value through profit or loss. These increases were largely offset by (i) an increase of R$31,264 million in interest and similar expenses, mainly due to an increase of R$12,271 million in deposits; (ii) an increase of R$8,158 million in securities sold under repurchase agreements; and (iii) R$6,075 million in financial expense from technical provisions for insurance and private pension.

Brazilian tax legislation provides for gains and losses arising from exchange rate variations on permanent foreign investments to be included in the tax calculation basis, based on their nature, as well as foreign-exchange variations on the hedged portions of foreign investments which, according to Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022 onwards. Our investments abroad with risk coverage had their hedges 100% adjusted on December 31, 2021, in accordance with Law No. 14,031 of July 28, 2020. Accordingly, the depreciation of the real against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates gains on our hedging instruments abroad. This affected our tax expenses recorded in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” The nominal depreciation of the real against the U.S. dollar was 4.7% comparing June 30, 2022 with June 30, 2021, and the nominal appreciation of the real against the U.S. dollar was 8.7% comparing June 30, 2021 with June 30, 2020. The fiscal effect on the hedging instruments for our investments abroad resulted in a gain of R$582 million for the six-month period ended June 30, 2022, compared to a loss of R$143 million for the same period of 2021. Considering the fiscal effect on the hedging instruments for our investments abroad mentioned above in current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$6,632 million for the six-month period ended June 30, 2022, compared to the same period of 2021. o Interest and similar income increased by 63.0% for the six-month period ended June 30, 2022, compared to the same period of 2021, due to the positive effect of the growth of our loan portfolio, associated with the gradual change in the portfolio mix to loans to the retail business segment. As of June 30, 2022, the SELIC rate was 13.25% per annum compared to 4.25% per annum as of June 30, 2021. o Interest and similar expenses increased by 128.8% for the six-month period ended June 30, 2022 compared to the same period of 2021, due to increases in the following items: (i) R$12,271 million in expenses from deposits, especially in time deposits and Euro Certificates of Deposit issued by our Nassau branch; (ii) R$8,158 million in expenses from securities sold under repurchase agreements; and (iii) R$6,075 million in expenses from technical provisions for insurance and private pension, due to an increase in private pension plan liabilities indexed to the IBOVESPA and the SELIC rate. The increases mentioned above are related to the increase in interest rates. Please see “Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss” to our audited interim consolidated financial statements for further details on interest and similar expenses. Non-interest income increased by 20.0% to R$28,003 million for the six-month period ended June 30, 2022 compared to the same period of 2021. This increase was mainly due to (i) a 14.1%, or R$2,831 million, increase in commissions and banking fees, driven by higher revenues from credit and debit card activities, both issuing and acquiring, and higher performance fees and an increase in the volume of funds in asset management activities; and (ii) a 42.0%, or R$838 million, increase in insurance, due to the positive evolution of earned premiums, in addition to the lower claims rate. The following chart shows the main components of our banking service fees for the six-month periods ended June 30, 2022, and 2021:

Please see “Note 22 – Commissions and Banking Fees” to our audited interim consolidated financial statements for further details on banking service fees. Expected Loss from Financial Assets and Claims Our expected loss from financial assets and claims increased by R$10,176 million, or 268.9%, for the six-month period ended June 30, 2022, compared to the same period of 2021, mainly due to an increase in expected loss with loan and lease operations of R$9,715 million for the six-month period ended June 30, 2022, compared to the same period of 2021. This variation was due to an increase in our credit portfolio and higher provisions in the retail business segment in Brazil, a result of the increase in origination in unsecured consumer credit products. Considering provisions with operations without credit granting characteristics, expected loss on financial assets and claims increased by 164.1% in the six-month period ended June 30, 2022 compared to the same period of 2021. Please see “Note 10— Loan and Lease operations” to our audited interim consolidated financial statements for further details on our loan and lease operations portfolio. Non-performing loans: We calculate our 90-day non-performing loan (“NPL”) ratio as the value of our 90-days non-performing loans to our loan portfolio. As of June 30, 2022, our 90-day NPL ratio was 3.1%, an increase of 40 basis points compared to June 30, 2021. This increase was due to the increase of 60 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, with higher delinquency rates for individuals in Brazil, especially in our credit card and vehicle financing portfolios. Despite this increase, the ratio remains at a historically low level. We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency. As of June 30, 2022, our 15 to 90 days NPL ratio was 2.1%, a decrease of 40 basis points when compared to June 30, 2021. During this period our 15 to 90-day NPL ratio decreased by 130 basis points in respect of our companies loan portfolio, due to the improved credit quality of recent vintages in Brazil, which were partially offset by an increase of 50 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio, which is returning to its historical level, mainly due to higher delinquency rates in the credit card, vehicle financing and personal loans portfolios, as of June 30, 2022 compared to June 30, 2021. The chart below shows a comparison of both NPL ratios for each quarter as of June 30, 2021, through June 30, 2022: Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of June 30, 2022, our coverage ratio in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank (“BRGAAP”) was 218% compared to a ratio of 283% as of June 30, 2021. This decrease was mainly due to an increase in NPL 90-day loans, concentrated in the individual’s segment in Brazil and driven by the expansion of our loan portfolio, especially in the retail business segment. The chart below shows a comparison in the coverage ratios for each quarter as of June 30, 2021, through June 30, 2022:

Other Operating Income (Expenses) increased by 10.6% to an expense of R$37,812 million for the six-month period ended June 30, 2022, from an expense of R$34,179 million for the same period of 2021. This increase was mainly due to the R$2,444 million, or 7.9%, increase in our general and administrative expenses for the six-month period ended June 30, 2022, despite the accumulated inflation of 11.9% in the period. This increase was due to: (i) the effects of the annual collective wage agreement and growth in the number of employees; (ii) higher expenses with facilities and materials, media marketing campaigns; and (iii) expenses with credit card reward programs. Please see “Note 23 – General and Administrative Expenses” to our audited interim consolidated financial statements for further details. Current and deferred income and social contribution taxes amounted to an expense of R$4,587 million for the six-month period ended June 30, 2022, from an expense of R$7,564 million in the six-month period ended June 30, 2021. This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “Net interest income,” which amounted to a gain of R$676 million for the six-month period ended June 30, 2022, compared to a loss of R$69 million for the same period of 2021. Disregarding this fiscal effect, current and deferred income and social contribution taxes decreased by R$2,232 million during this period. Please see “Note 24 – Taxes” to our audited interim consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is not prepared in accordance with IFRS issued by the IASB but based on BRGAAP. It also includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of extraordinary items from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. Extraordinary items correspond to relevant events (with a positive or negative accounting effect) identified in our results of operations for each relevant period. We apply a historically consistent methodology (approved by our governance procedures) pursuant to which, relevant events are either not related to our core operations or are related to previous fiscal years. The provisions for restructuring are extraordinary items and, as such, do not impact the results and analysis regarding our segment information below.

For more information on our segments, see "Item 4. Information on the Company" in our 2021 Form 20-F and "Note 30 – Segment Information" to our audited interim consolidated financial statements.

We present below the summarized results from our operating segments from January 1, 2022 to June 30, 2022:

Summarized Consolidated Statement of Income from January 1, 2022 to June 30, 2022[1]	Retail Banking (a)	Wholesale Banking (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated[2]
			(In millions of R$)			
Operating revenues	43,550	23,072	1,662	68,284	2,779	71,063
Cost of Credit	(13,925)	(577)	-	(14,502)	1,267	(13,235)
Claims	(719)	(7)	-	(726)	-	(726)
Other operating income (expenses)	(21,060)	(9,192)	(103)	(30,355)	(7,457)	(37,812)
Income tax and social contribution	(2,416)	(4,398)	(175)	(6,989)	2,402	(4,587)
Non-controlling interest in subsidiaries	(31)	(502)	(140)	(673)	77	(596)
Net income	**5,399**	**8,396**	**1,244**	**15,039**	**(932)**	**14,107**

(1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings "(a) Retail Banking", "(b) Wholesale Banking" and "(c) Activities with the Market + Corporation".
The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.
The IFRS consolidated column is the total result of our three segments plus adjustments.
(2) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The following discussion should be read in conjunction with our audited interim consolidated financial statements, especially "Note 30 – Segment Information." The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with BRGAAP) and those calculated according to the principles adopted in our audited interim consolidated financial statements in IFRS.

<u>Six-month period ended June 30, 2022, compared to the six-month period ended June 30, 2021:</u>

(a) Retail Business

This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

The following table sets forth our summarized consolidated statement of income with respect to our retail business segment for the six-month periods ended June 30, 2022, and 2021:

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Summarized Consolidated Statement of Income - Retail Business	For the six-month period ended June 30,		Variation	
	2022	2021	R$ million	%
	(In millions of R$)			
Operating revenues	43,550	35,770	7,781	21.8
Interest margin	26,184	20,310	5,874	28.9
Non-interest income (1)	17,366	15,460	1,906	12.3
Cost of credit and claims	(14,644)	(8,866)	(5,778)	-
Other operating income (expenses)	(21,060)	(19,347)	(1,713)	8.9
Income tax and social contribution	(2,416)	(2,702)	286	-
Non-controlling interest in subsidiaries	(31)	(210)	180	(85.4)
Net income	**5,399**	**4,645**	**754**	**16.2**

(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from our retail business increased by 16.2%, to R$5,399 million for the six-month period ended June 30, 2022, from R$ 4,645 million for the same period of 2021. These results are explained as follows:

Operating revenues: increased by R$7,781 million for the six-month period ended June 30, 2022, compared to the same period of 2021, due to an increase of 28.9% in interest margin, as a result of a higher volume of credit and the effect of the mix of products. Moreover, non-interest income increased by 12.3% in the six-month period ended June 30, 2022, compared to the same period of 2021, driven by the increase in commissions and fees, especially higher gains from credit and debit cards, as a result of an increase in the transaction volume, both in the issuer and acquirer segments. Revenues from insurance were also higher, driven by the increase in earned premiums.

Cost of credit and claims increased by R$5,778 million for the six-month period ended June 30, 2022, compared to the same period of 2021, due to an increase in provisions for loan losses, driven by the higher origination in consumer credit and unsecured credit products, and in discounts granted, due to the portfolio increase in the retail business segment.

Other operating income (expenses) increased by R$1,713 million for the six-month period ended June 30, 2022, compared to the same period of 2021, mainly due to (i) higher personnel expenses, as a result of the annual collective wage agreement and the increase in the number of employees; (ii) higher administrative expenses, due to the increase in expenses with facilities, materials and marketing campaigns carried out in the media; and (iii) higher tax expenses for PIS – *Programa de Integração Social* (Social Integration Program), COFINS – *Contribuição Para o Financiamento da Seguridade Social* (Social Security Financing Contribution) and other taxes, related to the increased revenue.

Income tax and social contribution for the retail business segment, as well as for the wholesale business and activities with the market + corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited interim consolidated financial statements, is recorded under the activities with the market + corporation segment. As discussed above under "Net income attributable to owners of the parent company - Current and deferred income and social contribution taxes," our current and deferred income and social contribution taxes increased mainly as a result of an increase in income before tax and social contribution.

(b) Wholesale Business

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This segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations. The following table sets forth our summarized consolidated statement of income with respect to our wholesale business segment for the six-month periods ended June 30, 2022, and 2021: Net income from wholesale business increased by 68.5%, to R$8,396 million for the six-month period ended June 30, 2022 from R$4,982 million for the same period of 2021. These results are explained as follows: Operating revenues: increased by R$5,172 million, or 28.9%, for the six-month period ended June 30, 2022 compared to the same period of 2021, due to: (i) an increase of 43.4% in the interest margin, driven by the higher volume of credit operations; and (ii) an increase of 5.8% in non-interest income, especially due to income from advisory and brokerage services, which reached R$1,761 million, mainly due to increased activity in fixed income operations. As of June 30, 2022, we participated in 154 local operations, which included debentures, promissory notes and securitization transactions, which totaled R$46.0 billion, ranking first in volume and in number of operations pursuant to a ranking published by ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (Brazilian Financial and Capital Markets Association). In international fixed income, we ranked first in volume as of June 30, 2022, totaling 8 operations and over R$3.0 billion in volume by Dealogic’s ranking. In the equity markets, we participated in 13 operations (including Block Trades) with a volume of R$6.7 billion, ranking fourth in Dealogic´s ranking, as of June 30,2022. We also provided financial advisory services for 22 M&A transactions in Brazil, totaling R$46.3 billion and were ranked second place in number of M&A deals by Dealogic’s ranking, as of June 30, 2022. Cost of credit and claims decreased by R$205 million for the six-month period ended June 30, 2022 compared to the same period of 2021, driven by higher impairment reversal and lower discounts granted during the first half of 2022.

Income tax and social contribution for this segment, as well as for the retail business and activities with the market + corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited interim consolidated financial statements, is recorded under the activities with the market + corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution.

(c) Activities with the Market + Corporation

This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments.

The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the six-month periods ended June 30, 2022, and 2021:

Summarized Consolidated Statement of Income - Activities with the Market + Corporation	For the six-month period ended June 30,		Variation	
	2022	2021	R$ million	%
	(In millions of R$)			
Operating revenues	1,662	6,984	(5,322)	(76.2)
Interest margin	1,745	6,132	(4,388)	(71.5)
Non-interest income [(1)]	(83)	852	(935)	(109.8)
Other operating income (expenses)	(103)	(644)	541	(84.0)
Income tax and social contribution	(175)	(2,620)	2,445	-
Non-controlling interest in subsidiaries	(140)	(406)	266	(65.4)
Net income	**1,244**	**3,314**	**(2,070)**	**(62.5)**

(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

<u>**Net income**</u> from Activities with the Market + Corporation decreased by R$2,070 million, or 62.5 %, for the six-month period ended June 30, 2022, compared to the same period of 2021. We recorded a decrease in interest margin, mainly due to the negative effects of the hedge. In addition, our interest margin was affected by the fact that, since the end of May 2021, we no longer consolidate the results of XP Investimentos S.A.

Income tax and social contribution for this segment, as well as for the retail business and wholesale business segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited interim consolidated financial statements, is recorded under the activities with the market + corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution.

Balance Sheet

We present below our summarized balance sheet as of June 30, 2022 and December 31, 2021. Please see our audited

15

interim consolidated financial statements for further details about our Consolidated Balance Sheet. June 30, 2022, compared to December 31, 2021. Total assets increased by R$96,402 million, as of June 30, 2022, compared to December 31, 2021, mainly due to an increase in financial assets at amortized cost and financial assets at fair value through profit loss. This result is further described below: Financial assets at amortized cost increased by R$79,032 million, or 5.7%, as of June 30, 2022, compared to December 31, 2021, mainly due to an increase in interbank deposits, securities purchased under agreements to resell and securities at amortized cost and voluntary investments with the Central Bank of Brazil and loan and lease operations portfolio. Interbank deposits, securities purchased under agreements to resell, securities at amortized cost and voluntary investments with the Central Bank of Brazil increased by R$41,579 million, or 10.6%, as of June 30, 2022 compared to December 31, 2021, mainly due to the increase of R$49,052 million in securities, mainly in Brazilian government securities, rural product note and debentures. Please see “Note 4 - Interbank Deposits and Securities Purchased Under Agreements to Resell” and “Note 9 - Financial assets at amortized cost – Securities” to our audited interim consolidated financial statements for further details. Loan and lease operations portfolio increased by R$39,938 million, or 4.9%, as of June 30, 2022, compared to December 31, 2021. The increase of R$40,561 million in our individuals loan portfolio, mainly driven by increases of 12.7%, or R$14,280 million in credit cards, and 11.7%, or R$9,844 million in mortgage loans was partially offset by the decrease of R$13,196 million in loans in Latin America, especially in Argentina and Chile, driven by the volatility of foreign exchange variations.

Please see “Note 10 – Loan and Lease Operations” to our audited interim consolidated financial statements for further details. Financial assets at fair value through profit or loss increased by R$20,004 million, or 4.6%, as of June 30, 2022, compared to December 31, 2021, mainly due to the following increases: (i) R$10,054 million in securities, especially in investment funds and financial bills; and (ii) R$9,615 million in derivatives. We present below our summarized balance sheet – liabilities and stockholders’ equity as of June 30, 2022 and December 31, 2021. Please see our audited interim consolidated financial statements for further details about our Consolidated Balance Sheet.

Total liabilities and stockholders’ equity increased by R$96,402 million, as of June 30, 2022 compared to December 31, 2021, mainly due to an increase in interbank market funds, institutional market funds and other financial liabilities, other liabilities, and financial liabilities at fair value through profit or loss. These results are detailed as follows: Deposits decreased by R$21,679 million as of June 30, 2022 compared to December 31, 2021, mainly due to a decrease of (i) R$17,061 million in demand deposits and; (ii) R$5,705 million in saving deposits. Please see “Note 15 – Deposits” to our audited interim consolidated financial statements for further details. Interbank market funds, institutional market funds and other financial liabilities increased by R$87,670 million, or 19.5%, as of June 30, 2022 compared to December 31, 2021, mainly due to an increase of R$82,238 million in interbank market funds, as a result of the following increases: (i) R$24,615 million in real estate bills, mainly due to tax exemptions for individuals; (ii) R$23,434 million in import and export financing, as this line item is directly affected by exchange rate fluctuations; and (iii) R$23,155 million in financial bills. Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our audited interim consolidated financial statements for further details. At fair value through profit or loss increased by R$11,495 million, or 18.1%, as of June 30, 2022, compared to December 31, 2021, mainly due to an increase of R$11,365 million in derivatives. Other liabilities increased by R$15,453 million, or 36.7%, as of June 30, 2022, compared to December 31, 2021, mainly due to increases in the following items: (i) R$8,640 million in charging and collection of taxes and similar; and (ii) R$6,393 million in funds in transit. Please see “Note 18 – Other assets and liabilities” to our audited interim consolidated financial statements for further details. Capital Management Capital Adequacy Through our ICAAP, we assess the adequacy of our capital to face the risks to which we are subject. For ICAAP, capital is composed of regulatory capital for credit, market and operational risks, and by the necessary capital to cover other risks. In order to ensure our capital soundness and availability to support business growth, we maintain capital levels above the minimum requirements, in accordance with the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortia (consórcios), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which we retain substantially all risks and rewards.

As of June 30, 2022, our Total Capital reached R$168,956 million, a decrease of R$841 million compared to December 31, 2021. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 14.1%, as of June 30, 2022, a decrease of 60 basis points compared to 14.7% as of December 31, 2021, due to extraordinary events and reduction in Tier I and II debts. Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. We are within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of June 30, 2022, our Fixed Assets Ratio reached 19.0%, which presents a buffer of R$52,441 million. Our Tier I ratio increased 10 basis points in relation to March 31, 2022, due to the result for the period, partially offset by the increase of RWA, prudential adjustments and by the acquisition of XP Inc. shares. Please see “Note 32 – Risk and Capital Management” of our audited interim consolidated financial statements for further details about regulatory capital.

Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. We present below a discussion of our LCR for the three-month period ended on June 30, 2022, and NSFR as of June 30, 2022. Liquidity Coverage Ratio The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%. Our average LCR as of June 30, 2022, was 145.7% and, accordingly, above Central Bank requirements. Net Stable Funding Ratio The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario. We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period. Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

As of June 30, 2022, our ASF totaled R$1,070.7 billion, mainly due to capital and retail business and wholesale business funding, and our RSF totaled R$894.4 billion, particularly due to loans and financings with wholesale business and retail business customers, central governments and transactions with central banks. As of June 30, 2022, our NSFR was 119.7% and, accordingly, above Central Bank requirements. Liquidity and Capital Resources We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: (i) cash and deposits on demand, (ii) funded positions of securities purchased under agreements to resell and (iii) unencumbered government securities. The following table presents our operational liquidity reserve as of June 30, 2022 and 2021: Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please see “Note 15 – Deposits” to our audited interim consolidated financial statements for further details about funding. Capital Expenditures

In accordance with our practice over the last few years, our capital expenditures in the six-month period ended June 30, 2022, were funded with internal resources. We cannot provide assurance that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The table below presents our capital expenditures in the six-month period ended June 30, 2022, and in the year ended December 31, 2021: As of June 30, 2022 As of December 31, 2021 Capital Expenditures (In millions of R$, except percentages) Fixed Assets 853 1,414 Fixed assets under construction 386 710 Land and buildings 8 25 Leasehold improvements 12 106 Furniture and equipment, installations and data processing systems 435 532 Other 12 41 Intangible Assets 2,963 7,667 Goodwill - - Association for the promotion and offer of financial products and services - 5 Software acquired and internally developed software 2,490 4,249 Other intangibles 473 3,413 Total 3,816 9,081 Please see “Note 14 – Goodwill and Intangible Assets” to our audited interim consolidated financial statements for details about our capital expenditures. Capitalization The table below presents our capitalization as of June 30, 2022. The information described is derived from our audited interim consolidated financial statements as of and for the six-month period ended June 30, 2022. As of the date of this Form 6-K, there has been no material change in our capitalization since June 30, 2022.

Off-Balance Sheet Arrangements We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13 - Fixed assets,” “Note 14 - Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, I.I – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management – I.IV – Maximum Exposure of Financial Assets to Credit Risk” to our audited interim consolidated financial statements. REGULATORY RECENT DEVELOPMENTS We are subject to the regulation and supervision of various regulatory entities, in the segments we operate. The supervision of these entities is essential to the structure of our business and directly impact our growth strategies. Below we list the main public consultations, resolutions, rules, or laws that are currently in full force in the Brazilian legal system, to which the Itaú Unibanco is subject to comply with. In addition, the Itaú Unibanco is also subject to the regulations described in “Item 4B. Business Overview - Supervision and Regulation” of our 2021 Form 20-F. Financial System Regulators issue Joint Resolution on Interoperability on Open Finance On May 20, 2022, the Central Bank , the National Monetary Council (the “CMN”), the National Council of Private Insurance (the “CNSP”) and the Superintendence of Private Insurance (the “Susep”) issued Joint Resolution No. 5, which establishes more clarity and rules for interoperability within the scope of Open Finance. Such interoperability will allow the standardized sharing of data, with the client’s consent, in a secure, agile and accurate manner, between banks, payment institutions, credit cooperatives, insurance companies, open complementary pension funds, capitalization companies and other institutions authorized to operate by the Central Bank and Susep. The participants of the ecosystem are responsible for proposing and implementing technical standards and operational procedures that ensure interoperability. These proposals must be sent to Susep and the Central Bank by November 30, 2023. Joint Resolution No. 5 will come into effect on January 2, 2023. The Brazilian Securities and Exchange Commission (Comissăo de Valores Mobiliários or “CVM”) issues new rules on public offerings of securities On July 13, 2022, the CVM issued Resolution No. 160, which (i) establishes new rules regarding public offerings for primary or secondary distribution of securities and the trading of securities offered in regulated markets, and (ii) revokes CVM Instructions No. 400, of December 29, 2003, No. 471, of August 8, 2008, No. 476 of January 16, 2009, No. 530, of November 22, 2012, and CVM Deliberations No. 476, of January 25, 2005, No. 533, of January 29, 2008, No. 809, of February 19, 2019, No. 818, of April 30, 2019, and No. 850, of April 7, 2020. The main purpose of Resolution No. 160 is to provide more flexibility, agility and legal security for public offerings in Brazil. Some important changes implemented by such ruling are: (a) a new definition of public offering; (b) a different registration process for public offerings, which established an ordinary registration (with a process similar to that of CVM Instruction No. 400), and an automatic registration (with a process similar to that of CVM Instruction No. 476); (c) and rules applicable to the process for analyzing requests for waiver of registration or offering requirements, establishing that such requests, unless they are the responsibility of the technical area, must be made before the beginning of the review of the application for registration of the offering, since the differentiated treatment would require a more complex analysis by the CVM. Considering this point, registration processes involving waiver requests will take longer, since it will be necessary to await the result of the waiver request before filing the registration request. Also, the new rule provides the possibility of requesting a reserved analysis of the registration application by CVM, allowing the offeror to choose between (i) requesting secrecy only with respect to the offering documentation but announcing that it has submitted an application for registration of the offering or (ii) secrecy of all information. Other main changes established by Resolution No. 160 are (a) the creation of the offering sheet (lâmina da oferta), a document that will have standardized content and aims to facilitate the investor’s initial contact with a given offering, making it possible to simultaneously compare offerings more efficiently; and (b) clear initial and final terms for the silence period; the offeror, the financial institutions participating in the distribution syndicate and the persons hired to work or advise on the offering must refrain from advertising the offering during the period beginning on the earliest date between (i) the moment the offering is approved by means of a resolution or in the case of an exclusively secondary offering in which there is no such act, the moment of engagement or contracting of the institution that will perform the function of lead coordinator of the offering, or (ii) the 30th day prior to the filing of the application for registration of the offering with the CVM or the self-regulatory entity authorized by the CVM for the prior analysis of the application for registration. This silence period ends on the date of the announcement of the closing of the distribution.

Resolution No. 160 will enter into effect on January 2, 2023. The Central Bank launches a public consultation with the second part of the proposal for regulation of the new legal framework for the Brazilian foreign exchange market On July 19, 2022, the Central Bank launched Public Consultation No. 91/2022, which published the proposal for a normative act designed to regulate aspects related to foreign capital in Brazil, in foreign credit operations and foreign direct investment, in the context of Law No. 14,286, of December 29, 2021, which provides for the Brazilian exchange market, Brazilian capital abroad, foreign capital in the country, and the provision of information to the Central Bank (the “New Foreign Exchange Law”). As a result of the New Foreign Exchange Law, which will come into force on December 31, 2022, the Central Bank has concentrated its efforts on reviewing, consolidating and adapting all the infra-legal regulations applicable to the foreign exchange market. Therefore, the publication of Public Consultation No. 90/2022, which was available for public comment from the date of its publication, on May 12, 2022, until July 1, 2022, provides new rules addressing: (i) the principles and guidelines of the foreign exchange market; (ii) the financial charges on the cancellation or write-off of advances on foreign exchange transactions; (iii) the regulation of the foreign exchange market; and (iv) the residence for purposes of foreign exchange regulation. In the proposal for regulation of the new legal framework, we highlight the following innovative rules: (a) reduction of the scope of foreign credit operations and foreign direct investment subject to the provision of information to the Central Bank by the use of the proportionality criterion, considering the values and characteristics of the operations; (b) end of the restriction on remittances abroad from Brazil for payments of principal and interest in foreign credit operations in which there is no inflow of funds into the country; and (c) end of the requirement to provide information to the Central Bank about contracts between residents and non-residents regarding the use or assignment of patents, industrial or commercial trademarks, technology supply, for the purposes of financial transfers as royalties, as well as those related to the provision of technical services and the like, foreign operational leasing, renting and chartering. The proposed new rules eliminate or simplify the obligations for low-value transactions and preserve the Central Bank’s authority to monitor, supervise and produce statistics regarding foreign credit operations and foreign direct investment. This Public Consultation represents the second part of the regulation of Law No. 14,286 of December 29, 2021, which provides for the Brazilian exchange market, Brazilian capital abroad, foreign capital in Brazil, and the provision of information to the Central Bank. The first part of the regulation was about the foreign exchange market, object of Public Consultation No. 90/2022, of May 12, 2022. The third part, to be released in the future, will cover aspects related to investments in the financial and capital markets in Brazil and Brazilian capital abroad. The Public Consultation is set to end on September 2, 2022, and as of the date of this report on Form 6-K, the Central Bank will compile contributions received from market participants, which may result in amendments to the proposed drafts. The Brazilian Federal Government publishes a decree to regulate over-indebtedness On July 27, 2022, the Brazilian Federal Government published Decree No. 11,150, of July 26, 2022 (“Decree No. 11,150”), which establishes the rules for the preservation and non-commitment of the existential minimum for the purposes of prevention, treatment and conciliation of over-indebtedness in consumer debts, under Law No. 8,078, of September 11, 1990 (the “Consumer Defense Code”). The new rule establishes as basic consumer rights the guarantee of responsible credit practices, financial education and prevention and treatment of over-indebtedness scenarios, preserving the existential minimum, according to the new regulation, through debt review and renegotiation. Therefore, for purposes of regulating consumer over-indebtedness, the minimum existential income of the consumer (natural person) is considered to be equivalent to 25% of the minimum wage in effect on the date Decree No. 11,150 was published (R$ 1,212.00), i.e., R$ 303.00. However, the annual adjustment of the minimum wage will not lead to this amount being updated. Furthermore, the Decree provides that certain debts and credit limits will not be computed in the calculation of the preservation and non-compromise of the existential minimum, such as debts not related to consumption, related to real estate financings and refinancings; arising from loans and financings with real-property collateral; and arising from credit agreements guaranteed by surety (fiança) or with endorsements (aval). Also, the preservation or non-compromise of the existential minimum will not be considered an impediment for the concession of a credit that has the objective of substituting another transaction or transactions previously contracted by the consumer, as long as this substitution is aimed at improving the consumer’s financial condition. Finally, Decree No. 11,150 provides that its rules are not applicable for purposes of granting social assistance benefits. Decree No. 11,150 will come into effect 60 days after its date of publication. The President of Brazil publishes decree to regulate tax rate on foreign exchange transactions with credit cards and offshore remittances On July 29, 2022, the Brazilian Federal Government published Decree No. 11,153, of July 28, 2022 (“Decree No. 11,153”), which amended Decree No. 6,306, of December 14, 2007. The main modification was to the tax rate on financial transactions (Imposto sobre Operações Financeiras) related to certain kinds of foreign exchange transactions (“IOF/Exchange”). The main purpose of the changes introduced by Decree No. 11,153 was to update and adapt the language of the regulation to the regulations in effect, and now provide for a 6.38% tax rate no longer for foreign exchange transactions aimed at fulfilling the obligations of “credit or debit card companies”, but rather for “institutions that participate in cross-border payment schemes, in the capacity of issuers of such schemes.” Decree No. 11,153 also provides that international transfers in Brazilian currency, of funds held in deposit accounts in Brazil owned by non-resident holders and originally received in fulfillment of obligations of the institutions participating in payment arrangements with cross-border reach is also subject to the 6.38% IOF/Exchange rate, arising from the acquisition of goods and services from abroad and withdrawals abroad, made by end users of such arrangements, unless these users are the Federal Government, States, Municipalities, the Federal District and their foundations and autarchies, for which the applicable rate will be zero. Finally, the new decree also compiles the annual and gradual reduction of the 6.38% rate of IOF/Exchange in the cases where applicable, until it reaches zero in 2028, in line with the changes provided by Decree No. 10,997, of March 15, 2022. Decree No. 11,153 entered into effect on its publication date. SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: September 2, 2022

Itaú Unibanco Holding S.A. By: /s/ Milton Maluhy Filho Name: Milton Maluhy Filho Title: Chief Executive Officer By: /s/ Alexsandro Broedel Name: Alexsandro Broedel Title: Chief Financial Officer

FINANCIAL STATEMENTS

www.pwc.com.br (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. Consolidated financial statements at June 30, 2022 and independent auditor’s report

(A free translation of the original in Portuguese) Independent auditor’s report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. (“Bank”) and its subsidiaries, which comprise the consolidated balance sheet as at June 30, 2022 and the consolidated statements of income and comprehensive income for the quarter and six-month period then ended and the consolidated statements of changes in stockholders’ equity and cash flows for the six-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at June 30, 2022, the consolidated financial performance for the quarter and six-month period then ended and the consolidated cash flows for the six-month period then ended, in accordance with International Accounting Standard (IAS) 34—“Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our 2022 half-year audit. These matters were Matters addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Why it is a key audit matter How the matter was addressed PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9—Financial Instruments (Notes 2 (c) II, 2 (c) VI, 2 (d) IV, 4 a 10 e 28) The provision for expected loss continued to be an We confirmed our understanding of the process of area of focus in our audit, as it involves measurement the provision for expected loss and of Management’s judgment in determining the financial assets and liabilities in accordance with necessary provision through the application of IFRS 9. methodology and processes which use a variety of assumptions, including, among others, prospective Regarding the provision for expected loss information and criteria for determining a methodology, we performed a number of audit significant increase or decrease in credit risk. procedures substantially related to the: (i) analysis of management’s accounting policies in comparison Furthermore, as a result of the current economic with IFRS 9 requirements; (ii) testing of controls environment, management revised some of the related to the measurement of the provision for judgments and estimates used in determining the expected loss, which considers data, models and provision for expected loss, such as the weighting of assumptions adopted by Management; (iii) tests on macroeconomic scenarios, in order to adapt the models, including their approval and validation assumptions previously applied to the current of assumptions adopted to determine the estimated scenario of the Bank’s operations and its losses and recoveries. In addition, we tested subsidiaries. management’s documentation of the guarantees, the projected cash flows, the credit renegotiations, The financial instruments measured at fair value the counterparty’s risk assessment, the payment include operations with low liquidity and/or no delays, and other aspects that could result in a active market, which are substantially comprised of significant increase of the credit risk, as well as the securities issued by companies and by derivative classification of operations in their proper stages, contracts. The fair value measurement of these pursuant to IFRS 9; (iv) tests on inputs to models financial instruments involves subjectivity, since it and, when available, we compared data and depends on valuation techniques performed based assumptions with market information; and on internal models that include Management (v) analysis over Management’s disclosures in the assumptions in their fair valuation. financial statements in order to comply with IFRS 7—Financial Instruments: Disclosures and Furthermore, market risk management is complex, IFRS 9. especially in times of high volatility, as well as in situations where observable prices or market We consider that the criteria and assumptions parameters are not available. adopted by management in determining and recording the provision for expected loss are These matters also continued to be a focus of our appropriate and consistent, in all material respects, 2022 half-year audit due to the relevance and in the context of the consolidated financial subjectivity mentioned above. statements. Regarding the measurement of financial assets and financial liabilities, we highlight the application of certain audit procedures: i) analysis of Management’s accounting policies in comparison with IFRS 9 requirements; ii) update our understanding of the valuation methodology used for these financial instruments and the main 3

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit assumptions used by Management, as well as comparing them with independent methodologies and assumptions. We performed, on a sample basis, the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the disclosures in the accompanying notes to the Financial Statements. Information technology environment The Bank and its subsidiaries rely on their As part of our audit procedures, with the support of technology structure to process their operations our specialists, we assessed the information and prepare their financial statements. Technology technology environment, including the automated represents a fundamental aspect on the evolution of controls of the application systems that are the Bank and its subsidiaries’ business and, over the significant for the preparation of the financial last years, significant short and long-term statements. investments have been made in the information technology systems and processes. The procedures performed comprised the combination of relevant tests of design and The technology structure is comprised of more than effectiveness of controls as well as the performance one environment with different processes and of tests related to the information security, segregated controls. Additionally, a substantial part including the access management control, of the Bank and its subsidiaries’ teams are segregation of duties and monitoring the operating performing their activities remotely (home office), capacity of technology infrastructure. which generates the need to adapt technology processes and infrastructure to maintain the The audit procedures applied resulted in continuity of operations. appropriate evidence that was considered in determining the nature, timing and extent of other The lack of adequacy of the general controls of the audit procedures. technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. Provisions and contingent liabilities (Notes 2 (c) X, 2 (d) XIV e 29) The Bank and its subsidiaries have provisions and We confirmed our understanding and tested the contingent liabilities mainly arising from judicial design and the effectiveness of the main controls and administrative proceedings, inherent to the used to identify, assess, monitor, measure, record, normal course of their business, filed by third and disclose the provision and contingent liabilities, 4

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit parties, former employees, and public agencies, including the totality and the integrity of the involving civil, labor, tax, and social security database. matters. We tested the models used to quantify judicial In general, the settlement of these proceedings proceedings of civil and labor natures considered takes a long time and involve not only discussions on a group basis. We were supported by our on the matter itself, but also complex specialists in the labor, legal, and fiscal areas, process-related aspects, depending on the according to the nature of each proceeding. applicable legislation. Also, we performed external confirmation Besides the subjective aspects in determining the procedures with both internal and external lawyers possibility of loss attributed to each case, the responsible for the proceedings. evolution of case law on certain causes is not always uniform. Considering the materiality of the We considered that the criteria and assumptions amounts and the uncertainties and judgments adopted by Management for determining the involved, as described above, in determining, provision, as well as the information disclosed in recording and disclosing the provision and the explanatory notes are appropriate. contingent liabilities required items, we continue to consider this an area of audit focus. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank’s and its subsidiaries financial reporting process. Auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and 5

Itaú Unibanco Holding S.A. obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the half-year ended June 30, 2022 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, August 8, 2022 PricewaterhouseCoopers Emerson Laerte da Silva Auditores Independentes Ltda. Contador CRC 1SP171089/O-3 CRC 2SP000160/O-5

Itaú Unibanco Holding S.A.

Consolidated Balance Sheet

(In millions of reais)

Assets	Note	06/30/2022	12/31/2021
Cash		33,839	44,512
Financial assets		**2,017,644**	**1,915,573**
At Amortized Cost		**1,454,814**	**1,375,782**
Compulsory deposits in the Central Bank of Brazil		105,151	104,592
Interbank deposits	4	52,131	69,942
Securities purchased under agreements to resell	4	172,856	169,718
Voluntary investments with the Central Bank of Brazil	4	13,000	5,800
Securities	9	196,798	147,746
Loan and lease operations	10	862,528	822,590
Other financial assets	18a	97,728	96,473
(-) Provision for expected loss	4, 9, 10	(45,378)	(41,079)
At Fair Value through Other Comprehensive Income		**108,657**	**105,622**
Securities	8	108,657	105,622
At Fair Value through Profit or Loss		**454,173**	**434,169**
Securities	5	375,021	364,967
Derivatives	6, 7	78,660	69,045
Other financial assets	18a	492	157
Tax assets		**59,582**	**58,433**
Income tax and social contribution - current		2,164	1,636
Income tax and social contribution - deferred	24b I	52,141	50,831
Other		5,277	5,966
Other assets	18a	18,714	16,494
Investments in associates and joint ventures	11	6,955	6,121
Fixed assets, net	13	7,118	6,963
Goodwill and Intangible assets, net	14	21,756	21,110
Total assets		**2,165,608**	**2,069,206**

The accompanying notes are an integral part of these consolidated financial statements.

F - 1

ltaú Unibanco Holding S.A. Consolidated Balance Sheet (ln millions of reais) Liabilities and stockholders’ equity Note 06/30/2022 12/31/2021 Financial Liabilities 1,690,657 1,621,786 At Amortized Cost 1,611,569 1,553,107 Deposits 15 828,693 850,372 Securities sold under repurchase agreements 17a 245,319 252,848 lnterbank market funds 17b 259,383 177,145 lnstitutional market funds 17c 132,381 138,636 Other financial liabilities 18b 145,793 134,106 At Fair Value through Profit or Loss 74,974 63,479 Deriva tives 6, 7 74,569 63,204 Structured notes 16 88 114 Other financial liabilities 18b 317 161 Provision for Expected Loss 10 4,114 5,200 Loan commitments 3,420 4,433 Financial guarantees 694 767 Provision for insurance and private pensions 27c 221,639 214,976 Provisions 29 20,518 19,592 Tax liabilities 24c 7,363 6,246 lncome tax and social contribution—current 3,494 2,450 lncome tax and social contribution—deferred 24b li 320 280 Other 3,549 3,516 Other liabilities 18b 57,583 42,130 Total liabilities 1,997,760 1,904,730 Total stockholders’ equity attributed to the owners of the parent 157,222 152,864 company Capital 19a 90,729 90,729 Treasury shares 19a (71) (528) Capital reserves 19c 2,088 2,250 Revenue reserves 19c 75,831 66,161 Other comprehensive income (11 ,355) (5,748) Non-controlling interests 19d 10,626 11,612 Total stockholders’ equity 167,848 164,476 Total liabilities and stockholders’ equity 2,165,608 2,069,206 The accompanying notes are an integral part of these consolidated financial statements. F—2 ltaú Uni banco Holding S.A. Consolidated Statement of Incarne (ln millions of reais, except for number of shares and earnings per share information) Note 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Operating Revenues 36,100 32,214 71,063 60,487 lnleresl and similar income 21a 47,671 22,182 85,037 52,156 lnleresl and similar expenses 21b (25,162) (8,937) (55,535) (24,271) lncome of Financial Asseis and Liabililies ai Fair Value lhrough Profrt or Loss 21c 11 ,555 806 13,207 6,170 Foreign exchange resulls and exchange varialions in foreign lransactions (12,084) 6,002 351 3,098 Commissions and Banking Fees 22 11 ,733 10,262 22,896 20,065 Incarne from insurance and private pension operations before claim and selling expenses 1,539 901 2,834 1,996 Revenues from insurance premiums and private pensions 4,495 3,599 8,274 7,065 Change in provision for insurance and private pension (2,956) (2,698) (5,440) (5,069) Other income 3 848 998 2,273 1,273 Expected Loss from Financial Assets and Claims (7,357) (1,768) (13,961) (3,785) Expected Loss with Loan and Lease Operalions 10c (7,023) (1,827) (13,716) (4,001) Expected Loss with Other Financial Assei, net 4 556 481 1,069 (Expenses) / Recovery of claims (338) (497) (726) (853) Operating Revenues Net of Expected Losses from Financial Assets and Claims 28,743 30,446 57,102 56,702 Other operating incarne/ (expenses) (18,586) (16,461) (37,812) (34,179) General and administrative expenses 23 (16,462) (14,433) (33,332) (30,888) Tax expenses (2,255) (2,421) (4,776) (4,121) Share of profrt or (loss) in associales and joint venlures 11 131 393 296 830 Incarne/ (loss) before incarne tax and social contribution 10,157 13,985 19,290 22,523 Current income lax and social contribution 24a (2,634) (961) (4,769) (4,299) Deferred income tax and social conlribution 24a 245 (4,285) 182 (3,265) Net incarne/ (loss) 7,768 8,739 14,703 14,959 Net income attribulable to owners of the parent company 25 7,456 8,404 14,107 14,088 Net income / (loss) attributable to non-controlling interests 19d 312 335 596 871 Earnings per share—basic 25 Common 0.76 0.86 1.44 1.44 Preferred O 76 086 1.44 1.44 Earnings per share—diluted 25 Common 0.76 0.86 1.43 1.44 Preferred 0.76 0.86 1.43 1.44 Weighted average number of outstanding shares—basic 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,842,752,798 4,821 ,520,888 4,838,833,377 4,815,885,208 Weighted average number of outstanding shares—diluted 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,899,092,078 4,867,834,780 4,875,507,563 4,849,089,944 The accompanying notes are an integral part of these consolidated financial statements. F—3 ltaú Unibanco Holding S.A. Consolidated Statement of Comprehensive lncome (ln mil/ians of reais) Note 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Net income / (loss) 7,768 8,739 14,703 14,959 Financial assets at fair value through other comprehensive income (2,782) 276 (2,585) (1 ,218) Change in fair value (6,867) 59 (4,263) (2,906) Tax effect 2,193 143 1,132 1,355 (Gains) / lasses transferred to incarne statement 3,439 134 992 605 Tax effect (1,547) (60) (446) (272) Hedge (163) 1,691 (224) 1,297 Cash flow hedge 7 60 (13) (278) 625 Change in fair value 117 (29) (468) 1,179 Tax effect (57) 16 190 (554) Hedge of net investment in foreign operation 7 (223) 1,704 54 672 Change in fair value (416) 3,221 128 1,249 Tax effect 193 (1,517) (74) (577) Remeasurements of liabilities for post-employment benefits 111 (2) 2 (6) 4 Remeasurements 26 (6) 2 (11) 4 Tax effect 4 5 Foreign exchange variation in foreign investments 1,507 (2,514) (2,792) (1 ,157) Total other comprehensive income (1,440) (545) (5,607) (1 ,074) Total comprehensive income 6,328 8,194 9,096 13,885 Comprehensive income attributable to the owners of the parent company 6,016 7,859 8,500 13,014 Comprehensive income attributable to non-controlling interests 312 335 596 871 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these consolidated financial statements. F—4

X

ltaú Unibanco Holding S.A. Consolidated Statement of Changes in Stockholders’ Equity (ln millions of reais) Attributed to owners of the parent company Other comprehensive incarne Total Financial Assets at Remeasurements Conversion stockholders’ stockholders’ Note Treasury Capital Revenue Retained Gains and equity—owners equity- non- Total Capital shares earnings Fair Va~t~:rhrough of liabilities of post- adjustments of lasses -of the parent controlling employment foreign hedge( Comprehensive benefits investments 2) company interests 1 lncome( l Total· 01!01/2021 97,148 (907) 2,326 47,347 848 (1 ,531) 6,854 (9,092) 142,993 11,532 154,525 Transactions with owners 379 (149) 230 (1 ,271) (1 ,041) Resutt of deliverv of treasurv shares 19, 20 379 193 572 572 Recagnition of share-based payment plans (342) (342) (342) (Jncrease) / Decrease to lhe owners of lhe parenl company 2d 1, 3 (1,271) (1,271) Partial spin-off (6,419) (187) (3,457) 77 (23) 24 (9,985) (9,985) Dividends (880) (880) (72) (952) lnterest on capital (2,539) (2,539) (2,539) Reversai of Dividends or lnterest on capital—declared afler previous period 166 166 166 Unclairned dividends and lnterest on capital 74 74 74 Other< 3 ) 359 359 359 Total comprehensive income 14,088 (1 ,295) (1 ,134) 1,273 12,936 871 13,807 Net incarne 14,088 14,088 871 14,959 Other cornprehensive incarne for lhe period (1,295) (1,134) 1,273 (1,152) (1,152) Appropriations: Legal reserve 640 (640) Slatutory reserve 10,103 (10,103) Total—06130/2021 19 90,729 (S28) 1,990 55,158 (370) (1 ,527) s ,697 (7,795) 143,354 11,060 154,414 Change in the period (6,419) 379 (336) 7,811 (1 ,218) 4 (1 ,157) 1,297 361 (472) (111) Total—0110112022 90,729 (528) 2,250 66,161 (2,400) (1 ,486) 6,531 (8,393) 152,864 11,612 164,476 Transactions with owners 457 (162) 295 (1,281) (986) Resutt of deliverv of treasurv shares 19, 20 457 64 521 521 Recagnition of share-based payrnenl plans (226) (226) (226) (Jncrease) / Decrease to lhe owners of~pare~any 2d 1, 3 (1,281) (1,281) Dividends (301) (301) lnterest on ca~ital (4,041) (4,041) (4,041) Unclairned dividends and lnterest on capital 79 79 79 Corporate reorganization 2d 1, 3 (775) (775) (775) other< 3 l 368 368 368 Total comprehensive income 14,039 (2,585) (6) (2,792) (224) 8,432 596 9,028 Net incarne 14,107 14,107 596 14,703 Other cornprehensive incarne for~period (68) (2,585) (6) (2,792) (224) (5,675) (5,675) Appropriations: Legal reserve 723 (723) Statuto_ry reserve 9,354 (9,354) Total- 06/30/2022 19 90 1729 (71) 2,088 75,831 (4,985) (1 ,492) 3,739 (8,617) 157,222 10,626 167,848 Chanqe in the period 457 (162) 9,670 (2,585) (6) (2,792) (224) 4,358 (986) 3,372 1) lncludes lhe share in other comprehensive income of investmenls in associates andjoinl ventures related lo financial asseis ai fair value lhrough olher comprehensive incarne 2) lncludes cash flow hedge and hedge of nel inveslment in foreign operalion 3) lncludes Argenlina·s hyperinflalion adjuslmenl The accompanying notes are an integral part of lhese consolidated financial stalements F—5 ltaú Unibanco Holding S.A. Consolidated Statement of Cash Flows (ln mil/ians of reais) Note 01/01 to 01/01 to 06/30/2022 06/30/2021 Adjusted net income 61,987 28,668 Net incarne 14,703 14,959 Adjustments to net income: 47,284 13,709 Share-based payrnent (158) (280) Effects of changes in exchange rates on cash and cash equivalents 30,615 (2,315) Expected loss frorn financial asseis and clairns 13,961 3,785 Incarne frorn interest and foreign exchange variation frorn operations with subordinated debt (549) 5 ,511 Provision for insurance and private pension 5,440 5 ,069 Depreciation and arnortization 2 ,356 1,946 Expense frorn update / charges on lhe provision for civil, labor, tax and legal obligations 769 434 Provision for civil, labor, tax and legal obligations 1,849 2 ,328 Revenue frorn update / charges on deposits in guarantee (534) (147) Deferred taxes (excluding hedge tax effects) 24b 400 3 ,123 Incarne frorn share in lhe net incarne of associates and joint ventures and other investrnents (296) (830) Incarne frorn financial asseis—at fair value through other cornprehensive incarne 992 605 Incarne frorn interest and foreign exchange variation of financial asseis at fair value through other cornprehensive incarne (6,643) (5,026) Incarne frorn interest and foreign exchange variation of financial asseis at arnortized cosi (1 ,500) (583) (Gain) / loss on sale of investrnents and fixed asseis (6) (575) Other 23 588 664 Change in assets and liabilities 26,863 (17,589) (lncrease) / decrease in assets lnterbank deposits 11 ,614 1,636 Securities purchased under agreernents to resell 1,244 68,063 Cornpulsory deposits with lhe Central Bank of Brazil (559) (8,158) Loan operations (50,459) (22,988) Derivatives (asseis / liabilities) 1,526 (8,156) Financial asseis designated at fair value through profit or loss (10,054) (2,285) Other financial asseis (1 ,056) 2 ,121 Other tax asseis 161 2 ,252 Other asseis (6,531) 1,356 (Decrease) / increase in liabilities Deposits (21 ,679) (15,509) Deposits received under securities repurchase agreernents (7,529) (38,153) Funds frorn interbank rnarkets 82,238 (2,653) Funds frorn institutional rnarkets 3 ,000 (3,695) Other financial liabilities 11 ,842 6 ,048 Financial liabilities at fair value throught profit or loss (26) (22) Provision for insurance and private pension 497 (7,437) Provisions 1,225 1,788 Tax liabilities (11) (909) Other liabilities 15,149 13,111 Payrnent of incarne tax and social contribution (3,729) (3,999) Net cash from / (used in) operating activities 88,850 11,079 Dividends / lnterest on capital received frorn investrnents in associates and joint ventures 39 407 Cash upon sale of investrnents in associates and joint ventures 626 Cash and Cash equivalents, net of asseis and liabilities arising frorn lhe spin-off of XP lnc (10) Cash upon sale of fixed asseis 22 129 Mutual rescission of intangible asseis agreernents 64 (Purchase) / Cash frorn lhe sale of financial asseis at fair value through other cornprehensive incarne 874 1,548 (Purchase) / redernptions of financial asseis at arnortized cosi (47,045) (10,257) (Purchase) of investrnents in associates and joint ventures (528) (15) (Purchase) of fixed asseis (853) (610) (Purchase) of intangible asseis 14 (2,963) (2,298) Net cash from / (used in) investment activities (50,453) (10,416) Funding frorn institutional rnarkets 2,729 Redernptions in institutional rnarkets (8,705) (14,157) Change in non-controlling interests stockholders (1 ,281) (1 ,314) Result of delivery of treasury shares 453 510 Dividends and interest on capital paid to non-controlling interests (301) (29) Dividends and interest on capital paid (3,229) (3,202) Net cash from / (used in) financing activities (13,063) (15,463) Net increase / (decrease) in cash and cash equivalents 2d Ili 25,334 (14,800) Cash and cash equivalents at lhe beginning of lhe period 109,687 105,823 Effects of changes in exchange rates on cash and cash equivalents (30,615) 2 ,315 Cash and cash equivalents at the end of the period 104,406 93,338 Cash 33,839 39,837 lnterbank deposits 6 ,358 6 ,273 Securities purchased under agreernents to resell—Collateral held 51 ,209 47,228 Voluntary investrnents with lhe Central Bank of Brazil 13,000 Additional information on cash flow (Mainly operating activities) lnterest received 107,756 59,321 lnterest paid 44,193 29,475 Non-cash transactions Loans transferred to asseis held for sale Spin-off of XP lnc. investrnent 9 ,975 Dividends and interest on capital declared and not yet paid 3 ,376 2 ,817 The accompanying notes are an integral part of these consolidated financial statements. F—6

Itaú Unibanco Holding S.A. Notes to the Consolidated Financial Statements At 06/30/2022 and 12/31/2021 for balance sheet accounts and from 01/01 to 06/30 of 2022 and 2021 for income statement (In millions of reais, except when indicated) Note 1—Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participaçőes S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on August 08, 2022. Note 2—Significant accounting policies a) Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statement of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. The presentation of the Statement of Cash Flow comparison was reviewed to equalize the current disclosure criterion. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. F—7

b) New accounting standards changes and interpretations of existing standards I—Accounting standards applicable for period ended June 30, 2022 There were no new accounting standards for the current period. II—Accounting standards recently issued and applicable in future periods •IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: •General Model: applicable to all contracts without direct participation features. •Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model. •Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: •Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows. •Risk Adjustment: estimate of offset required for differences that may occur between cash flows. •Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract. •Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. This standard is effective for annual periods beginning January 1st, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. •Amendments to IAS 1 – Presentation of Financial Statements – Requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts. Analyzes regarding changes in disclosure will be completed by the date the standard becomes effective. •Amendments to IAS 8—Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. •Amendments to IAS 12 – Income Taxes – Clarifies that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities is no applicable to lease operations. These amendments are effective for years beginning January 1st, 2023. Possible impacts are being evaluated and will be completed by the date the standard becomes effective. F—8

c) Critical accounting estimates and judgments

The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impacton the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments.

Topic	Notes
Consolidation	Note 2c I and Note 3
Fair value of financial instruments	Note 2c II and Note 28
Effective interest rate	Note 2c III, Notes 5, 8, 9 and 10
Change to financial assets	Note 2c IV, Notes 5, 8, 9 and 10
Transfer and write-off of financial assets	Note 2c V, Notes 5, 8, 9 and 10
Expected credit loss	Note 2c VI, Notes 8, 9, 10 and 32
Goodwill impairment	Note 2c VII and Note 14
Deferred income tax and social contribution	Note 2c VIII and Note 24
Defined benefit pension plan	Note 2c IX and Note 26
Provisions, contingencies and legal obligations	Note 2c X and Note 29
Technical provisions for insurance and private pension	Note 2c XI and Note 27

I - Consolidation

Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING's involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

II - Fair value of financial instruments not traded in active markets, including derivatives

The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded.

III - Effective interest rate

For the calculation of the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied, taking into account the expected credit loss, to the amortized cost of the financial asset.

IV - Modification of financial assets

The factors used to determine whether there has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, significant change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and change to the currency in which the transaction is denominated.

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V—Transfer and write-off of financial assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. VI—Expected credit loss The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client’s credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions are: •Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. •Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales. •Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. •Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables. •Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk of a financial asset has increased significantly since the initial recognition using absolute and relative triggers (indicators). The migration of the financial asset to an earlier stage occurs with a significant reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. F—10

VII—Goodwill impairment The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. VIII—Deferred income tax and social contribution Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies. IX—Defined benefit pension plans The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. X—Provisions, contingencies and legal obligations ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts. XI—Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. F—11

d) Summary of main accounting practices I—Consolidation I.I—Subsidiaries In accordance with IFRS 10—Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29—Financial Reporting in Hyperinflationary Economies. The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital: F—12 lncorporation lnterest in voting capital % lnterest in total capital % Functional Currency 1 1,2> Country Activity 06/30/2022 12/31/2021 06/30/2022 12/31/2021 ln Brazil Banco ltaú BBA S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco ltaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco ltaucard S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% 3> Banco ltauleasing S.A. 1 Real Brazil Financial institution 100.00% 100.00% Cia. ltaú de Capitalização Real Brazil Premium Bonds 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A.—Arrendamento Mercantil Real Brazil Leasing 100.00% 100.00% 100.00% 100.00% Financeira ltaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% ltaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% ltaú Seguros S.A. Real Brazil lnsurance 100.00% 100.00% 100.00% 100.00% ltaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% ltaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard Instituição de Pagamento S.A. Real Brazil Acquirer 100.00% 100.00% 100.00% 100.00% Foreign ltaú CorpBanca Colombia S.A. Colombian peso Colombia Financial institution 55.65% 49.30% 55.65% 49.30% Banco ltaú (Suisse) S.A. Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco ltaú Argentina S.A. Argentine peso Argentina Financial institution 100.00% 100.00% 100.00% 100.00% Banco ltaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco ltaú Uruguay S.A. Uruguayan peso Uruguay Financial institution 100.00% 100.00% 100.00% 100.00% ltau Bank, Ltd. Real Cayman lslands Financial institution 100.00% 100.00% 100.00% 100.00% ltau BBA lnternational pie US Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% ltau BBA USA Securities lnc US Dollar United States Securities Broker 100.00% 100.00% 100.00% 100.00% ltaú CorpBanca 1 4> Chilean peso Chile Financial institution 55.96% 56.60% 55.96% 56.60% 1) Ali overseas offices of ITAÚ UNIBANCO HOLDING have the sarne functional currency as the parent company, except for CorpBanca New York Branch and ltaú Uni banco S.A. Miami Branch, which uses the US dollar. 2) On January 1, 2022, the functional currency of the units ltaú Uni banco S.A. Miami Branch and ltaú BBA USA Securities lnc. was changed from reais into dollars dueto the modification in the scope of activity and the main economic environment in which the units operate. 3) Company incorporated by Dibens Leasing S.A.—Arrendamento Mercantil at 03/ 31/ 2022. 4) ITAÚ UNIBANCO HO LDING contrais ITAÚ CORPBANCA due to the shareholders’ agreement. F—13

I.II—Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as negative goodwill and the amount will be recognized directly in income. I.III—Goodwill Goodwill is not amortized, but its recoverable value is assessed semiannually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. The breakdown of Goodwill and Intangible assets is described in Note 14. I.IV—Capital Transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders’ equity. II—Foreign currency translation II.I—Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates. II.II—Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedges of net investment in foreign operations, which are recognized in stockholders’ equity. III—Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Balance Sheet under the headings Cash, Interbank Deposits, Securities purchased under agreements to resell (Collateral Held) and Voluntary investments with the Central Bank of Brazil with original maturities not exceeding 90 days. IV—Financial assets and liabilities Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. F—14

IV.I—Initial recognition and derecognition Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets are partially or fully derecognized when: •the contractual rights to the cash flows of the financial asset expire, or •ITAÚ UNIBANCO HOLDING transfers the financial asset and this transfer qualifies for derecognition. The financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. Derecognition of financial assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. IV.II Classification and subsequent measurement of financial assets Financial assets are classified in the following categories: •Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest. •Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale. •Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: •The business model under which they are managed. •The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The F—15 accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. The adjustment to fair value of financial assets and liabilities is recognized: •In stockholders’ equity for financial assets and liabilities measured at fair value through other comprehensive income. •In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO HOLDING ‘s right to receive such dividends is assured. Equity instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income as Interest and similar income, when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected credit loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: F—16

•Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive. •Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive. •Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. •Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated. •Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly. •Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of contractual cash flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognizes the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. F—17

IV.III—Classification and subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for: •Financial liabilities at fair value through profit or loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. •Loan commitments and financial guarantees: see details in Note 2d IV.VlIl. Modification of financial liabilities A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. IV.IV—Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV.V—Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: •Their characteristics and economic risks are not closely related to those of the main component. •The separate instrument meets the definition of a derivative. •The underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. F—18

According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: •The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income. •The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: •The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge. •The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Income of financial assets and Liabilities at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other comprehensive income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: •The portion of gain or loss on the hedging instrument determined as effective is recognized in Other comprehensive income. •The ineffective portion is recognized in income. F—19

Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. IV.VI—Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. IV.VII—Premium bonds plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. IV.VIII—Loan commitments and financial guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. V—Investments in associates and joint ventures V.I—Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. V.II—Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. F—20

VI—Lease operations (Lessee) ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a counterparty to the right-of-use assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. VII—Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. VIII—Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semiannually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. The breakdown of Goodwill and Intangible assets is described in Note 14. IX—Assets held for sale Assets held for sale are recognized in the balance sheet under the heading Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. F—21

X—Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2d XIV. XI—Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. F—22

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. XII—Post-employment benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans—Defined benefit plans The liability or asset, as the case may be, is recognized in the Balance Sheet with respect to a defined benefit plan and corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. Pension plans—Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counterparty to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. F—23

Other post-employment obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur. XIII—Share-based payments Share-based payments are booked for the value of equity instruments granted based on their fair value at the grant date. This cost is recognized during the vesting period of the instruments right. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). XIV—Provisions, contingent assets and contingent liabilities These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: •Probable: in which liabilities are recognized in the balance sheet under Provisions. •Possible: which are disclosed in the Financial Statements, but no provision is recorded. •Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in accordance with current legislation. XV—Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. XVI—Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date. XVII—Dividends and interest on capital F—24

Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders’ equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. XVIII—Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. XIX—Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking, (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. XX—Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred. The main services provided by ITAÚ UNIBANCO HOLDING are: •Credit and debit cards: refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card; and the rental of Rede machines. •Current account services: substantially comprised of current account maintenance fees, according to each service package granted to the customer; transfers carried through TED/DOC, withdrawals from demand deposit account and money order. •Economic, Financial and Brokerage Advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges. Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided. F—25

•Funds management: refers to fees charged for the management and performance of investment funds and consortia administration. •Credit operations and financial guarantees provided: refer mainly to advance depositor fees, asset appraisal service and commission on guarantees provided. •Collection services: refer to collection and charging services. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. Note 3—Business development Itaú CorpBanca Colombia S.A. ITAÚ UNIBANCO HOLDING, through its subsidiaries Itaú CorpBanca (ITAÚ CORPBANCA) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in the Itaú CorpBanca Colombia S.A.’s capital for the amount of R$ 2,219, and now it holds 99.46% . The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations. Non-controlling interest in XP Inc. During 2020 and 2021, ITAÚ UNIBANCO HOLDING carried out the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.) which was subsequently merged into XP INC on October 1, 2021. On April 29, 2022, as set forth in the original agreement entered into in May 2017 and after approval by BACEN and regulatory bodies abroad, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a minority interest equivalent to 11.36% of XP INC’s capital, for the amount of R$ 8,015, and these shares were designated at Fair Value through Other Comprehensive Income. On June 7 and 9, 2022, shares were sold equivalent to 1.40% of XP INC’s capital, for the amount of R$ 867 and their fair value of R$ 901. Itaú CorpBanca ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. At the Extraordinary Stockholders’ Meeting of ITAÚ CORPBANCA held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CORPBANCA. On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 shares) of its interest in ITAÚ CORPBANCA for the amount of R$ 64 (CLP 9,912 million), then holding 55.96% . F—26

Note 4 - Interbank deposits and securities purchased under agreements to resell

	06/30/2022			12/31/2021		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell [1]	**172,807**	**47**	**172,854**	**168,937**	**774**	**169,711**
Collateral held	64,812	44	64,856	54,187	774	54,961
Collateral repledge	**102,305**	**3**	**102,308**	**103,968**	**-**	**103,968**
Assets received as collateral with right to sell or repledge	1,882	-	1,882	22,139	-	22,139
Assets received as collateral without right to sell or repledge	100,423	3	100,426	81,829	-	81,829
Collateral sold	5,690	-	5,690	10,782	-	10,782
Interbank deposits	46,346	5,779	52,125	64,049	5,885	69,934
Voluntary investments with the Central Bank of Brazil	13,000	-	13,000	5,800	-	5,800
Total [2]	**232,153**	**5,826**	**237,979**	**238,786**	**6,659**	**245,445**

1) The amounts of R$ 4,768 (R$ 9,266 at 12/31/2021) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 107,998 (R$ 114,750 at 12/31/2021) are pledged in guarantee of repurchase commitment transactions.
2) Includes losses in the amounts of R$ (8) (R$ (15) at 12/31/2021).

F - 27

Note 5 - Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities

	06/30/2022			12/31/2021		
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	**30,144**	**(734)**	**29,410**	**20,130**	**9**	**20,139**
Brazilian government securities (1)	**223,158**	**(1,131)**	**222,027**	**223,529**	**(1,774)**	**221,755**
Government securities – abroad (1)	**8,397**	**(95)**	**8,302**	**5,581**	**(20)**	**5,561**
Argentina	2,852	(49)	2,803	901	29	930
Chile	1,030	(2)	1,028	839	(2)	837
Colombia	708	(30)	678	1,071	(12)	1,059
United States	3,470	(11)	3,459	2,706	(35)	2,671
Mexico	15	(2)	13	19	-	19
Paraguay	30	-	30	10	-	10
Peru	7	-	7	8	-	8
Uruguay	285	(1)	284	27	-	27
Corporate securities (1)	**116,443**	**(3,908)**	**112,535**	**116,346**	**(1,878)**	**114,468**
Shares	16,432	(1,574)	14,858	20,293	(936)	19,357
Rural product note	3,538	30	3,568	6,752	100	6,852
Bank deposit certificates	344	-	344	150	-	150
Real estate receivables certificates	1,146	(72)	1,074	1,075	(63)	1,012
Debentures	69,445	(2,094)	67,351	66,730	(942)	65,788
Eurobonds and other	5,355	(221)	5,134	5,293	(40)	5,253
Financial bills	15,149	(27)	15,122	10,128	(17)	10,111
Promissory and commercial notes	3,375	15	3,390	4,655	29	4,684
Other	1,659	35	1,694	1,270	(9)	1,261
Total	**378,142**	**(5,868)**	**372,274**	**365,586**	**(3,663)**	**361,923**

1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) Brazilian government securities R$ 38,907 (R$ 50,116 at 12/31/2021), b) Government securities - abroad R$ 880 (R$ 171 at 12/31/2021) and c) Corporate securities R$ 12,788 (R$ 15,984 at 12/31/2021), totaling R$ 52,575 (R$ 66,271 at 12/31/2021).

F - 28

The cosi and fair value per maturity of Financial Asseis at Fair Value Through Profrt or Loss—Securities were as follows: 06/30/2022 12/31/2021 Cost Fair value Cost Fair value Current 125,047 122,368 78,151 77,057 Non-stated maturity 38,041 35,734 33,781 32,853 Up to one year 87,006 86,634 44,370 44,204 Non-current 253,095 249,906 287,435 284,866 From one to tive years 178,232 177,359 212,424 211,325 From tive to ten years 51 ,620 50,586 51 ,434 50,688 After ten years 23,243 21,961 23,577 22,853 Total 378,142 372,274 365,586 361,923 Financial Assets at Fair Value Through Profit or Loss—Securities include assets with a fair value of R$ 202,892 (R$ 197,648 at 12/31/2021) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss—Securities 06/30/2022 Adjustments to Fair Value (in Cost Fair value lncome) Brazilian externai debt bonds 2,714 33 2,747 Total 2,714 33 2,747 12/31/2021 Adjustments to Fair Value (in Cost Fair value lncome) Brazilian externai debt bonds 3,075 (31) 3,044 Total 3,075 (31) 3,044 The cost and fair value by maturity of financial assets designated as fair value through profit or loss—Securities were as follows: 06/30/2022 12/31/2021 Cost FairValue Cost FairValue Current 2,192 2,229 1,474 1,458 Up to one year 2,192 2,229 1,474 1,458 Non-current 522 518 1,601 1,586 From one to five years 522 518 1,601 1,586 Total 2,714 2,747 3,075 3,044 F—29

Note 6—Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures—Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards—Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps—Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options—Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives—Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,251 (R$ 11,011 at 12/31/2021) and was basically comprised of government securities. Further information on parameters used to management risks, may be found in Note 32 – Risk and Capital Management. F—30

a) Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	06/30/2022							
	Fair value (1)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	42,761	54.4%	386	1,606	1,409	7,312	7,152	24,896
Option agreements	10,892	13.8%	1,358	1,692	5,133	1,206	671	832
Forwards	13,958	17.7%	12,708	442	437	38	2	331
Credit derivatives	212	0.3%	-	-	6	4	4	198
NDF - Non Deliverable Forward	10,213	13.0%	2,930	1,433	1,780	2,550	960	560
Other Derivative Financial Instruments	624	0.8%	311	10	9	5	33	256
Total	**78,660**	**100.0%**	**17,693**	**5,183**	**8,774**	**11,115**	**8,822**	**27,073**
% per maturity date			22.5%	6.6%	11.2%	14.1%	11.2%	34.4%

	06/30/2022							
	Fair value (1)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(35,724)	47.9%	(370)	(1,031)	(1,143)	(5,473)	(6,513)	(21,194)
Option agreements	(15,366)	20.6%	(2,185)	(4,645)	(5,618)	(1,208)	(829)	(881)
Forwards	(12,879)	17.3%	(12,876)	-	(2)	(1)	-	-
Credit derivatives	(503)	0.7%	-	-	(5)	(6)	(8)	(484)
NDF - Non Deliverable Forward	(9,876)	13.2%	(2,648)	(1,683)	(2,074)	(2,251)	(767)	(453)
Other Derivative Financial Instruments	(221)	0.3%	(29)	(5)	(26)	(66)	(1)	(94)
Total	**(74,569)**	**100.0%**	**(18,108)**	**(7,364)**	**(8,868)**	**(9,005)**	**(8,118)**	**(23,106)**
% per maturity date			24.3%	9.9%	11.9%	12.1%	10.9%	30.9%

1) Comprises R$ (444) pegged to Libor.

F - 31

12/31/2021 11 Fair value > % 0-30 31-90 91-180 181-365 366-720 Over 720 days Assets Swaps—adjustment receivable 38,014 55.0% 1,820 370 837 2,596 7,341 25,050 Option agreements 21,252 30.8% 10,599 3,515 3,788 1,913 683 754 Forwards 3,111 4.5% 1,595 1,167 290 56 3 Credit derivalives 242 0.4% 7 8 22 205 NDF—Non Deliverable Forward 5,943 8.6% 1,193 1,207 1,109 1,053 752 629 Other Derivative Financial lnstruments 483 0.7% 285 2 6 25 165 Total 69,045 100.0% 15,492 6,261 6,031 5,632 8,826 26,803 % per maturity date 22.4% 9.1% 8.7% 8.2% 12.8% 38.8% 12/31/2021 11 Fair value > % 0-30 31-90 91-180 181-365 366-720 Over 720 days Liabilities Swaps—adjustment payable (34,646) 54.9% {1,562) (638) {1,057) {2,275) {6,944) (22,170) Option agreements (22,547) 35.7% (4,086) (5,170) (7,479) (4,247) (786) (779) Forwards (762) 1.2% (762) Credit derivatives (198) 0.3% (1) (1) (8) (188) NDF—Non Deliverable Forward {4,896) 7.7% (739) {1,256) (565) (1,097) (822) (417) Other Derivative Financial lnstruments (155) 0.2% (4) (2) (6) (5) (36) (102) Total (63,204) 100.0% (7,153) (7,066) (9,108) (7,625) (8,596) (23,656) % per maturity date 11.3% 11.2% 14.4% 12.1% 13.6% 37.4% 1) Comprises R$ (1,102) pegged to Libor. F—32

b) Derivatives by index and Risk Factor Off-balance sheet Balance sheet account Adjustment to fair notional amount receivable / (received) value (in income / Fairvalue (payable) / paid stockholders’ equity) 06/30/2022 Future contracts 899,568 Purchase commitments 272,640 Shares 7,930 Commodrties 858 lnterest 245,059 Foreign currency 18,793 Commitments to sell 626,928 Shares 11,243 Commodrties 2,679 lnterest 586,662 Foreign currency 26,344 Swap contracts 212 6,825 7,037 Asset position 1,262,000 17,591 25,170 42,761 Commodrties 81 2 2 lnterest 1,213,949 15,604 24,227 39,831 Foreign currency 47,970 1,985 943 2,928 Liability position 1,262,000 (17,379) (18,345) (35,724) Shares 1,007 (57) 9 (48) Commodrties 217 lnterest 1,199,752 (16,090) (17,376) (33,466) Foreign currency 61,024 (1 ,232) (978) (2,210) Option contracts 933,412 (4,734) 260 (4,474) Purchase commitments—long position 126,231 6,882 (2,363) 4,519 Shares 13,451 591 113 704 Commodrties 971 65 26 91 lnterest 37,886 70 (6) 64 Foreign currency 73,923 6,156 (2,496) 3,660 Commitments to sell—long position 339,906 4,151 2,222 6,373 Shares 22,943 1,116 1,606 2,722 Commodrties 507 96 (2) 94 lnterest 249,274 50 (44) 6 Foreign currency 67,182 2,889 662 3,551 Purchase commitments—short position 84,621 (7,608) 2,811 (4,797) Shares 13,393 (372) (71) (443) Commodrties 748 (36) 7 (29) lnterest 1,494 (18) 5 (13) Foreign currency 68,986 (7,182) 2,870 (4,312) Commitments to sell—short position 382,654 (8,159) (2,410) (10,569) Shares 20,417 (699) (1,363) (2,062) Commodrties 620 (100) (4) (104) lnterest 286,819 (97) 55 (42) Foreign currency 74,798 (7,263) (1,098) (8,361) Forward operations 29,223 1,115 (36) 1,079 Purchases receivable 7,298 7,620 (24) 7,596 Shares 909 909 (36) 873 lnterest 6,389 6,711 12 6,723 Purchases payable obligations (6,389) (6,389) lnterest (6,389) (6,389) Sales receivable 983 6,361 6,362 Shares 94 91 91 lnterest 331 6,270 6,270 Foreign currency 558 1 1 Sales deliverable obligations 20,942 (6,477) (13) (6,490) lnterest 5,939 (6,477) (10) (6,487) Foreign currency 15,003 (3) (3) Credit derivatives 24,090 (167) (124) (291) Asset position 9,385 180 32 212 Shares 1,012 27 2 29 lnterest 8,373 153 30 183 Liability position 14,705 (347) (156) (503) Shares 2,913 (42) (68) (110) lnterest 11,792 (305) (88) (393) NDF—Non Deliverable Forward 298,950 21 316 337 Asset position 146,210 10,034 179 10,213 Commodrties 2,253 537 (78) 459 Foreign currency 143,957 9,497 257 9,754 Liability position 152,740 (10,013) 137 (9,876) Commodrties 1,456 (771) 14 (757) Foreign currency 151,284 (9,242) 123 (9,119) Other derivative financial instruments 6,399 1 402 403 Asset position 5,806 175 449 624 Shares 685 42 42 Commodrties 15 1 1 lnterest 5,106 175 85 260 Foreign currency 321 321 Liability position 593 (174) (47) (221) Shares 276 (4) (27) (31) Commodrties 13 (4) (4) lnterest 291 (170) (9) (179) Foreign currency 13 (7) (7) Asset 52,994 25,666 78,660 Liability (56,546) (18,023) (74,569) Total (3,552) 7,643 4,091 Derivative contracts mature as follows (in days): notional amount 111 Off-balance sheet- O -30 31 -180 181—365 Over 365 days 06/30/2022 Future contracts 229,309 263,753 270,275 136,231 899,568 Swap contracts 31 ,273 116,095 335,914 778,718 1,262,000 Option contracts 515,734 308,567 81 ,235 27,876 933,412 Forwards (onshore) 12,555 15,065 1,269 334 29,223 Credit derivatives 7,697 1,688 14,705 24,090 NDF—Non Deliverable Forward 98,230 113,225 59,103 28,392 298,950 Other derivative financial instruments 218 368 648 5,165 6,399 1) Comprises R$ 255,083 pegged to Libor. F—33

Off-balance sheet Balance sheet account Adjustment to fair notional amount receivable / (received) value (in income / Fairvalue (payable) / paid stockholders’ equity) 12/31/2021 Future contracts 857,781 Purchase commitments 470,895 Shares 14,627 Commodities 703 lnterest 429,862 Foreign currency 25,703 Commitments to sell 386,886 Shares 14,181 Commodities 3,308 lnterest 342,575 Foreign currency 26,822 Swap contracts (1 ,861) 5,229 3,368 Asset position 1,338,457 13,410 24,604 38,014 Commodities 2 lnterest 1,318,082 10,339 23,835 34,174 Foreign currency 20,373 3,071 769 3 ,840 Liability position 1,338,457 (15,271) (19,375) (34,646) Shares 497 (37) (3) (40) Commodities 130 (1) (1) lnterest 1,309,778 (13,331) (19,377) (32,708) Foreign currency 28,052 (1,903) 6 (1 ,897) Option contracts 1,621,736 154 (1 ,449) (1 ,295) Purchase commitments—long position 145,412 17,981 1,496 19,477 Shares 11 ,929 521 1,140 1,661 Commodities 471 20 20 40 lnterest 63,697 127 98 225 Foreign currency 69,315 17,313 238 17,551 Commitments to sell—long position 668,380 2,433 (658) 1,775 Shares 18,928 878 339 1,217 Commodities 306 9 (3) 6 lnterest 582,086 154 (148) 6 Foreign currency 67,060 1,392 (846) 546 Purchase commitments—short position 79,734 (17,595) (2,781) (20,376) Shares 14,045 (348) (1 ,185) (1 ,533) Commodities 274 (8) (1) (9) lnterest 3,284 (68) (48) (1 16) Foreign currency 62,131 (17,171) (1 ,547) (18,718) Commitments to sell—short position 728,210 (2,665) 494 (2,171) Shares 16,545 (648) (368) (1 ,016) Commodities 266 (19) 11 (8) lnterest 642,475 (227) 211 (16) Foreign currency 68,924 (1,771) 640 (1,131) Forward operations 26,129 2,362 (13) 2,349 Purchases receivable 1,016 1,186 (27) 1,159 Shares 948 948 (27) 921 lnterest 68 238 238 Purchases payable obligations (68) (68) lnterest (68) (68) Sales receivable 20,765 1,938 14 1,952 Shares 1,258 1,244 (1) 1,243 lnterest 694 694 Foreign currency 19,507 15 15 Sales deliverable obligations 4,348 (694) (694) lnterest 694 (694) (694) Foreign currency 3,654 Credit derivatives 21 ,556 (532) 576 44 Asset position 13,414 (271) 513 242 Shares 1,784 (37) 101 64 Commodities 18 lnterest 11 ,612 (234) 412 178 Liability position 8,142 (261) 63 (198) Shares 1,865 (63) 17 (46) lnterest 6 ,277 (198) 46 (152) NDF—Non Deliverable Forward 278,531 239 808 1,047 Asset position 144,123 5,256 687 5,943 Shares 5 Commodities 2,489 478 (1) 477 Foreign currency 141 ,629 4 ,778 688 5,466 Liability position 134,408 (5,017) 121 (4,896) Commodities 1,104 (50) 3 (47) Foreign currency 133,304 (4,967) 118 (4,849) Other derivative financial instruments 6,064 25 303 328 Asset position 5,132 164 319 483 Shares 202 8 8 lnterest 4 ,869 161 29 190 Foreign currency 61 3 282 285 Liability position 932 (139) (16) (155) Shares 576 (9) (12) (21) lnterest 347 (130) (3) (133) Foreign currency 9 (1) (1) Asset 42,097 26,948 69,045 Liability (41 ,710) (21 ,494) (63,204) Total 387 5,454 5,841 Derivative contracts mature as follows in da s : Off-balance sheet—notional amount O—30 31—180 181—365 Over 365 days 12/31/2021 Future contracts 370,243 248,922 74 ,456 164,160 857,781 Swap contracts 131 ,681 155,022 121,040 930,714 1,338,457 Option contracts 1,230,470 268,254 45,731 77,281 1,621 ,736 Forwards 3,173 13,402 9 ,551 3 26,129 Credit derivatives 6 ,602 826 14,128 21 ,556 NDF—Non Deliverable Forward 77,962 113,359 48,091 39,119 278,531 Other derivative financial instruments 199 739 624 4,502 6 ,064 1) Comprises R$ 289,252 pegged to Libor. F—34

c) Derivatives by notional amount See below lhe composition of lhe Derivalive Financial lnslrumenls portfolio by lype of inslrumenl, slaled ai lheir nolional amounls, per lrading localion (organized or over-lhe-counler markel) and counlerparties. 06/30/2022 NDF- Non Other derivative Future contracts Swap contracts Option contracts Forwards Credit derivatives Deliverable financial instruments Forward Stock exchange 899,568 795,319 832,606 16,564 7,858 54,174 Over-the-counter market 466,681 100,806 12,659 16,232 244,776 6,399 Financial inslilutions 348,562 66,004 12,328 16,232 110,298 4,936 Companies 111,855 34,025 331 133,621 1,462 Individuais 6,264 777 857 Total 899,568 1,262,000 933,412 29,223 24,090 298,950 6,399 12/31/2021 NDF- Non Future contracts Swap contracts Option contracts Forwards Credit derivatives Deliverable Other derivative Forward financial instruments Stock exchange 857,781 817,629 1,530,730 25,368 7,535 65,035 Over-the-counter market 520,828 91,006 761 14,021 213,496 6,064 Financial inslilutions 413,651 57,540 761 14,021 76,415 4,861 Companies 103,758 32,415 136,270 1,200 Individuais 3,419 1,051 811 3 Total 857,781 1,338,457 1,621,736 26,129 21,556 278,531 6,064 F—35

d) Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, managementand mitigation of its portfolios' risk.

CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

	06/30/2022				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	12,495	2,328	4,737	5,430	-
TRS	6,936	6,936	-	-	-
Total by instrument	**19,431**	**9,264**	**4,737**	**5,430**	**-**
By risk rating					
Investment grade	863	254	352	257	-
Below investment grade	18,568	9,010	4,385	5,173	-
Total by risk	**19,431**	**9,264**	**4,737**	**5,430**	**-**
By reference entity					
Brazilian government	15,503	7,744	3,202	4,557	-
Governments – abroad	201	120	17	64	-
Private entities	3,727	1,400	1,518	809	-
Total by entity	**19,431**	**9,264**	**4,737**	**5,430**	**-**

	12/31/2021				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	9,837	1,681	3,566	4,590	-
TRS	5,610	5,610	-	-	-
Total by instrument	**15,447**	**7,291**	**3,566**	**4,590**	**-**
By risk rating					
Investment grade	516	194	253	69	-
Below investment grade	14,931	7,097	3,313	4,521	-
Total by risk	**15,447**	**7,291**	**3,566**	**4,590**	**-**
By reference entity					
Brazilian government	11,882	6,144	1,792	3,946	-
Governments – abroad	196	33	102	61	-
Private entities	3,369	1,114	1,672	583	-
Total by entity	**15,447**	**7,291**	**3,566**	**4,590**	**-**

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identicalto those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

	06/30/2022		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(12,495)	4,659	(7,836)
TRS	(6,936)	-	(6,936)
Total	**(19,431)**	**4,659**	**(14,772)**

	12/31/2021		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(9,837)	6,109	(3,728)
TRS	(5,610)	-	(5,610)
Total	**(15,447)**	**6,109**	**(9,338)**

F - 36

e) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following lables sei forth lhe financial asseis and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreemenls, as well as how these financial asseis and liabilities have been presented in ITAÚ UNIBANCO HOLDING’s consolidated financial statements. These tables also reflect lhe amounts of collateral pledged or received in relation to financial asseis and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial asseis subject to offsetting, enforceable master netting arrangements and similar agreements: 06/30/2022 Related amounls not offset in the Balance Gross amount of Net amount of financial Sheet 121 Gross amount offset in lhe recognized financial asseis presented in lhe Total Balance Sheet asseis 111 Balance Sheet 131 Cash collateral Financial instrumenls received Securities purchased under agreements to resell 172,854 172,854 (3,289) 169,565 Derivative financial instruments 78,660 78,660 (17,401) (1,099) 60,160 12/31/2021 Related amounls not offset in the Balance Gross amount of Net amount of financial heet 121 S Gross amount offset in lhe recognized financial Balance Sheet asseis presented in lhe Total 131 Cash collateral asseis 111 Balance Sheet Financial instrumenls received Securities purchased under agreements to resell 169,711 169,711 (3,649) 166,062 Derivative financial instruments 69,045 69,045 (14,517) (217) 54,311 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 06/30/2022 Related amounls not offset in the Balance Gross amount of Net amount of financial heet 121 S recognized financial Gross amount offset in lhe liabilities presented in lhe Total Balance Sheet Cash collateral liabilities 111 Balance Sheet Financial instrumenls 131 pledged Securities sold under repurchase agreements 245,319 245,319 (37,791) 207,528 Derivative financial instruments 74,569 74,569 (17,401) 57,168 12/31/2021 Related amounls not offset in the Balance Gross amount of Net amount of financial heet 121 Gross amount offset in lhe S recognized financial Balance Sheet liabilities presented in lhe Total liabilities 111 Balance Sheet Financial instrumenls 131 Cash collateral pledged Securities sold under repurchase agreements 252,848 252,848 (39,317) 213,531 Derivative financial instruments 63,204 63,204 (14,517) 48,687 1) lncludes amounts of master offset agreements and other such agreements, both enforceable and unenforceable. 2) Limited to amounts subject to enforceable master offset agreements and other such agreements. 3) lncludes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial asseis and financial liabilities are offset in lhe balance sheet only when there is a legally enforceable right to offset lhe recognized amounts and there is an intention to settle on a net basis, or realize lhe assei and settle lhe liability simultaneously. Derivative financial instruments and repurchased agreements not set off in lhe balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but lhe offset criteria have not been mel in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNI BANCO HOLDING has no intention to settle on a net basis, or realize lhe assei and settle lhe liability simultaneously. F—37

Note 7—Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: •Interest Rate: Risk of loss in transactions subject to interest rate variations. •Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently Futures Contracts, Options, NDF (Non Deliverable Forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks: •Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts. •Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts. •Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts. •Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts. •Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts. F—38

- Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts.

- Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates.

*UF – Chilean unit of account / TPM – Monetary policy rate

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

Strategies	Heading	06/30/2022					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	96,863	1,806	1,806	96,773	1,806
Hedge of assets transactions	Loans and lease operations and Securities	6,650	-	(519)	(519)	6,133	(519)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	45,120	-	(2,422)	(2,422)	43,211	(2,422)
Hedge of loan operations	Loans and lease operations	28	-	(1)	(1)	28	(1)
Hedge of funding	Deposits	-	4,763	125	125	4,888	125
Hedge of assets denominated in UF	Securities	13,836	-	(272)	(272)	14,108	(272)
Foreign exchange risk							
Hedge of highly probable forecast transactions		-	68	(34)	138	72	(34)
Hedge of funding	Deposits	-	232	(1)	(1)	232	(1)
Total		**65,634**	**101,926**	**(1,318)**	**(1,146)**	**165,445**	**(1,318)**

Strategies	Heading	12/31/2021					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	39,142	1,065	1,065	39,136	1,072
Hedge of assets transactions	Loans and lease operations and Securities	8,621	-	(409)	(409)	8,213	(409)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	40,526	-	(1,686)	(1,686)	39,962	(1,698)
Hedge of loan operations	Loans and lease operations	131	-	-	-	131	1
Hedge of funding	Deposits	-	5,749	30	30	5,779	30
Hedge of assets denominated in UF	Securities	14,558	-	(127)	(127)	14,683	(127)
Foreign exchange risk							
Hedge of highly probable forecast transactions		3,508	-	185	740	3,508	185
Total		**67,344**	**44,891**	**(942)**	**(387)**	**111,412**	**(946)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 172 (R$ 555 at 12/31/2021).

F - 39

06/30/2022 Book Value 11> Variations in fair value used to Variation in value recognized Hedge lnstrumenls Notional Hedge ineffecti-veness Amount reclassified from Cash amount calculate hedge in Other comprehensive recognized in income flow hedge reserve to income Asseis Liabilities ineffectiveness income lnterest rate risk Futures 146,117 104 97 (1,135) (1 ,135) Forward 15,692 76 957 (271) (271) Swaps 3,332 148 124 124 Foreign exchange risk Futures 61 61 (34) (34) 378 Forward 11 (1) (1) Swaps 232 (1) (1) Total 165,445 397 1,056 (1 ,318) (1,318) 378 12/31/2021 11 Book Value > Variations in fair value used to Variation in value recognized Hedge lnstrumenls Notional Hedge ineffecti-veness Amount reclassified from Cash amount —————- calculate hedge in Other comprehensive recognized in income flow hedge reserve to income Asseis Liabilities ineffectiveness income lnterest rate risk Futures 87,311 58 24 (1,035) (1 ,030) (5) (13) Forward 16,830 118 593 (118) (1 18) Swaps 3,763 19 22 21 Foreign exchange risk Futures 3,480 252 185 185 Forward 28 Total 111,412 447 617 (946) (942) (4) (13) 1) Amounts recorded under heading Derivatives. b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING’s strategies for net investments in foreign operations consist of hedging the exposure inthe functional currency of the foreign operation against the functional currency of head office. The risk hedged in this type of strategy is the currency risk. ITAÚ UNI BANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. lnstead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change infair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge. 06/30/2022 Hedged item Hedge instrument Strategies Book Value <2> Variation in value Variation in fair value used Foreign currency Notional recognized in Other conversion reserve amount to calculate hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk Hedge of net investment in foreign operations < 1> 6,531 (14,604) (14,604) ———————— 6,614 (14,728) Total 6,531 (14,604) (14,604) 6,614 (14,728) 12/31/2021 Hedged item Hedge instrument Strategies Book Value <2> Variation in value Variation in fair value used recognized in Other Foreign currency Notional to calculate hedge Assets Liabilities comprehensive income conversion reserve amount ineffectiveness Foreign exchange risk 1 _H_e_d_g_e_o_f_n_et_i_n_ve_s_t_m_e_nt_i_n_fo_r_e_ig_n_o_p_e_ra_t_io_n_s_<_> ________1_1_,_32_5 _____________ (_14__,7_0_1)_ ______ (1_4_,_70_1_) ___ 1_5_,9_24_ ________ (_1_4_,7_2_0) Total 11,325 (14,701) (14,701) 15,924 (14,720) 1) Hedge instruments consider lhe gross tax position. 2) Amounts recorded under heading Derivatives. In the period, the amount of R$ 6,993 (R$ 11,752 at 12/31/2021) was reversed from the hedge relationship, which remaining balance in the Foreign currency conversion reserve (Stockholders’ equity) is R$ (3,112) (R$ (5,265) at 12/31/2021), with no effect on the result as foreign investments were maintained. F—40

Hedge instruments	06/30/2022						
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	-	-	-	(5,759)	(5,718)	(41)	-
Future / NDF - Non Deliverable Forward	3,464	208	161	(138)	(74)	(64)	-
Future / Financial Assets	3,150	3,950	1,288	(8,831)	(8,812)	(19)	-
Total	**6,614**	**4,158**	**1,449**	**(14,728)**	**(14,604)**	**(124)**	**-**

Hedge instruments	12/31/2021						
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	2,126	286	-	(3,252)	(3,241)	(11)	-
Future / NDF - Non Deliverable Forward	8,036	209	95	(3,534)	(3,529)	(5)	-
Future / Financial Assets	5,762	6,566	3,653	(7,934)	(7,931)	(3)	-
Total	**15,924**	**7,061**	**3,748**	**(14,720)**	**(14,701)**	**(19)**	**-**

1) Amounts recorded under heading Derivatives.

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

Interest rate risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

- The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

F - 41

06/30/2022 Hedge lnstruments 121 Hedge Item Strategies Book Value< 11 FairValue Variation in fair value Notional Variation in fair value used reconized in income amount to calculate hedge Assets Liabilities Assets Liabilities ineffectiveness lnterest rate risk Hedge oi loan operations 11,644 11 ,475 (169) 11,644 167 Hedge ollunding 16,329 15,813 516 16,329 (513) _H_e_d_g_e_o_l_s_ec_u_r_it_ie_s ______________4_,6_6_5 __________ 4_,5_3_2 ______________ (_133__) ____ 4_,1_54_ __________ 1_2_4 Total 16,309 16,329 16,007 15,813 214 32,127 (222) 12/31/2021 Hedge lnstruments 121 Hedge Item Strategies Book Value< 11 FairValue Variation in fair value Notional Variation in fair value used reconized in income amount to calculate hedge Assets Liabilities Assets Liabilities ineffectiveness lnterest rate risk Hedge oi loan operations 8,890 8,917 27 8,890 (28) Hedge oi lunding 11,051 10,661 390 11,051 (388) _H_e_d_g_e_o_l_s_ec_u_r_it_ie_s ______________3_, 16__2 __________ 3_, 1_2_8 _______________ (_34_) ____ 2_,8_8_5 ___________ 2_9 Total 12,052 11,051 12,045 10,661 383 22,826 (387) 1) Amounts recorded under heading Deposits, Securities, Funds from lnterbank Markets and Loan and Lease Operations. 2) Comprises lhe amount oi R$ 4,386 (R$ 6,422 at 12/31/2021), related to instruments exposed by lhe change in relerence interest rates—IBORs. At 12/31/2021, the amount of R$ 8,001 was reversed from the hedge relationship, which effective portion is R$ 125, with no effect on the result because it is a fair value hedge of securities at fair value through other comprehensive income. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. 06/30/2022 Book value 11 Hedge lnstruments Notional > Variation in fair value used Hedge ineffectiveness amount to calculate hedge recognized in income Assets Liabilities ineffectiveness lnterest rate risk Swaps 32,094 542 903 (222) (8) Futures 33 Total 32,127 542 903 (222) (8) 12/31/2021 11 Hedge lnstruments Notional Book value > Variation in fair value used Hedge ineffectiveness amount to calculate hedge recognized in income Assets Liabilities ineffectiveness lnterest rate risk Swaps 22,826 2 551 (387) (4) Total 22,826 2 551 (387) (4) 1) Amounts recorded under heading Derivatives. F—42

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	06/30/2022			12/31/2021		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	96,773	(97)	96,863	39,136	(24)	39,142
Hedge of highly probable forecast transactions	72	60	68	3,508	252	3,508
Hedge of net investment in foreign operations	6,614	2,709	6,531	15,924	3,313	11,325
Hedge of loan operations (Fair value)	11,644	244	11,644	8,890	(28)	8,890
Hedge of loan operations (Cash flow)	28	(1)	28	131	-	131
Hedge of funding (Fair value)	16,329	(248)	16,329	11,051	(388)	11,051
Hedge of funding (Cash flow)	5,120	232	4,995	5,779	137	5,749
Hedge of assets transactions	6,133	15	6,650	8,213	8	8,621
Hedge of asset-backed securities under repurchase agreements	43,211	89	45,120	39,962	50	40,526
Hedge of assets denominated in UF	14,108	(957)	13,836	14,683	(593)	14,558
Hedge of securities	4,154	(357)	4,665	2,885	29	3,162
Total		**1,689**			**2,756**	

The table below shows the breakdown by maturity of the hedging strategies:

	06/30/2022							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	66,048	20,550	6,411	1,431	1,991	342	-	96,773
Hedge of highly probable forecast transactions	72	-	-	-	-	-	-	72
Hedge of net investment in foreign operations [1]	6,614	-	-	-	-	-	-	6,614
Hedge of loan operations (Fair value)	3,454	1,815	620	132	2,355	3,268	-	11,644
Hedge of loan operations (Cash flow)	28	-	-	-	-	-	-	28
Hedge of funding (Fair value)	3,108	1,675	1,479	1,546	1,822	5,635	1,064	16,329
Hedge of funding (Cash flow)	2,847	2,116	-	-	-	157	-	5,120
Hedge of assets transactions	-	6,133	-	-	-	-	-	6,133
Hedge of asset-backed securities under repurchase agreements	15,410	7,168	20,048	-	585	-	-	43,211
Hedge of assets denominated in UF	12,969	1,139	-	-	-	-	-	14,108
Hedge of securities	165	248	751	834	260	1,202	694	4,154
Total	**110,715**	**40,844**	**29,309**	**3,943**	**7,013**	**10,604**	**1,758**	**204,186**

	12/31/2021							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	1,284	9,453	14,221	7,313	5,332	1,533	-	39,136
Hedge of highly probable forecast transactions	3,508	-	-	-	-	-	-	3,508
Hedge of net investment in foreign operations [1]	13,888	-	-	-	-	-	-	13,888
Hedge of loan operations (Fair value)	3,377	1,522	797	838	809	1,547	-	8,890
Hedge of loan operations (Cash flow)	131	-	-	-	-	-	-	131
Hedge of funding (Fair value)	1,206	1,072	302	273	2,920	3,916	1,362	11,051
Hedge of funding (Cash flow)	2,147	3,632	-	-	-	-	-	5,779
Hedge of assets transactions	2,198	-	6,015	-	-	-	-	8,213
Hedge of asset-backed securities under repurchase agreements	2,322	14,963	8,976	13,098	-	603	-	39,962
Hedge of assets denominated in UF	10,148	4,535	-	-	-	-	-	14,683
Hedge of securities	-	453	56	1,520	50	805	-	2,884
Total	**40,209**	**35,630**	**30,367**	**23,042**	**9,111**	**8,404**	**1,362**	**148,125**

1) Classified as current, since instruments are frequently renewed.

F - 43

Note 8—Financial assets at fair value through other comprehensive income—Securities The fair value and corresponding gross carrying amount of Financial Asseis at Fair Value through Other Comprehensive Incarne—Securities asseis are as follows: 06/30/2022 12/31/2021 Fairvalue Fairvalue Gross carrying adjustments (in Gross carrying adjustments (in Expected loss Fairvalue Expected loss Fair value amount stockholders’ amount stockholders’ equity) equity) Brazilian government securities 11 > 65,084 (3,484) 61,600 71,298 (1,656) 69,642 Other government securities 36 (36) 36 (36) 11 Government securities—abroad > 34,991 (355) (1) 34,635 30,507 (313) 30,194 Argentina 417 (7) 410 409 (4) 405 Colombia 2,470 (172) 2,298 1,942 (95) 1,847 Chile 19,878 (191) 19,687 19,885 (151) 19,734 United States 6,896 (10) 6,886 4,520 (2) 4,518 Mexico 996 (1) 995 1,028 (6) 1,022 Paraguay 3,117 29 (1) 3,145 1,516 (57) 1,459 Uruguay 1,217 (3) 1,214 1,207 2 1,209 Corporate securities 1> 1 15,301 (2,804) (75) 12,422 6,714 (880) (48) 5,786 Shares 8,377 (2,701) 5,676 1,629 (886) 743 Bank deposrt certificates 49 (1) 48 132 (1) 131 Debentures 987 9 (45) 951 392 3 (44) 351 Eurobonds and other 5,590 (112) (27) 5,451 4,498 (1) 4,498 Financial bills 6 6 6 6 other 292 (3) 290 57 (3) 57 Total 115,412 (6,643) (112) 108,657 108,555 (2,849) (84) 105,622 1) Financial assets at fair value through other comprehensive incarne—Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) Brazilian government securities R$ 51 ,989 (R$ 43,560 at 12/31/2021 ), b) Government securities—abroad R$ 3,122 (R$ 2,385 at 12/31/2021 ) ande) Corporate securities R$ 45 (778 at 12/31/2021 ), totaling R$ 55,156 (R$ 46,723 at 12/31/2021 ). The gross carrying amount and the fair value of financial assets through other comprehensive income—securities by maturity are as follows: 06/30/2022 12/31/2021 Gross carrying amount Fairvalue Gross carrying amount Fairvalue Current 54,918 52,047 27,398 26,428 Non-stated maturity 8,377 5,676 1,629 743 Up to one year 46,541 46,371 25,769 25,685 Non-current 60,494 56,610 81,157 79,194 From one to tive years 41 ,683 39,879 64,034 63,256 From tive to ten years 13,692 12,621 12,017 11,557 After ten years 5,119 4,110 5,106 4,381 Total 115,412 108,657 108,555 105,622 Equity instruments at fair value through other comprehensive income—securities are presented in lhe table below: 06/30/2022 12/31/2021 Gross Adjustments to fair Expected Gross Adjustments to fair Expected carrying value (in Stockholders’ loss Fairvalue carrying value (in Stockholders’ loss Fairvalue amount equity) amount equity) Current Non-stated maturity Shares 8,377 (2,701) 5,676 1,629 (886) 743 Total 8,377 (2,701) 5,676 1,629 (886) 743 ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. In the period there was no receipt of dividends and there was reclassification of R$ (48.3) in Stockholders’ equity, due to partial sale of XP INC shares (Note 3). F—44

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 06/30/2022
Financial assets at fair value through other comprehensive income	**(84)**	**(14)**	**(14)**	**-**	**-**	**-**	**-**	**-**	**(112)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**-**	**-**	**(1)**	**-**	**-**	**-**	**-**	**-**	**(1)**
Corporate securities	**(48)**	**(14)**	**(13)**	**-**	**-**	**-**	**-**	**-**	**(75)**
Debentures	(44)	(1)	-	-	-	-	-	-	(45)
Eurobonds and other	(1)	(13)	(13)	-	-	-	-	-	(27)
Other	(3)	-	-	-	-	-	-	-	(3)

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2021
Financial assets at fair value through other comprehensive income	**(93)**	**3**	**(2)**	**8**	**-**	**-**	**-**	**-**	**(84)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**(1)**	**1**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Corporate securities	**(56)**	**2**	**(2)**	**8**	**-**	**-**	**-**	**-**	**(48)**
Debentures	(44)	-	-	-	-	-	-	-	(44)
Eurobonds and other	(9)	2	(2)	8	-	-	-	-	(1)
Other	(3)	-	-	-	-	-	-	-	(3)

F - 45

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	06/30/2022			12/31/2021		
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities [(1)]	**83,691**	**(33)**	**83,658**	**68,045**	**(37)**	**68,008**
Government securities – abroad	**36,820**	**(14)**	**36,806**	**24,888**	**(7)**	**24,881**
Colombia	989	(1)	988	925	(1)	924
Chile	4,498	-	4,498	828	-	828
Korea	8,481	(1)	8,480	5,604	-	5,604
Spain	9,997	(2)	9,995	6,132	(1)	6,131
Mexico	12,834	(10)	12,824	11,377	(5)	11,372
Uruguay	21	-	21	22	-	22
Corporate securities [(1)]	**76,287**	**(1,927)**	**74,360**	**54,813**	**(1,904)**	**52,909**
Rural product note	15,459	(58)	15,401	5,906	(14)	5,892
Bank deposit certificates	24	-	24	110	(1)	109
Real estate receivables certificates	4,398	(5)	4,393	3,988	(1)	3,987
Debentures	47,586	(1,849)	45,737	39,403	(1,883)	37,520
Eurobonds and other	75	-	75	457	(2)	455
Financial bills	105	-	105	51	-	51
Promissory and commercial notes	7,661	(10)	7,651	4,219	(2)	4,217
Other	979	(5)	974	679	(1)	678
Total	**196,798**	**(1,974)**	**194,824**	**147,746**	**(1,948)**	**145,798**

1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) Brazilian government securities R$ 26,630 (R$ 12,570 at 12/31/2021); and b) Corporate securities R$ 7,126 (R$ 11,358 at 12/31/2021), totaling R$ 33,756 (R$ 23,928 at 12/31/2021).

On January 1, 2022, a new business model was created, classified as Amortized Cost, for capital management of companie located in Chile (Itaú CorpBanca), in which Foreign Government Securities in the amount of R$ 5,069, previously classified in the Fair Value business model through Other Comprehensive Income.

On 06/30/2022, the fair value of reclassified assets would be of R$ 4,417 and the adjustment to fair value that would have been recognized in Other Comprehensive Income would be of R$ (530).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	06/30/2022		12/31/2021	
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	**53,621**	**52,958**	**45,353**	**45,169**
Up to one year	53,621	52,958	45,353	45,169
Non-current	**143,177**	**141,866**	**102,393**	**100,629**
From one to five years	99,683	99,155	70,924	69,965
From five to ten years	37,502	36,720	26,404	25,600
After ten years	5,992	5,991	5,065	5,064
Total	**196,798**	**194,824**	**147,746**	**145,798**

F - 46

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 06/30/2022
Financial assets at amortized cost	**(74)**	**(53)**	**(50)**	**14**	**1**	**-**	**-**	**-**	**(162)**
Brazilian government securities	**(37)**	**4**	**-**	**-**	**-**	**-**	**-**	**-**	**(33)**
Government securities - abroad	**(7)**	**1**	**(11)**	**3**	**-**	**-**	**-**	**-**	**(14)**
Colombia	(1)	-	-	-	-	-	-	-	(1)
Korea	-	(1)	-	-	-	-	-	-	(1)
Spain	(1)	(1)	-	-	-	-	-	-	(2)
Mexico	(5)	3	(11)	3	-	-	-	-	(10)
Corporate securities	**(30)**	**(58)**	**(39)**	**11**	**1**	**-**	**-**	**-**	**(115)**
Rural product note	(5)	(31)	(10)	1	1	-	-	-	(44)
Bank deposit certificate	(1)	1	-	-	-	-	-	-	-
Real estate receivables certificates	(1)	(3)	-	-	-	-	-	-	(4)
Debentures	(18)	(20)	(22)	8	-	-	-	-	(52)
Eurobond and other	(2)	-	-	2	-	-	-	-	-
Promissory and commercial notes	(2)	(3)	(5)	-	-	-	-	-	(10)
Other	(1)	(2)	(2)	-	-	-	-	-	(5)

Stage 2	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 06/30/2022
Financial assets at amortized cost	**(38)**	**(32)**	**(2)**	**33**	**-**	**-**	**(1)**	**-**	**(40)**
Corporate securities	**(38)**	**(32)**	**(2)**	**33**	**-**	**-**	**(1)**	**-**	**(40)**
Rural product note	-	(4)	-	-	-	-	(1)	-	(5)
Real estate receivables certificates		1	(2)	-	-	-	-	-	(1)
Debentures	(38)	(29)	-	33	-	-	-	-	(34)

Stage 3	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 06/30/2022
Financial assets at amortized cost	**(1,836)**	**(32)**	**(7)**	**103**	**-**	**-**	**-**	**-**	**(1,772)**
Corporate securities	**(1,836)**	**(32)**	**(7)**	**103**	**-**	**-**	**-**	**-**	**(1,772)**
Rural product note	(9)	-	-	-	-	-	-	-	(9)
Debentures	(1,827)	(32)	(7)	103	-	-	-	-	(1,763)

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2021
Financial assets at amortized cost	**(185)**	**188**	**(147)**	**70**	**-**	**-**	**-**	**-**	**(74)**
Brazilian government securities	**(44)**	**7**	**-**	**-**	**-**	**-**	**-**	**-**	**(37)**
Government securities - abroad	**(14)**	**37**	**(36)**	**6**	**-**	**-**	**-**	**-**	**(7)**
Chile	(1)	1	-	-	-	-	-	-	-
Colombia	-	4	(6)	1	-	-	-	-	(1)
Korea	(4)	7	(3)	-	-	-	-	-	-
Spain	(3)	6	(5)	1	-	-	-	-	(1)
Mexico	(6)	19	(22)	4	-	-	-	-	(5)
Corporate securities	**(127)**	**144**	**(111)**	**64**	**-**	**-**	**-**	**-**	**(30)**
Rural product note	(23)	39	(24)	3	-	-	-	-	(5)
Bank deposit certificate	-	1	(10)	8	-	-	-	-	(1)
Real estate receivables certificates	(8)	6	-	1	-	-	-	-	(1)
Debentures	(78)	74	(52)	38	-	-	-	-	(18)
Eurobond and other	(1)	8	(20)	11	-	-	-	-	(2)
Promissory notes	(10)	10	(5)	3	-	-	-	-	(2)
Other	(7)	6	-	-	-	-	-	-	(1)

Stage 2	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 12/31/2021
Financial assets at amortized cost	**(53)**	**19**	**(20)**	**16**	**-**	**-**	**-**	**-**	**(38)**
Corporate securities	**(53)**	**19**	**(20)**	**16**	**-**	**-**	**-**	**-**	**(38)**
Rural product note	(2)	2	-	-	-	-	-	-	-
Real estate receivables certificates	(4)	-	-	4	-	-	-	-	-
Debentures	(47)	17	(20)	12	-	-	-	-	(38)

Stage 3	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 12/31/2021
Financial assets at amortized cost	**(2,827)**	**610**	**(51)**	**432**	**-**	**-**	**-**	**-**	**(1,836)**
Corporate securities	**(2,827)**	**610**	**(51)**	**432**	**-**	**-**	**-**	**-**	**(1,836)**
Rural product note	-	6	(15)	-	-	-	-	-	(9)
Debentures	(2,827)	604	(36)	432	-	-	-	-	(1,827)

F - 47

Note 10 - Loan and lease operations

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and lease operations by type	06/30/2022	12/31/2021
Individuals	**373,097**	**332,536**
Credit card	127,089	112,809
Personal loan	48,943	42,235
Payroll loans	70,854	63,416
Vehicles	31,912	29,621
Mortgage loans	94,299	84,455
Corporate	**144,208**	**135,034**
Micro / small and medium companies	**153,369**	**149,970**
Foreign loans - Latin America	**191,854**	**205,050**
Total loans and lease operations	**862,528**	**822,590**
Provision for Expected Loss (1)	(47,510)	(44,316)
Total loans and lease operations, net of Expected Credit Loss	**815,018**	**778,274**

1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (694) (R$ (767) at 12/31/2021) and Loan Commitments R$ (3,420) (R$ (4,433) at 12/31/2021).

By maturity	06/30/2022	12/31/2021
Overdue as from 1 day	26,357	20,960
Falling due up to 3 months	229,018	211,329
Falling due from 3 months to 12 months	222,427	205,119
Falling due after 1 year	384,726	385,182
Total loans and lease operations	**862,528**	**822,590**

By concentration	06/30/2022	12/31/2021
Largest debtor	5,984	6,414
10 largest debtors	34,097	33,694
20 largest debtors	51,249	49,541
50 largest debtors	83,918	79,403
100 largest debtors	117,122	111,116

The breakdown of the loans and lease operations portfolio by debtor's industry is described in Note 32, item 1.4.1 - By business sector.

F - 48

b) Gross Carrying Amount (Loan Portfolio) Reconciliation oi gross portlolio oi loans and lease operations, segregated by stages: Balance at 11 Acquisition / Closing balance Stage 1 Transferto Stage 2 Transfer to Stage 3 < Cure from Stage 2 Cure from Stage 3 Derecognition (Settlement) 12/31/2021 06/30/2022 Individuais 270,371 (22,929) (1,392) 6,405 43,840 296,295 Corpo rate 128,519 (160) (1) 948 117 10,646 140,069 Micro / Small and medium companies 124,555 (9,594) (878) 4,650 6,197 124,938 Foreign loans—Lalin America 178,719 (3,781) (698) 1,397 18 (5,600) 170,055 Total 702,164 (36,464) (2,969) 13,400 143 55,083 731,357 Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage Cure from Stage 3 Derecognition Acquisition / Closing balance 12/31/2021 1 (Settlement) 06/30/2022 Individuais 38,168 (6,405) (5,903) 22,929 687 (1,554) 47,922 Corpo rate 1,600 (948) (86) 160 (30) 698 Micro / Small and medium companies 16,749 (4,650) (2,072) 9,594 572 (870) 19,323 Foreign loans—Lalin America 13,389 (1,397) (1,458) 3,781 273 (1,977) 12,611 Total 69,906 (13,400) (9,519) 36,464 1,534 (4,431) 80,554 Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage Transfer from Stage Derecognition Acquisition / Closing balance 12/31/2021 1 2 (Settlement) 06/30/2022 Individuais 23,997 (687) 1,392 5,903 (6,598) 4,873 28,880 Corpo rate 4,915 (117) (2) 86 (647) (795) 3,441 Micro / Small and medium companies 8,666 (8) (572) 878 2,072 (1,977) 49 9,108 Foreign loans—Lalin America 12,942 (18) (273) 698 1,458 (1,300) (4,319) 9,188 Total 50,520 (143) (1,534) 2,969 9,519 (10,522) (192) 50,617 Consolidated 3 Stages Balance at Derecognition Acquisition / Closing balance 12/31/2021 (Settlement) 06/30/2022 Individuais 332,536 (6,598) 47,159 373,097 Corpo rate 135,034 (647) 9,821 144,208 Micro / Small and medium companies 149,970 (1,977) 5,376 153,369 Foreign loans—Lalin America 205,050 (1,300) (11,896) 191 ,854 Total 12I 822,590 (10,522) 50,460 862,528 1) ln the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part there of have first gene through stage 2. 2) Comprises R$ 25,273 pegged to Libor. Reconciliation oi gross portlolio oi loans and lease operations, segregaled by stages Balance at Acquisition / Closing balance Stage 1 Transfer to Stage 2 Transfer to Stage 3 <11 Cure from Stage 2 Cure from Stage 3 Derecognition (Settlement) 12/31/2020 12/31/2021 Individuais 199,158 (30,578) (1,663) 12,788 90,666 270,371 Corpo rate 123,665 (865) (109) 1,338 43 4,447 128,519 Micro / Small and medium companies 96,784 (14,019) (960) 9,630 146 32,974 124,555 Foreign loans—Latin America 167,601 (8,527) (929) 5,794 468 14,312 178,719 Total 587,208 (53,989) (3,661) 29,550 657 142,399 702,164 Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage Cure from Stage 3 Derecognition Acquisition / Closing balance 12/31/2020 1 (Settlement) 12/31/2021 Individuais 30,793 (12,788) (7,207) 30,578 1,141 (4,349) 38,168 Corpo rate 2,793 (1,338) (182) 865 20 (558) 1,600 Micro / Small and medium companies 15,965 (9,630) (2,867) 14,019 742 (1,480) 16,749 Foreign loans—Latin America 16,692 (5,794) (3,630) 8,527 959 (3,365) 13,389 Total 66,243 (29,550) (13,886) 53,989 2,862 (9,752) 69,906 Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage Transfer from Stage Derecognition Acquisition / Closing balance 12/31/2020 1 2 (Settlement) 12/31/2021 Individuais 25,532 (1,141) 1,663 7,207 (10,309) 1,045 23,997 Corpo rate 8,063 (43) (20) 109 182 (310) (3,066) 4,915 Micro / Small and medium companies 9,206 (146) (742) 960 2,867 (2,354) (1,125) 8,666 Foreign loans—Latin America 17,852 (468) (959) 929 3,630 (5,034) (3,008) 12,942 Total 60,653 (657) (2,862) 3,661 13,886 (18,007) (6,154) 50,520 Consolidated 3 Stages Balance at Derecognition Acquisition / Closing balance 12/31/2020 (Settlement) 12/31/2021 Individuais 255,483 (10,309) 87,362 332,536 Corpo rate 134,521 (310) 823 135,034 Micro / Small and medium companies 121 ,955 (2,354) 30,369 149,970 Foreign loans—Latin America 202,145 (5,034) 7,939 205,050 TotaI I2I 714,104 (18,007) 126,493 822,590 1) ln the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. 2) Comprises R$ 29,875 pegged to Libor. F—49

Modification of financial assets In the period, financial assets were modified in stages 2 and stage 3 which net of allowance for expected loan losses was R$ 1,876 (R$ 10,330 at 12/31/2021) before modification, giving effect on the result of R$ 7 (R$ 2 from 01/01 to 06/30/2021). At 06/30/2022, the financial assets that were modified in the period and migrated to stage 1 correspond to the amount of R$ 170 (R$ 1,330 at 12/31/2021). c) Expected credit loss Reconcilialion of expected credit loss of loans and lease operations, segregated by stages: Balance at 11 (lncrease) / Closing balance Stage 1 Transferto Stage 2 Transfer to Stage 3 > Cure from Stage 2 Cure from Stage 3 Derecognition Reversai 12/31/2021 06/30/2022 Individuais (6,851) 1,054 169 (289) 161 (5,756) Corpo rate (413) (117) (2) (1) (531) Micro / Small and medium companies (1,812) 523 74 (278) (2) 16 (1,479) Foreign loans—Latin America (2,373) 80 10 (56) (5) 183 (2,161) Total (11,449) 1,659 253 (740) (9) 359 (9,927) Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage Cure from Stage 3 Derecognition (lncrease) / Closing balance 12/31/2021 1 Reversai 06/30/2022 Individuais (4,501) 289 2,205 (1,054) (48) (2,322) (5,431) Corpo rate (865) 117 21 (2) (1) (403) (1,133) Micro / Small and medium companies (1,556) 278 499 (523) (84) (903) (2,289) Foreign loans—Latin America (1,353) 56 262 (80) (63) (79) (1,257) Total (8,275) 740 2,987 (1 ,659) (196) (3,707) (10,110) Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage Transfer from Stage Derecognition (lncrease) / Closing balance 12/31/2021 1 2 Reversai 06/30/2022 Individuais (12,868) 48 (169) (2,205) 6,598 (7,513) (16,109) Corpo rate (3,529) (21) 647 442 (2,458) Micro / Small and medium companies (4,023) 84 (74) (499) 1,977 (2,930) (5,463) Foreign loans—Latin America (4,172) 63 (10) (262) 1,300 (367) (3,443) Total (24,592) 196 (253) (2,987) 10,522 (10,368) (27,473) Consolidated 3 Stages Balance at Derecognition (lncrease) / Closing balance 12/31/2021 Reversai 06/30/2022 (2) Individuais (24,220) 6,598 (9,674) (27,296) Corpo rate (4,807) 647 38 (4,122) Micro / Small and medium companies (7,391) 1,977 (3,817) (9,231) Foreign loans—Latin America (7,898) 1,300 (263) (6,861) Total (44,316) 10,522 (13,716) (47,510) 1) ln the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. 2) Comprises Expected Credit Loss for Financial Guarantees R$ (694) (R$ (767) at 12/31/2021 ) and Loan Commitments R$ (3,420) (R$ (4,433) at 12/31/2021 ). F—50

Reconciliation of expected credit loss of loans and lease operations, segregated by stages: Balance at Transfer to Stage 31 (lncrease) / Closing balance Stage 1 Transfer to Stage 2 1> Cure from Stage 2 Cure from Stage 3 Derecognition Reversai 12/31/2020 12/31/2021 Individuais (5,403) 1,435 203 (579) (2,507) (6,851) Corpora te (740) 36 (132) (2) 417 (413) Micro / Small and medium companies (1 ,273) 592 64 (464) (51) (680) (1 ,812) Foreign loans—Latin America (2,389) 226 12 (179) (46) 3 (2,373) Total (9,805) 2,289 287 (1,354) (99) (2,767) (11,449) Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage Cure from Stage 3 Derecognition (lncrease) / Closing balance 12/31/2020 1 Reversai 12/31/2021 Individuais (3,255) 579 2,639 (1 ,435) (79) (2,950) (4,501) Corpora te (1 ,261) 132 32 (36) (6) 274 (865) Micro / Small and medium companies (1 ,337) 464 685 (592) (1 12) (664) (1 ,556) Foreign loans—Latin America (2,029) 179 867 (226) (284) 140 (1 ,353) Total (7,882) 1,354 4,223 (2,289) (481) (3,200) (8,275) Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage Transfer from Stage Derecognition (lncrease) / Closing balance 12/31/2020 1 2 Reversai 12/31/2021 Individuais (12,472) 79 (203) (2,639) 10,309 (7,942) (12,868) Corpora te (5,952) (8) (32) 310 2,145 (3,529) Micro / Small and medium companies (3,759) 51 112 (64) (685) 2,354 (2,032) (4,023) Foreign loans—Latin America (8,452) 46 284 (12) (867) 5,034 (205) (4,172) Total (30,635) 99 481 (287) (4,223) 18,007 (8,034) (24,592) Balance at (lncrease) / Closing balance Consolidated 3 Stages Derecognition Reversai 12/31/2020 12/31/2021 (3) Individuais (21,130) 10,309 (13,399) (24,220) Corpora te (7,953) 310 2,836 (4,807) Micro / Small and medium companies (6,369) 2,354 (3,376) (7,391) Foreign loans—Latin America (12,870) 5,034 (62) (7,898) Total (48,322) 18,007 (14,001) (44,316) 1) ln the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. 2) Comprises Expected Credit Loss for Financial Guarantees R$ (767) (R$ (907) at 12/31/2020) and Loan Commitments R$ (4,433) (R$ (3,485) at 12/31/2020). d) Lease operations—Lessor Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 06/30/2022 12/31/2021 Payments Future financial Present value Payments Future financial Present value receivable income receivable income Current 2,035 (505) 1,530 2,365 (351) 2,014 Up to 1 year 2,035 (505) 1,530 2,365 (351) 2,014 Non-current 9,013 (2,748) 6,265 9,342 (2,743) 6,599 From 1 to 2 years 1,702 (495) 1,207 1,727 (456) 1,271 From 2 to 3 years 1,338 (387) 951 1,394 (369) 1,025 From 3 to 4 years 999 (308) 691 1,042 (296) 746 From 4 to 5 years 801 (257) 544 834 (251) 583 Over 5 years 4,173 (1 ,301) 2,872 4,345 (1,371) 2,974 Total 11,048 (3,253) 7,795 11,707 (3,094) 8,613 Financial lease revenues are composed of: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Financial income 238 174 435 362 Variable payments 2 2 3 6 Total 240 176 438 368 F—51

e) Operations of securitization or transfer and acquisition of financial assets ITAÚ UNI BANCO HOLDING carried out operations of securitization or transfer of financial asseis in which there was retention of credit risks of financial asseis transferred under co-obligation covenants. Thus, these credits are still recorded in lhe Balanoe Sheet and are represented as follows: 06/30/2022 12/31/2021 Liabilities (1 Liabilities (1 Nature of operation Assets J Assets J Book value Fairvalue Book value Fairvalue Book value Fairvalue Book value Fair value Mortgage loan 208 205 208 204 235 235 235 234 Working capital 648 648 648 648 800 800 795 795 Total 856 853 856 852 —————————————- 1,035 1,035 1,030 1,029 1) Under Other liabilities. From 01/01 to 06/30/2022 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 71, net of the Allowance for Loan Losses (R$ 561 from 01/01 to 06/30/2021). Note 11—Investments in associates and joint ventures a) Non-material individual investments of ITAÚ UNIBANCO HOLDING 06/30/2022 01/01 to 06/30/2022 Other cornprehensive lnvestrnent Equity in earnings Total Incarne incarne Assoei ates C 1 > 6,713 331 (4) 327 Joint ventures C 2 > 242 (35) (35) Total 6,955 296 (4) 292 12/31/2021 01/01 to 06/30/2021 Other cornprehensive lnvestrnent Equity in earnings Total Incarne incarne Assoei ates (1 > 5,891 870 (17) 853 Joint ventures C 2 > 230 (40) (40) Total 6,121 830 (17) 813 1) At 06/30/2022, this includes interest in total capital and voting capital of lhe following companies: Pravaler S.A. (52.27% total capital and 41 .97% voting capital; 52.64% total capital and 42.37% voting capital at 12/31/2021); Porto Seguro ltaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2021); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2021); Gestora de Inteligência de Crédito S.A (19.64% total capital and 20% voting capital; 19.64% total and 20% voting capital at 12/31/2021); Compafiia Uruguaya de Medias de Procesamiento S.A. (29.24% total and voting capital; 29.24% at 12/31/2021 ); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2021); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2021) and Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2021). At 05/31/2021 occurred lhe spin-off of lhe investment in XP lnc. (Note 3). 2) At 06/30/2022, this includes interest in total and voting capital of lhe following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2021); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2021) and includes result not arising from subsidiaries’ net income. F—52

Note 12—Lease Operations—Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended 06/30/2022, total cash outflow with lease amounted to R$ 438 and lease agreements in the amount of R$ 230 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below: 06/30/2022 12/31/2021 Up to 3 months 298 304 3 months to 1 year 857 842 From 1 to 5 years 3,062 3 ,088 Over 5 years 1,506 1,980 Total Financial Liability 5,723 6,2 14 Lease amounts recognized in lhe Consolidated Statement of Incarne: 04101 to 04/01 to 01101 to 01 /01 to 06/ 30/2022 06/30/2021 06/30/2022 06/30/2021 Sublease revenues 5 6 10 8 Depreciation expenses (106) (2 86) (339) (618) lnterest expenses (15) (66) (138) (143) Lease expenses for low value asseis (21) (19) (38) (38) V ariable expenses not include in lease liabilities (1 3) (15) (27) (35) To tal (150) (380) (532) (8 26) In the period from 01/01 to 06/30/2022 and 01/01 to 06/30/2021, there was no impairment adjustment. F—53

Note 13 - Fixed assets

Fixed assets [1]	06/30/2022				
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**7,272**	**(3,933)**	**(136)**	**3,203**
Land	-	1,175	-	-	1,175
Buildings and Improvements	4% to 10%	6,097	(3,933)	(136)	2,028
Other fixed assets		**15,202**	**(11,247)**	**(40)**	**3,915**
Installations and furniture	10% to 20%	3,433	(2,559)	(13)	861
Data processing systems	20% to 50%	9,307	(7,451)	(27)	1,829
Other [2]	10% to 20%	2,462	(1,237)	-	1,225
Total		**22,474**	**(15,180)**	**(176)**	**7,118**

1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2022 (Note 32b III.II - Off balance commitments).
2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Fixed assets [1]	12/31/2021				
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**7,372**	**(4,089)**	**(110)**	**3,173**
Land	-	1,127	-	-	1,127
Buildings and Improvements	4% to 10%	6,245	(4,089)	(110)	2,046
Other fixed assets		**14,659**	**(10,832)**	**(37)**	**3,790**
Installations and furniture	10% to 20%	3,312	(2,463)	(10)	839
Data processing systems	20% to 50%	9,094	(7,170)	(27)	1,897
Other [2]	10% to 20%	2,253	(1,199)	-	1,054
Total		**22,031**	**(14,921)**	**(147)**	**6,963**

1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2022 (Note 32b III.II - Off balance commitments).
2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

F - 54

Note 14 - Goodwill and Intangible assets

	Note	Goodwill and intangible from acquisition	Intangible assets [1]				Total
			Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets [2]	
Annual amortization rates			8%	20%	20%	10% to 20%	
Cost							
Balance at 12/31/2021		**13,031**	**2,657**	**6,476**	**11,157**	**6,431**	**39,752**
Acquisitions		-	-	368	2,122	473	2,963
Rescissions / disposals		-	-	(2)	-	(165)	(167)
Exchange variation		(1,187)	(127)	(373)	-	(64)	(1,751)
Other [4]		-	(8)	(1,155)	666	630	133
Balance at 06/30/2022		**11,844**	**2,522**	**5,314**	**13,945**	**7,305**	**40,930**
Amortization							
Balance at 12/31/2021		**-**	**(1,374)**	**(4,149)**	**(4,220)**	**(1,984)**	**(11,727)**
Amortization expense [3]		-	(53)	(246)	(781)	(591)	(1,671)
Rescissions / disposals		-	-	1	-	165	166
Exchange variation		-	57	191	4	50	302
Other [4]		-	8	702	(325)	(453)	(68)
Balance at 06/30/2022		**-**	**(1,362)**	**(3,501)**	**(5,322)**	**(2,813)**	**(12,998)**
Impairment	2d VIII						
Balance at 12/31/2021		**(5,209)**	**(712)**	**(171)**	**(823)**	**-**	**(6,915)**
Increase		-	-	-	(1)	-	(1)
Exchange variation		682	58	-	-	-	740
Balance at 06/30/2022		**(4,527)**	**(654)**	**(171)**	**(824)**	**-**	**(6,176)**
Book value							
Balance at 06/30/2022		**7,317**	**506**	**1,642**	**7,799**	**4,492**	**21,756**

1) The contractual commitments for the purchase of the new intangible assets totaled R$ 46 achievable by 2024.
2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (586) (R$ (860) from 01/01 to 12/31/2021) are disclosed in the General and administrative expenses (Note 23).
4) Includes the total amount of R$ 37 related to the hyperinflationary for Argentina.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca's goodwill in the amount of R$ 2,780 (R$ 3,375 at 12/31/2021).

F - 55

lntangible assets Goodwill and intangible Association for the Note nd offer of lnternally developed Other intangible Total frorn acquisition prornotion ª Software acquired assets!1l financial products and software services Annual arnortization rates 8% 20% 20% 10% to 20% Cost Balance at 12/31/2020 13,959 2,822 6,484 7,664 3,274 34,203 Acquisitions !4l 5 738 3,511 3,413 7,667 Rescissions / disposals (10) (65) (13) (236) (324) Exchange variation (918) (155) (238) (20) (1,331) 3 5 Other! , l (15) (443) (5) (463) Balance at 12/31/2021 13,031 2,657 6,476 11,157 6,431 39,752 Arnortization Balance at 12/31/2020 (1,347) (3,680) (3,288) (1,410) (9,725) < 21 Amortization expense (109) (819) (942) (791) (2,661) Rescissions / disposals 28 10 214 252 Exchange variation 68 125 3 196 Other!3 5l , 14 197 211 Balance at 12/31/2021 (1,374) (4,149) (4,220) (1,984) (11,727) lmpairment 2dVIII Balance at 12/31/2020 (5,772) (789) (204) (383) (7,148) lncrease (440) (440) Dispo sais 33 33 Exchange variation 563 77 640 Balance at 12/31/2021 (5,209) (712) (171) (823) {6,915) Book value Balance at 12/31/2021 7,822 571 2,156 6,114 4,447 21,110 1) lncludes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. 2) Amortization expenses related to lhe rights for acquisition of payrolls and associations, in lhe amount of R$ (860) (R$ (594) from 01/01 to 12/31/2020) are disclosed in lhe General and administrative expenses (Note 23). 3) lncludes lhe total amount of R$ 34 related to lhe hyperinflationary adjustment for Argentina. 4) Other intangible asseis: includes lhe effect of R$ 2,422 related to acquisition on 07/16/2021 of payroll management of lhe Government of lhe State of Minas Gerais. 5) lncludes reclassifications of Software licenses necessary to put data processing systems into use, in lhe net amount of R$ 327. F—56

Note 15—Deposits 06/30/2022 12/31/2021 Current Non-current Total Current Non-current Total lnterest-bearing deposits 348,034 338,023 686,057 334,808 356,620 691,428 Savings deposits 184,896 184,896 190,601 190,601 lnterbank deposrts 4,087 510 4,597 3,490 286 3,776 Time deposits 159,051 337,513 496,564 140,717 356,334 497,051 Non-interest bearing deposits 142,636 142,636 158,944 158,944 Demand deposits 141,055 141 ,055 158,116 158,116 Other deposrts 1,581 1,581 828 828 Total 490,670 338,023 828,693 493,752 356,620 850,372 Note 16—Financial liabilities designated at fair value through profit or loss 06/30/2022 12/31/2021 Current Non-current Total Current Non-current Total Structured notes Debt securities 19 69 88 16 98 114 Total 19 69 88 16 98 114 The effect of credit risk of these instruments is not significant at 06/30/2022 and 12/31/2021. Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively. F—57

Note 17—Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements The table below shows lhe breakdown of funds: 06/30/2022 12/31/2021 lnterest rate (p.a.) Current Non-current Total Current Non-current Total Assets pledged as collateral 97,028 70 97,098 94,899 81 94,980 Governrnent securities 95% of CDI to 13.15% 75,805 75,805 67,060 67,060 Corporate securities 50% of COI to 87% of COI 19,773 19,773 25,676 25,676 Own issue 11.80%1015.75% 10 10 20 21 Foreign 0.53% to 34.99% 1,450 60 1,510 2,162 61 2,223 Assets received as collateral 12.80% to 13.15% 102,963 102,963 105,036 105,036 Right to sell or repledge the collateral 0.85% to 10.0% 40,444 4,814 45,258 43,260 9,572 52,832 Total 240,435 4,884 245,319 243,195 9,653 252,848 b) Interbank market funds 06/30/2022 12/31/2021 lnterest rate (p.a.) Current Non-current Total Current Non-current Total Financial bills 3.40 to IPCA + 6.65% 10,167 37,047 47,214 20,310 3,749 24,059 Real estale credit bills 3.01% to IPCA + 3.70% 9,258 11,568 20,826 3,628 7,035 10,663 Agribusiness credit bills 2.90% to 13.69% 12,723 12,524 25,247 4,342 9,359 13,701 Guaranteed real estale bills 4.85% to IPCA + 5.85% 3,084 42,366 45,450 1,623 29,375 30,998 lmport and export financing 0%to 13.80% 86,672 23,710 110,382 64,274 22,674 86,948 On-lending-domestic 0% to 17% 3,897 6,367 10,264 3,929 6,847 10,776 < 1 Tota1 > 125,801 133,582 259,383 98,106 79,039 177,145 1) Comprises R$ 17,038 (R$ 34,942 at 12/31/2021) pegged to Libor. Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institutional market funds 06/30/2022 12/31/2021 lnte r-e st r-ate (p.a.) Cu.-rent Non-cur..-ent Total Cu.-rent Non-cur..-ent Total Subordinated debt LIB to IPCA + 5_60% 23,745 42,037 65,782 2 1,203 53,833 75,036 Fo reign loans through securities -1 .82% to 48.39% 10,717 53,477 64,194 6 ,560 56,283 62,843 1 Funding from structured ope rations certificates < > 0 .3% to IPCA + 6 ..11% 313 2 ,092 2 ,405 143 614 757 Total 34,775 97,606 132,381 27,906 110,730 138,636 1) The fair value of funding from structured operations certificates issued is R$ 2 ,787 (R$ 790 at 12/31/2021). F—58

d) Subordinated debt, including perpetual debts Name of security / currency Principal amount (original currency) lssue Maturity Return p.a. 06/30/2022 12/31/2021 Subordinated financial bills—BRL 2,253 2012 2022 IPCA + 5.15% to 5.60% 6,797 6,380 20 2012 2022 IGPM + 4.63% 49 44 2,146 2019 Perpetuai 114% oi SELIC 2,322 2,187 935 2019 Perpetuai SELIC + 1.17% to 1.19% 976 976 50 2019 2028 CDI + 0.72% 58 55 2,281 2019 2029 CDI + 0.75% 2,647 2,502 450 2020 2029 CDI + 1.85% 511 481 106 2020 2030 IPCA + 4.64% 135 125 1,556 2020 2030 CDI + 2% 1,771 1,664 5,488 2021 2031 CDI + 2% 6,014 5,651 Total 21,280 20,065 Subordinated euronotes—USD 1,341 2012 2022 5.50% 7,184 14,742 1,814 2012 2023 5.13% 9,564 10,432 1,239 2017 Perpetuai 6.13% 6,508 6,997 750 2018 Perpetuai 6.50% 4,000 4,262 750 2019 2029 4.50% 3,946 4,205 698 2020 Perpetuai 4.63% 3,716 3,967 500 2021 2031 3.88% 2,632 2,804 Total 37,550 47,409 Subordinated bonds—CLP 27,776 1997 2022 7.45% to 8.30% 17 36 180,351 2008 2033 3.50% to 4.92% 1,296 1,423 97,962 2009 2035 4.75% 987 1,079 1,060,250 2010 2032 4.35% 97 106 1,060,250 2010 2035 3.90% to 3.96% 223 244 1,060,250 2010 2036 4.48% 1,064 1,160 1,060,250 2010 2038 3.93% 775 845 1,060,250 2010 2040 4.15% to 4.29% 597 651 1,060,250 2010 2042 4.45% 291 317 57,168 2014 2034 3.80% 380 414 Total 5,727 6,275 Subordinated bonds—COP 104,000 2013 2023 IPC + 2% 134 145 146,000 2013 2028 IPC + 2% 188 203 705,706 2014 2024 LIB 903 939 Total 1,225 1,287 Total 65,782 75,036 F—59

Note 18 - Other assets and liabilities

a) Other assets

	Note	06/30/2022	12/31/2021
Financial		**98,220**	**96,630**
At amortized cost		**97,728**	**96,473**
Receivables from credit card issuers		56,001	53,968
Deposits in guarantee for contingent liabilities, provisions and legal obligations	29d	13,042	12,264
Trading and intermediation of securities		15,872	17,218
Income receivable		3,823	3,839
Operations without credit granting characteristics, net of provisions		5,378	4,720
Insurance and reinsurance operations		1,808	1,565
Net amount receivables from reimbursement of provisions	29c	868	888
Deposits in guarantee of fund raisings abroad		882	660
Foreign exchange portfolio		-	1,213
Other		54	138
At fair value through profit or loss		**492**	**157**
Other financial assets		492	157
Non-financial		**18,714**	**16,494**
Sundry foreign		1,538	621
Prepaid expenses		6,360	5,243
Sundry domestic		4,340	2,868
Assets of post-employment benefit plans	26e	487	493
Lease right-of-use		3,839	5,046
Other		2,150	2,223
Current		**98,005**	**93,604**
Non-current		**18,929**	**19,520**

b) Other liabilities

	Note	06/30/2022	12/31/2021
Financial		**146,110**	**134,267**
At amortized cost		**145,793**	**134,106**
Credit card operations		118,975	108,997
Trading and intermediation of securities		15,754	12,161
Foreign exchange portfolio		2,819	2,485
Finance leases		4,092	5,324
Other		4,153	5,139
At fair value through profit or loss		**317**	**161**
Other financial liabilities		317	161
Non-financial		**57,583**	**42,130**
Funds in transit		24,420	18,027
Charging and collection of taxes and similar		9,097	457
Social and statutory		6,814	7,853
Deferred income		2,781	3,278
Sundry domestic		3,899	3,183
Personnel provision		2,673	2,244
Provision for sundry payments		2,317	2,348
Obligations on official agreements and rendering of payment services		1,671	1,261
Liabilities from post-employment benefit plans	26e	2,637	2,209
Other		1,274	1,270
Current		**194,112**	**167,789**
Non-current		**9,581**	**8,608**

F - 60

Note 19—Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 06/30/2022 Number Amount Common Preferred Total Residents in Brazil 12/31/2021 4,929,997,183 1,771 ,808,645 6,701 ,805,828 62,020 Residents abroad 12/31/2021 28,293,176 3,074,036,344 3,102,329,520 28,709 Shares of capital stock 12/31/2021 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Shares of capital stock 06/30/2022 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Residents in Brazil 06/30/2022 4,929,868,051 1,683,764,824 6,613,632,875 61,204 Residents abroad 06/30/2022 28,422,308 3,162,080,165 3,190,502,473 29,525 Treasury shares <11 12/31/2021 24,244,725 24,244,725 (528) Result from delivery of treasury shares (20,970,234) (20,970,234) 457 Treasury shares <11 06/30/2022 3,274,491 3,274,491 (71) Outstanding shares 06/30/2022 4,958,290,359 4,842,570,498 9,800,860,857 Outstanding shares 12/31/2021 4,958,290,359 4,821,600,264 9,779,890,623 12/31/2021 Number Amount Common Preferred Total Residents in Brazil 12/31/2020 4,929,824,281 1,820,159,657 6,749,983,938 66,885 Residents abroad 12/31/2020 28,466,078 3,025,685,332 3,054,151,410 30,263 Shares of capital stock 12/31/2020 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock 12/31/2021 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Residents in Brazil 12/31/2021 4,929,997,183 1,771 ,808,645 6,701 ,805,828 62,020 Residents abroad 12/31/2021 28,293,176 3,074,036,344 3,102,329,520 28,709 <11 Treasury shares 12/31/2020 41,678,452 41,678,452 (907) Result from delivery of treasury shares (17,433,727) (17,433,727) 379 1 Treasury shares < l 12/31/2021 24,244,725 24,244,725 (528) Outstanding shares 12/31/2021 4,958,290,359 4,821,600,264 9,779,890,623 Outstanding shares 12/31/2020 4,958,290,359 4,804,166,537 9,762,456,896 1) Own shares, purchased based on authorization of lhe Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in lhe market. Below is the average cost of treasury shares and their market price in reais. ln 2022, there was none acquisition of treasury shares. 06/30/2022 12/31/2021 Cost / market value Common Prefe rred Com m on Preferred Average cosi 21.76 21.76 Market value on the last day ofthe base date 19.53 22.67 19.09 20.95 F—61

b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. I—Calculation of dividends and interest on capital 06/30/2022 06/30/2021 Statutory net incarne 14,462 12,793 Adjustments: (-) Legal reserve—5% (723) (640) Dividend calculation basis 13,739 12,153 Minimun mandatory dividend—25% 3,435 3,038 Dividends and interest on capital paid / accrued 3,435 3,038 II—Stockholders’ compensation 06/30/2022 Gross value WHT(With per share (R$) Value holding tax) Net Paid / prepaid 864 (130) 734 lnterest on capital—5 monthly installments paicl from February to June 2022 0.0150 864 (130) 734 Accrued (Recorded in Other liabilities—Social and statutory) 3,177 (476) 2,701 lnterest on capital—1 monthly installment paicl on 07/01/2022 O 0150 173 (26) 147 lnterest on capital 0.2605 3,004 (45 0) 2,554 Total—01/01 to 06/30/2022 4,041 (606) 3,435 06/30/2021 Gross value Value WHT(With Net per share (R$) holding tax) Paid / prepaid 733 733 Diviclencls—5 monthly installments paicl from February lo June 2021 0.0150 733 733 Accrued (Recorded in Other liabilities—Social and statutory) 2,686 (381) 2,305 Dividends—1 monthly installment paid on 07/01/2021 O 0150 147 147 lnterest on capital—credited on 03/16/2021 to oe paid on 08/26/2021 0.0430 495 (74) 421 lnterest on capital—creclited on 04/16/2021 to be paid on 08/26/2021 O 0480 552 (83) 469 lnterest on capital—credited on 05/13/2021 to oe paid on 08/26/2021 0.0414 477 (72) 405 lnterest on capital O 0883 1,015 (152) 863 Total—01/01 to 06/30/2021 3,419 (381) 3,038 F—62

c) Capital reserves and profit reserves 06/30/2022 12/31/2021 Capital reserves 2,088 2,250 Premium on subscription of shares 284 284 Share-based payment 1,800 1,962 Reserves from tax incentives, restatement of equity securities and other 4 4 Profit reserves 75,831 66,161 LegaI< 1> 14,309 13,586 2•3 Statutor/ > 73,039 64,092 Corporate reorganizations 2d 1 (11,517) (11,517) Total reserves at parent company 77,919 68,411 1) lts purpose is to ensure the integrity of capital, compensate loss or increase capital. 2) lts main purpose is to ensure the yield flow to shareholders. 3) lncludes R$ (72) refers to net incarne remaining after the distribuition of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Incarne 06/30/2022 12/31/2021 01/01 to 01/01 to 06/30/2022 06/30/2021 ltaú CorpBanca 7,964 9,836 541 679 ltaú CorpBanca Colombia S.A. 18 476 3 25 Financeira ltaú CBD S.A. Crédito, Financiamento e Investimento 717 666 51 83 L uizacred S _A Soe_ Cred_ Financiamento Investimento 399 426 (28) 42 Other< 1 > 1,528 208 29 42 Total 10,626 11,612 596 871 1) As from 2022, in accordance with Regulatory lnstruction No. 272 of 04/01/2022, it includes non-controlling minority of consolidated investments funds. Note 20—Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed ai involving its management members and employees in lhe medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit lhe distribution of mandatory dividends, limiting dilution to 0.5% of lhe total shares held by lhe controlling and minority stockholders at lhe balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in lhe table below: 04/01 to 04/01 to 01/01 to 01 /01 to 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Partner plan < 1 > (58) (17) (58) (52) Share-based plan (123) (89) (169) (192) Total (181) (106) (227) (244) 1) As a result of lhe reduction of lhe minority interest in XP lnc. and subsequent merger of XPart S.A. (Note 3), in October 2021, there was an increase in lhe number of ITUB4 shares to be delivered under lhe variable compensation plans. Payments occured in 2022 are reflected in Personnel Expenses -Compensation (Note 23). F—63

a) Partner plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number ofshares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the partner program

	01/01 to 06/30/2022	01/01 to 06/30/2021
	Quantity	Quantity
Opening balance (1)	**36,943,996**	**36,291,760**
New	21,488,000	8,094,693
Delivered	(9,226,877)	(11,652,700)
Cancelled	(582,431)	(2,007,210)
Closing balance	**48,622,688**	**30,726,543**
Weighted average of remaining contractual life (years)	2.72	2.31
Market value weighted average (R$)	**22.21**	**20.27**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

b) Variable compensation

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member whoshould meet at least the performance and conduct requirements.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 06/30/2022	01/01 to 06/30/2021
	Quantity	Quantity
Opening balance (1)	**36,814,248**	**27,407,231**
New	21,609,092	14,371,723
Delivered	(14,263,138)	(10,814,168)
Cancelled	(568,571)	(1,269,818)
Closing balance	**43,591,631**	**29,694,968**
Weighted average of remaining contractual life (years)	**1.41**	**1.53**
Market value weighted average (R$)	**24.82**	**28.60**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

F - 64

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Compulsory deposits in the Central Bank of Brazil	2,373	645	4,399	1,066
Interbank deposits	728	119	1,194	403
Securities purchased under agreements to resell	4,515	1,689	8,694	3,771
Financial assets at fair value through other comprehensive income	7,471	1,624	9,918	6,748
Financial assets at amortized cost	3,109	1,031	6,014	2,155
Loan operations	28,947	17,074	54,076	37,928
Other financial assets	528	-	742	85
Total	**47,671**	**22,182**	**85,037**	**52,156**

b) Interest and similar expense

	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Deposits	(10,917)	(4,346)	(19,509)	(7,238)
Securities sold under repurchase agreements	(5,954)	(1,777)	(10,914)	(2,756)
Interbank market funds	(917)	3,107	(9,011)	(6,380)
Institutional market funds	(3,692)	(2,046)	(6,442)	(4,354)
Financial expense from technical provisions for insurance and private pension	(3,673)	(3,867)	(9,610)	(3,535)
Other	(9)	(8)	(49)	(8)
Total	**(25,162)**	**(8,937)**	**(55,535)**	**(24,271)**

c) Income of financial assets and liabilities at fair value through profit or loss

	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Securities	6,216	5,749	12,658	4,123
Derivatives (1)	5,478	(5,330)	(20)	2,071
Financial assets designated at fair value through profit or loss	(201)	384	499	(31)
Other financial assets at fair value through profit or loss	257	(81)	733	(62)
Financial liabilities at fair value through profit or loss	(212)	102	(662)	72
Financial liabilities designated at fair value	17	(18)	(1)	(3)
Total	**11,555**	**806**	**13,207**	**6,170**

1) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 06/30/2022, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 85 of expected losses (R$ 987 at 06/30/2021), R$ (24) for Financial assets – Fair value through other comprehensive income (R$ 5 at 06/30/2021) and R$ 109 for Financial assets – Amortized cost (R$ 982 at 06/30/2021).

F - 65

Note 22—Commissions and banking fees 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Credit and debit cards 4,801 3,729 9,422 7,238 Current account services 1,926 1,887 3,886 3,802 Asset management 2,046 1,674 3,942 3,411 Funds 1,920 1,528 3,564 3,078 Consortia 126 146 378 333 Credit operations and financial guarantees provided 657 620 1,291 1,207 Credit operations 323 331 647 624 Financial guarantees provided 334 289 644 583 Collection services 484 502 976 989 Advisory services and brokerage 1,011 728 1,779 1,524 Custody services 154 146 315 297 Other 654 976 1,285 1,597 Total 11,733 10,262 22,896 20,065 Note 23—General and administrative expenses 04101 to 04/01 to 01101 to 01101 to Note 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Personnel expenses (7,179) (6,685) (15,130) (14,242) Compensation (2,921) (2,527) (5,594) (5,049) Employees’ profit sharing (1,471) (1,323) (2,820) (2,549) Welfare benefits (1,164) (1,083) (2,283) (2,148) Provision for labor claims and dismissals <1l (653) (854) (2,008) (2,706) Payroll charges (876) (865) (1,875) (1,698) < 2 Share-based payment J 20 (58) (17) (58) (52) Training (27) (18) (48) (33) Other (9) 2 (444) (7) Administrative expenses (4,554) (3,669) (8,453) (7,416) Third-Party and Financial System Services, Security and Transportation (1,868) (1,719) (3,569) (3,485) Data processing and telecommunications (1,026) (949) (1,958) (1,911) lnstallations (603) (420) (1,062) (789) Advertising, promotions and publicity (423) (183) (773) (435) Materiais (126) (103) (258) (192) Travei expenses (53) (8) (79) (17) Other (455) (287) (754) (587) Depreciation and amortization (1,293) (1 ,256) (2,695) (2,563) Other expenses (3,438) (2,823) (7,054) (8,667) Selling—credit cards (1,457) (1,147) (3,096) (2,312) Claims losses (351) (255) (629) (468) Selling of non-financial products (43) (42) (145) (61) Loss on sale of other asseis, fixed asseis and investments in associates and joint ventures (17) (24) (31) (102) Provision for lawsuits civil 29 (283) (251) (540) (493) Provision for tax and social security lawsuits (349) 86 (670) 16 Refund of interbank costs (91) (86) (182) (163) lmpainnent (1) (433) (1) (433) Other (844) (671) (1,760) (2,651) Total (16,462) (14,433) (33,332) (30,888) 1) lncludes lhe effecls oi lhe Volunlary Severance Program. 2) As a result of lhe reduction of lhe minority interest in XP lnc_ and subsequent merger of XPart S_A_ (Note 3), in October 2021, there was an increase in lhe number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Share-based payment {Note 20). F—66

Note 24 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income	20.00%

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation on net income:

Due on operations for the period	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Income / (loss) before income tax and social contribution	**10,157**	**13,985**	**19,290**	**22,523**
Charges (income tax and social contribution) at the rates in effect	(4,570)	(6,293)	(8,680)	(10,135)
Increase / decrease in income tax and social contribution charges arising from:				
Share of profit or (loss) of associates and joint ventures	234	292	318	357
Foreign exchange variation on investments abroad	77	(1,035)	(24)	(436)
Interest on capital	232	461	525	1,126
Other nondeductible expenses net of non taxable income [(1)]	1,393	5,614	3,092	4,789
Income tax and social contribution expenses	**(2,634)**	**(961)**	**(4,769)**	**(4,299)**
Related to temporary differences				
Increase / (reversal) for the period	245	(4,285)	182	(3,265)
(Expenses) / Income from deferred taxes	**245**	**(4,285)**	**182**	**(3,265)**
Total income tax and social contribution expenses	**(2,389)**	**(5,246)**	**(4,587)**	**(7,564)**

1) Includes temporary (additions) and exclusions.

F - 67

b) Deferred taxes I—The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2021 lncrease 06/30/2022 Reversai Reflected in income 52,989 (11,981) 15,249 56,257 Provision for expected loss 28,428 (4,645) 6,593 30,376 Related to tax losses and social contribulion loss carryforwards 3,751 (121) 2,555 6,185 Provision for profit sharing 2,265 (2,265) 1,664 1,664 Provision for devaluation of securities with permanent impairment 998 (307) 85 776 Provisions 5 848 (732) 918 6 034 Civil lawsuits 1,257 (228) 242 1,271 Labor claims 3,175 (493) 607 3,289 Tax and social security lawsuits 1,416 (11) 69 1,474 Legal obligations 822 118 940 Adjustments of operations carried out on lhe futures setllement market 80 80 Adjustment to fair value of financial asseis—AI fair value lhrough profrt or loss 2,726 (2,726) 495 495 Provision relaling to health insurance operations 362 2 364 Other 7,789 (1 ,185) 2,739 9,343 Reflected in stockholders’ equity 2,331 (1,129) 2,148 3,350 Adjustment to fair value of financial asseis—AI fair value lhrough other comprehensive 1,329 (1 ,129) 2,067 2,267 incarne Cash flow hedge 461 75 536 Other 541 6 547 11 (13,110) 17,397 Total •2> 55,320 59,607 1) Deferred incarne tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 52,141 and R$ 320, respectively. 2) The accounting records of deferred tax assets on income tax lesses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. F—68

Realization / 12/31/2020 lncrease 12/31/2021 Reversai Reflected in income 60,248 (24,407) 17,148 52,989 Provision for expected loss 27,933 (6,274) 6,769 28,428 Related to tax lasses and social contribution loss carryforwards 5,528 (1,952) 175 3,751 Provision for profit sharing 1,903 (1,903) 2,265 2,265 Provision for devaluation of securities with permanent impairment 1,570 (1,013) 441 998 Provisions 5 845 (1 923) 1 926 5 848 Civil lawsuits 1,331 (591) 517 1,257 Labor claims 3,056 (1,188) 1,307 3,175 Tax and social security lawsuits 1,458 (144) 102 1,416 Legal obligations 774 (36) 84 822 Adjustments of operations carried out on the futures settlement market 52 (52) Adjustment to fair value of financial assets—At fair value through profrt or loss 8,315 (8,315) 2,726 2,726 Provision relating to health insuranoe operations 356 6 362 Other 7,972 (2,939) 2,756 7,789 Reflected in stockholders’ equity 1,375 (343) 1,299 2,331 Adjustment to fair value of financial asseis—At fair value through other 60 (30) 1,299 1,329 comprehensive incarne Cash flow hedge 758 (297) 461 Other 557 (16) 541 11•21 61,623 (24,750) 18,447 55,320 Total 1) Deferred incarne tax and social contribution asseis and liabilities are recorded in lhe balance sheet offset by a taxable entity and arnounting to R$ 50,831 and R$ 280, respectively. 2) The accounting records oi deferred tax asseis on incarne tax lasses and/or social contribution loss carryforwards, as well as those arising frorn ternporary differences, are based on technical feasibility studies which consider lhe expected generation oi future taxable incarne, considering lhe history of profitability for each subsidiary individually, and for lhe consolidated taken as a whole. F—69

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2021	Realization / reversal	Increase	06/30/2022
Reflected in income	**4,580**	**(399)**	**3,485**	**7,666**
Depreciation in excess finance lease	137	-	-	137
Adjustment of deposits in guarantee and provisions	1,422	-	94	1,516
Post-employment benefits	6	(3)	3	6
Adjustments of operations carried out on the futures settlement market	237	(237)	36	36
Adjustment to fair value of financial assets - At fair value through profit or loss	71	(71)	2,676	2,676
Taxation of results abroad – capital gains	834	(74)	20	780
Other	1,873	(14)	656	2,515
Reflected in stockholders' equity	**189**	**(118)**	**49**	**120**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	182	(118)	49	113
Cash flow hedge	1	-	-	1
Post-employment benefits	6	-	-	6
Total [1]	**4,769**	**(517)**	**3,534**	**7,786**

1) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 52,141 and R$ 320, respectively.

	12/31/2020	Realization / reversal	Increase	12/31/2021
Reflected in income	**4,853**	**(1,029)**	**756**	**4,580**
Depreciation in excess finance lease	145	(8)	-	137
Adjustment of deposits in guarantee and provisions	1,404	(21)	39	1,422
Post-employment benefits	180	(178)	4	6
Adjustments of operations carried out on the futures settlement market	452	(452)	237	237
Adjustment to fair value of financial assets - At fair value through profit or loss	136	(136)	71	71
Taxation of results abroad – capital gains	644	(7)	197	834
Other	1,892	(227)	208	1,873
Reflected in stockholders' equity	**608**	**(580)**	**161**	**189**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	601	(577)	158	182
Cash flow hedge	4	(3)	-	1
Post-employment benefits	3	-	3	6
Total [1]	**5,461**	**(1,609)**	**917**	**4,769**

1) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 50,831 and R$ 280, respectively.

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III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

Year of realization	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2022	10,046	18.8%	3,978	64.3%	14,024	23.5%	(932)	12.0%	13,092	25.3%
2023	14,481	27.1%	612	9.9%	15,093	25.3%	(767)	9.9%	14,326	27.6%
2024	10,436	19.5%	272	4.4%	10,708	18.0%	(250)	3.2%	10,458	20.2%
2025	5,954	11.1%	265	4.3%	6,219	10.4%	(217)	2.8%	6,002	11.6%
2026	2,745	5.1%	258	4.2%	3,003	5.0%	(179)	2.3%	2,824	5.4%
After 2026	9,760	18.4%	800	12.9%	10,560	17.8%	(5,441)	69.8%	5,119	9.9%
Total	**53,422**	**100.0%**	**6,185**	**100.0%**	**59,607**	**100.0%**	**(7,786)**	**100.0%**	**51,821**	**100.0%**
Present value [1]	**47,525**		**5,768**		**53,293**		**(6,183)**		**47,110**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and others factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 06/30/2022, deferred tax assets not accounted for correspond to R$ 1,507 and result from Management's evaluation of their perspectives of realization in the long term (R$ 1,909 at 12/31/2021).

c) Tax liabilities

	Note	06/30/2022	12/31/2021
Taxes and contributions on income payable		3,494	2,450
Deferred tax liabilities	24b II	320	280
Other		3,549	3,516
Total		**7,363**	**6,246**
Current		**6,508**	**5,788**
Non-current		**855**	**458**

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Note 25—Earnings per share a) Basic earnings per share Net incarne attributable to ITAÚ UNI BANCO HOLDING’s shareholders is divided by lhe average number of outstanding shares in lhe period, excluding treasury shares. 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Net income attributable to owners of the parent company 7,456 8,404 14,107 14,088 Minimum non-cumulative dividends on preferred shares (107) (106) (107) (106) Retained earnings to be distributed to common equity owners in an amount per share (109) (109) (109) (109) equal to lhe minimum dividend payable to preferred equity owners Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: Common 3,663 4,152 7,030 7,038 Preferred 3,577 4,037 6,861 6,835 Total net income available to equity owners Common 3,772 4,261 7,139 7,147 Preferred 3,684 4,143 6,968 6,941 Weighted average number of outstanding shares Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,842,752,798 4,821,520,888 4,838,833,377 4,815,885,208 Basic earnings per share—R$ Common 0.76 0.86 1.44 1.44 Preferred 0.76 0.86 1.44 1.44 b) Diluted earnings per share Calculated similarly to lhe basic earnings per share; however, it includes lhe conversion of ali preferred shares potentially dilutable in lhe denominator. 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2022 06/30/2021 06/30/2022 06/30/2021 Net income available to preferred equity owners 3,684 4,143 6,968 6,941 Dividends on preferred shares after dilution effects 22 20 27 24 Net income available to preferred equity owners considering preferred shares 3,706 4,163 6,995 6,965 after the dilution effect Net income available to ordinary equity owners 3,772 4,261 7,139 7,147 Dividend on preferred shares after dilution effects (22) (20) (27) (24) Net income available to ordinary equity owners considering preferred shares 3,750 4,241 7,112 7,123 after the dilution effect Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,899,092,078 4,867,834,780 4,875,507,563 4,849,089,944 Preferred 4,842,752,798 4,821 ,520,888 4,838,833,377 4,815,885,208 Incremental as per share-based payment plans 56,339,280 46,313,892 36,674,186 33,204,736 Diluted earnings per share—R$ Common 0.76 0.86 1.43 1.44 Preferred 0.76 0.86 1.43 1.44 There was no potentially antidulitive effect ofthe shares in share-based payment plans, in both periods. F—72

Note 26 - Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined.

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan	Defined Benefit
	Supplementary Retirement Plan – Flexible Premium Annuity	
	Franprev Benefit Plan	
	002 Benefit Plan	
	Prebeg Benefit Plan	
	UBB PREV Defined Benefit Plan	
	Benefit Plan II	
	Itaulam Basic Plan	
	Itaucard Defined Benefit Plan	
	Itaú Unibanco Main Retirement Plan	
	Itaubanco Defined Contribution Plan	Defined Contribution
	Itaubank Retirement Plan	
	Redecard Pension Plan	
	Unibanco Pension Plan – Intelligent Future	Variable Contribution
	Itaulam Supplementary Plan	
	Itaucard Variable Contribution Plan	
	Itaú Unibanco Supplementary Retirement Plan	
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

F - 73

a) Main actuarial assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

	06/30/2022	06/30/2021
Mortality table (1)	AT-2000	AT-2000
Discount rate (2)	9.46% p.a.	7.64% p.a.
Inflation (3)	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

1) Correspond to those disclosed by SOA (Society of Actuaries), that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Refers to estimated long-term projection.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk –** the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

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The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Fixed income securities	**20,828**	**19,904**	**94.1%**	**90.8%**
Quoted in an active market	19,924	19,508	90.0%	89.0%
Non quoted in an active market	904	396	4.1%	1.8%
Variable income securities	**636**	**1,323**	**2.8%**	**6.1%**
Quoted in an active market	627	1,312	2.8%	6.0%
Non quoted in an active market	9	11	-	0.1%
Structured investments	**160**	**150**	**0.7%**	**0.7%**
Non quoted in an active market	160	150	0.7%	0.7%
Real estate	458	**462**	2.1%	**2.1%**
Loans to participants	69	**73**	0.3%	**0.3%**
Total	**22,151**	**21,912**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 11 at 12/31/2021), and real estate rented to group companies, with a fair value of R$ 333 (R$ 374 at 12/31/2021).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

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e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	Note	06/30/2022								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,912	(20,039)	(3,255)	(1,382)	447	(2)	445	(779)	(1,716)
Amounts recognized in income (1+2+3+4)		993	(921)	(150)	(78)	(8)	-	(8)	(470)	(556)
1 - Cost of current service		-	(16)	-	(16)	-	-	-	-	(16)
2 - Cost of past service		-	-	-	-	-	-	-	(426)	(426)
3 - Net interest [1]		993	(905)	(150)	(62)	20	-	20	(44)	(86)
4 - Other expenses [2]		-	-	-	-	(28)	-	(28)	-	(28)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		(13)	24	(7)	4	-	-	-	-	4
5 - Effects on asset ceiling [3]		-	-	(7)	(7)	-	-	-	-	(7)
6 - Remeasurements		-	(3)	-	(3)	-	-	-	-	(3)
7 - Exchange variation		(13)	27	-	14	-	-	-	-	14
Other (8+9+10)		(741)	791	-	50	-	-	-	68	118
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(791)	791	-	-	-	-	-	68	68
10 - Contributions and investments from sponsor		50	-	-	50	-	-	-	-	50
Amounts at the end of period		22,151	(20,145)	(3,412)	(1,406)	439	(2)	437	(1,181)	(2,150)
Amount recognized in Assets	18a				50			437	-	487
Amount recognized in Liabilities	18b				(1,456)				(1,181)	(2,637)

	Note	12/31/2021								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		23,226	(20,662)	(3,642)	(1,079)	1,454	(951)	503	(922)	(1,498)
Amounts recognized in income (1+2+3+4)		1,722	(1,575)	(278)	(131)	41	(68)	(27)	(66)	(224)
1 - Cost of current service		-	(53)	-	(53)	-	-	-	-	(53)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest [1]		1,722	(1,522)	(278)	(78)	104	(68)	36	(66)	(108)
4 - Other expenses [2]		-	-	-	-	(63)	-	(63)	-	(63)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		(1,764)	817	665	(282)	(725)	1,017	292	81	91
5 - Effects on asset ceiling		-	-	665	665	(484)	1,017	533	-	1,198
6 - Remeasurements		(1,766)	801	-	(965)	(241)	-	(241)	81	(1,125)
Changes in demografic assumptions		-	4	-	4	-	-	-	-	4
Changes in financial assumptions		-	3,708	-	3,708	-	-	-	113	3,821
Experience of the plan [3]		(1,766)	(2,911)	-	(4,677)	(241)	-	(241)	(32)	(4,950)
7 - Exchange variation		2	16	-	18	-	-	-	-	18
Other (8+9+10)		(1,271)	1,381	-	110	(323)	-	(323)	128	(85)
8 - Receipt by Destination of Resources [4]		-	-	-	-	(323)	-	(323)	-	(323)
9 - Benefits paid		(1,381)	1,381	-	-	-	-	-	128	128
10 - Contributions and investments from sponsor		110	-	-	110	-	-	-	-	110
Amounts at the end of period		21,912	(20,039)	(3,255)	(1,382)	447	(2)	445	(779)	(1,716)
Amount recognized in Assets	18a				48			445	-	493
Amount recognized in Liabilities	18b				(1,430)			-	(779)	(2,209)

1) Corresponds to the amount calculated on 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of paymnets / receipts of benefits / contributions, multiplied by the discount rate of 9.46% p.a. (on 01/01/2020 the rate used was 7.64% p.a.)
2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
3) Correspond to the income obtained above / below the expected return and comprise the contributions made by participants.
4) Includes the effects of the allocation of the surplus from the pension fund of Itaubanco Defined Contribution Plan.

F - 76

f) Defined benefit contributions Estimated Contributions made contributions 2022 01 /01 to 01/01 to 06/30/2022 06/30/2021 Retirement plan—FIU 34 26 19 Retirement plan—FUNBEP 22 7 5 Total 56 33 24 g) Maturity profile of defined benefit liabilities Duration 111 a 2022 2023 2 024 2 025 2026 2 027 2031 Pension plan—FIU 9 .80 1 ,050 943 984 1,025 1 ,072 5 ,862 P e ns io n plan—F U N BEP 9 .10 594 6 14 634 652 667 3 ,541 Other post-e mployment benefits 7.09 140 1 57 149 36 37 209 T o tal 1 ,784 1 ,714 1 ,767 1 ,713 1 ,776 9 ,612 1 ) A ve rage dura tio n o f p lan ·s actu arial lia bilities h) Sensitivity analysis To measure lhe effects of changes in lhe key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of lhe impacts caused by changes in assumptions, which could affect lhe incarne for lhe period and stockholders’ equity at lhe balance sheet date. This type of analysis is usually carried out under lhe ceteris paribus condition, in which lhe sensitivity of a system is measured when only one variable of interest is changed and all lhe others remain unchanged. The results obtained are shown in lhe table below: BD and CV plans Other post-employment benefits Stockholders· equity Stockholders· equity Main assumptions Present value lncome (Other Present value lncome (Other of liability comprehensive of liability comprehensive income)(11 income)(11 Discount rate lncrease by 0.5% (835) 308 (24) 24 Decrease by 0.5% 905 (420) 27 (27) Mortality table lncrease by 5% (234) 87 (10) 10 Decrease by 5% 245 (91) 11 (11) Medical inflation 1 ncrease by 1% 63 (63) Decrease by 1% (53) 53 1) Net oi effects oi assei ceiling Note 27—Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance—SUSEP. a) Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. F—77

b) Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: •PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. •VGBL—Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. •FGB – Benefit Generating Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. c) Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: •Provision for unearned premiums (PPNG)—this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis. •Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement. •Provision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations. •Mathematical provisions for benefits to be granted (PMBAC)—recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred. •Mathematical provisions for benefits granted (PMBC)—recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. •Provision for financial surplus (PEF)—it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product. •Supplemental Coverage Reserve (PCC)—recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations. F—78

- **Provision for redemptions and other amounts to be regularized (PVR) -** this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted.

- **Provision for related expenses (PDR) -** recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

d) Main information related to Insurance and Private Pension operations

I - Indexes

Main Insurance Lines	Sales ratio %		Loss ratio %	
	01/01 to 06/30/2022	01/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Group Accident Insurance	30.8%	32.0%	16.8%	14.3%
Individual Accident Insurance	18.4%	19.0%	26.4%	31.8%
Credit Life Insurance	22.4%	23.2%	19.3%	30.8%
Random Events	23.6%	23.2%	28.3%	34.1%
Multiple Peril	42.8%	43.2%	19.6%	27.3%
Mortagage Insurance in Market Policies – Credit Life Insurance	20.0%	20.2%	11.9%	33.5%
Group Life	23.9%	23.8%	34.4%	63.0%

II - Revenues from insurance premiums and private pension

Main lines	Premiums and contributions			
	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Group Accident Insurance	243	189	480	399
Individual Accident Insurance	46	51	86	94
Disability Savings Pension	77	62	141	122
PGBL	549	460	1,043	907
Credit Life Insurance	382	236	716	426
Random Events	55	45	109	94
Multiple Peril	161	130	311	252
Mortagage Insurance in Market Policies – Credit Life Insurance	140	109	267	200
Traditional	36	30	68	57
VGBL	2,216	1,835	3,932	3,615
Group Life	382	278	717	553
Other lines	208	174	404	346
Total	**4,495**	**3,599**	**8,274**	**7,065**

F - 79

III - Technical provisions balances

	06/30/2022			12/31/2021		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
Unearned premiums (PPNG)	3,346	12	3,358	2,846	12	2,858
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	20	215,454	215,474	19	209,196	209,215
Redemptions and Other Unsettled Amounts (PVR)	21	365	386	19	358	377
Financial surplus (PEF)	2	699	701	1	691	692
Unsettled claims (PSL)	533	78	611	506	79	585
Claims / events incurred but not reported (IBNR)	345	27	372	334	27	361
Related Expenses (PDR)	26	69	95	29	65	94
Other provisions	128	514	642	129	665	794
Total	**4,421**	**217,218**	**221,639**	**3,883**	**211,093**	**214,976**
Current	**3,453**	**551**	**4,004**	**3,102**	**541**	**3,643**
Non-current	**968**	**216,667**	**217,635**	**781**	**210,552**	**211,333**

IV - Change in technical provisions

	06/30/2022			12/31/2021		
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance - 01/01	**3,883**	**211,093**	**214,976**	**3,303**	**217,697**	**221,000**
(+) Additions arising from premiums / contributions	3,202	5,071	8,273	5,106	9,676	14,782
(-) Deferral due to elapsed risk	(2,701)	-	(2,701)	(4,563)	-	(4,563)
(-) Payment of claims / benefits	(708)	(212)	(920)	(1,598)	(373)	(1,971)
(+) Reported claims	711	-	711	1,534	-	1,534
(-) Redemptions	-	(7,826)	(7,826)	-	(16,872)	(16,872)
(+/-) Net Portability	-	(184)	(184)	-	(3,417)	(3,417)
(+) Adjustment of reserves and financial surplus	9	9,405	9,414	14	5,009	5,023
(+/-) Other (increase / reversal)	25	(129)	(104)	83	(627)	(544)
(+/-) Corporate Reorganization	-	-	-	4	-	4
Closing balance	**4,421**	**217,218**	**221,639**	**3,883**	**211,093**	**214,976**

Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive's approval. The effects on assumptions are recognized in income for the period in which they occurred.

F - 80

e) Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	06/30/2022	12/31/2021
Opening Balance - 01/01	**631**	**496**
Increase	779	1,298
Amortization	(654)	(1,163)
Closing Balance	**756**	**631**
Balance to be amortized in up to 12 months	542	464
Balance to be amortized after 12 months	214	167

f) Table of claims development

The amounts shown in the tables express the position at 06/30/2022, since the actuarial calculations are made on a half-yearly basis:

Provision for unsettled claims (PSL)	**611**
(-) IBNER	215
(-) Reinsurance	28
(-) Retrocession and other estimates	(5)
Liability claims presented in the claims development table (a + b)	**373**

The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table below shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I - Administratives claims - net of reinsurance

Occurrence date	06/30/2018	06/30/2019	06/30/2020	06/30/2021	06/30/2022	Total
At the end of reporting period	866	1,046	1,181	1,426	1,374	
After 1 year	993	1,049	1,187	1,420		
After 2 years	999	1,051	1,190			
After 3 years	996	1,045				
After 4 years	990					
Current estimate	990	1,045	1,190	1,420	1,374	
Accumulated payments through base date	982	1,036	1,180	1,403	1,259	5,860
Liabilities recognized in the balance sheet	8	9	10	17	115	159
Liabilities in relation to prior periods						53
Total administratives claims						**212**

F - 81

II - Judicial claims - net of reinsurance

Occurrence date	06/30/2018	06/30/2019	06/30/2020	06/30/2021	06/30/2022	Total
At the end of reporting period	14	21	14	16	12	
After 1 year	34	35	28	29		
After 2 years	42	46	34			
After 3 years	53	50				
After 4 years	56					
Current estimate	56	50	34	29	12	
Accumulated payments through base date	46	39	22	13	4	124
Liabilities recognized in the balance sheet	10	11	12	16	8	57
Liabilities in relation to prior periods						104
Total judicial claims						**161**

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

g) Liability Adequacy Test

ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability Adequacy Test did not indicate significant insufficiency in 2022 and 2021.

The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries' experience, thus representing the best estimates for cash flow projections.

Methodology and test grouping

Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately.

The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio.

Demographic tables

Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability.

Risk-free interest rate

The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows.

The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio.

Annuity conversion rate

F - 82

The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Note 28—Fair value of financial instruments The fair value is a measurement based on market. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument. To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. The methods and assumptions used to estimate the fair value are defined below: • Central Bank deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements—The carrying amounts for these instruments are close to their fair values. • Interbank deposits, Deposits, Interbank and Institutional Market Funds—They are calculated by discounting estimated cash flows at market interest rates. • Securities and Derivatives—Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities. • Loans and financial leases—Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease F—83 transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

- **Other financial assets / liabilities -** Primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks.

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 140,815 (R$ 128,683 at 12/31/2021) with an estimated fair value of R$ 185 (R$ 217 at 12/31/2021).

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy:

	06/30/2022				12/31/2021			
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Financial Assets	**374,694**	**107,678**	**1,798**	**484,170**	**366,930**	**102,253**	**1,563**	**470,746**
Financial assets at fair value through profit or loss	**269,509**	**104,206**	**1,798**	**375,513**	**262,912**	**100,649**	**1,563**	**365,124**
Investment funds	1,851	27,559	-	29,410	653	19,486	-	20,139
Brazilian government securities	216,271	5,756	-	222,027	215,405	6,350	-	221,755
Government securities – other countries	8,302	-	-	8,302	5,561	-	-	5,561
Brazilian external debt bonds	2,747	-	-	2,747	3,044	-	-	3,044
Corporate securities	**40,338**	**70,399**	**1,798**	**112,535**	**38,249**	**74,656**	**1,563**	**114,468**
Shares	9,823	4,961	74	14,858	14,355	5,002	-	19,357
Rural product note	-	3,528	40	3,568	-	6,791	61	6,852
Bank deposit certificates	-	344	-	344	-	150	-	150
Real estate receivables certificates	-	909	165	1,074	-	1,009	3	1,012
Debentures	25,387	40,451	1,513	67,351	18,638	45,672	1,478	65,788
Eurobonds and others	5,128	-	6	5,134	5,244	1	8	5,253
Financial bills	-	15,122	-	15,122	-	10,098	13	10,111
Promissory and commercial notes	-	3,390	-	3,390	-	4,684	-	4,684
Other	-	1,694	-	1,694	12	1,249	-	1,261
Other Financial Assets	-	492	-	492	-	157	-	157
Financial assets at fair value through other comprehensive income	**105,185**	**3,472**	**-**	**108,657**	**104,018**	**1,604**	**-**	**105,622**
Brazilian government securities	60,597	1,003	-	61,600	68,457	1,185	-	69,642
Government securities – other countries	34,635	-	-	34,635	30,194	-	-	30,194
Corporate securities	**9,953**	**2,469**	**-**	**12,422**	**5,367**	**419**	**-**	**5,786**
Shares	5,618	58	-	5,676	743	-	-	743
Bank deposit certificates	-	48	-	48	-	131	-	131
Debentures	225	726	-	951	134	217	-	351
Eurobonds and others	4,110	1,341	-	5,451	4,490	8	-	4,498
Financial credit bills	-	6	-	6	-	6	-	6
Other	-	290	-	290	-	57	-	57
Financial liabilities at fair value through profit or loss	**-**	**405**	**-**	**405**	**-**	**275**	**-**	**275**
Structured notes	-	88	-	88	-	114	-	114
Other financial liabilities	-	317	-	317	-	161	-	161

F - 84

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	06/30/2022				12/31/2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**16**	**78,402**	**242**	**78,660**	**6**	**68,887**	**152**	**69,045**
Swap Contracts – adjustment receivable	-	42,631	130	42,761	-	37,924	90	38,014
Option Contracts	-	10,780	112	10,892	3	21,187	62	21,252
Forward Contracts	-	13,958	-	13,958	-	3,111	-	3,111
Credit derivatives	-	212	-	212	-	242	-	242
NDF - Non Deliverable Forward	-	10,213	-	10,213	-	5,943	-	5,943
Other derivative financial instruments	16	608	-	624	3	480	-	483
Liabilities	**(33)**	**(74,444)**	**(92)**	**(74,569)**	**(3)**	**(63,076)**	**(125)**	**(63,204)**
Swap Contracts – adjustment payable	-	(35,633)	(91)	(35,724)	-	(34,535)	(111)	(34,646)
Option Contracts	-	(15,365)	(1)	(15,366)	(2)	(22,531)	(14)	(22,547)
Forward Contracts	-	(12,879)	-	(12,879)	-	(762)	-	(762)
Credit derivatives	-	(503)	-	(503)	-	(198)	-	(198)
NDF - Non Deliverable Forward	-	(9,876)	-	(9,876)	-	(4,896)	-	(4,896)
Other derivative financial instruments	(33)	(188)	-	(221)	(1)	(154)	-	(155)

In all periods, there were no significant transfer between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The methods and assumptions used to measurement the fair value are defined below:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities form other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market.

Level 2: Bonds, securities and derivatives that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

F - 85

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2021	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 06/30/2022	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,563**	**(29)**	**-**	**30**	**(41)**	**275**	**1,798**	**(527)**
Corporate securities	**1,563**	**(29)**	**-**	**30**	**(41)**	**275**	**1,798**	**(527)**
Negotiable shares	-	(56)	-	-	-	130	74	(52)
Real estate receivables certificates	3	(22)	-	2	(2)	184	165	(60)
Debentures	1,478	50	-	-	-	(15)	1,513	(386)
Rural Product Note	61	4	-	-	(1)	(24)	40	(27)
Eurobonds and other	8	(5)	-	9	(6)	-	6	(2)
Financial bills	13	-	-	19	(32)	-	-	-

	Fair value at 12/31/2021	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 06/30/2022	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**152**	**154**	**-**	**194**	**(420)**	**162**	**242**	**188**
Swap Contracts – adjustment receivable	90	75	-	25	(31)	(29)	130	129
Option Contracts	62	79	-	169	(389)	191	112	59
Derivatives - liabilities	**(125)**	**104**	**-**	**(121)**	**17**	**33**	**(92)**	**24**
Swap Contracts – adjustment payable	(111)	28	-	(42)	1	33	(91)	9
Option Contracts	(14)	76	-	(79)	16	-	(1)	15

	Fair value at 12/31/2020	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2021	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,968**	**(505)**	**-**	**1,993**	**(865)**	**(1,028)**	**1,563**	**(434)**
Corporate securities	**1,968**	**(505)**	**-**	**1,993**	**(865)**	**(1,028)**	**1,563**	**(434)**
Real estate receivables certificates	548	(167)	-	1,039	(616)	(801)	3	-
Debentures	1,350	(313)	-	855	(211)	(203)	1,478	(432)
Rural Product Note	64	(15)	-	62	(32)	(18)	61	-
Eurobonds and other	-	(9)	-	23	(6)	-	8	(2)
Financial bills	6	(1)	-	14	-	(6)	13	-

	Fair value at 12/31/2020	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2021	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**105**	**46**	**-**	**327**	**(284)**	**(42)**	**152**	**56**
Swap Contracts – adjustment receivable	93	26	-	56	(43)	(42)	90	90
Option Contracts	12	20	-	271	(241)	-	62	(34)
Derivatives - liabilities	**(110)**	**72**	**-**	**(233)**	**148**	**(2)**	**(125)**	**(24)**
Swap Contracts – adjustment payable	(109)	8	-	(30)	22	(2)	(111)	(46)
Option Contracts	(1)	64	-	(203)	126	-	(14)	22

F - 86

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		06/30/2022		12/31/2021	
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(1.6)	-	(1.5)	-
	II	(42.1)	-	(38.2)	-
	III	(84.4)	-	(76.4)	-
Commodities, Indexes and Shares	I	(3.7)	-	-	-
	II	(7.4)	-	-	-
Nonlinear	I	(40.2)	-	(56.5)	-
	II	(71.9)	-	(93.3)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

F - 87

b) Financial assets and liabilities not measured at fair value The following table presents lhe financial asseis and liabilities not measured at fair value on a recurring basis. 06/30/2022 12/31/2021 Book value Fair value Book value Fairvalue Financial assets 1,454,814 1,454,089 1,375,782 1,376,534 At Amortized Cost 1,454,814 1,454,089 1,375,782 1,376,534 Central Bank compulsory deposrts 105,151 105,151 104,592 104,592 lnterbank deposrts 52,131 52,406 69,942 70,112 Securities purchased under agreements to resell 172,856 172,856 169,718 169,718 Voluntary investments with lhe Central Bank of Brazil 13,000 13,000 5,800 5,800 Securities 196,798 196,242 147,746 147,219 Loan and financial lease 862,528 862,084 822,590 823,699 Other financial asseis 97,728 97,728 96,473 96,473 (-) Provision for expected loss (45,378) (45,378) (41 ,079) (41,079) Financial liabilities 1,615,683 1,614,855 1,558,307 1,558,838 At Amortized Cost 1,611,569 1,610,741 1,553,107 1,553,638 Deposits 828,693 828,579 850,372 850,277 Securities sold under repurchase agreements 245,319 245,319 252,848 252,848 lnterbank market funds 259,383 259,326 177,145 177,181 lnstitutional market funds 132,381 131,724 138,636 139,226 Other financial liabilities 145,793 145,793 134,106 134,106 Provision for Expected Loss 4,114 4,114 5,200 5,200 Loan commitments 3,420 3,420 4,433 4,433 Financial guarantees 694 694 767 767 Note 29—Provisions, contingent assets and contingent liabilities In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent assets There are no contingent assets recorded. b) Provisions and contingencies ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations. Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. F—88

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The probability of loss is estimated according to the peculiarities of the lawsuits. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. Other risks These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. F—89

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		06/30/2022			
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,317**	**8,219**	**1,558**	**13,094**
(-) Provisions guaranteed by indemnity clause	2d XIV	(225)	(879)	-	(1,104)
Subtotal		**3,092**	**7,340**	**1,558**	**11,990**
Adjustment / Interest	23	143	254	-	397
Changes in the period reflected in income	**23**	**397**	**1,183**	**239**	**1,819**
Increase [1]		627	1,324	239	2,190
Reversal		(230)	(141)	-	(371)
Payment		(507)	(1,152)	(11)	(1,670)
Subtotal		**3,125**	**7,625**	**1,786**	**12,536**
(+) Provisions guaranteed by indemnity clause	2d XIV	213	892	-	1,105
Closing balance		**3,338**	**8,517**	**1,786**	**13,641**
Current		**1,353**	**2,306**	**442**	**4,101**
Non-current		**1,985**	**6,211**	**1,344**	**9,540**

		12/31/2021			
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,511**	**8,015**	**1,483**	**13,009**
(-) Provisions guaranteed by indemnity clause	2d XIV	(216)	(950)	-	(1,166)
Subtotal		**3,295**	**7,065**	**1,483**	**11,843**
Adjustment / Interest	23	221	155	-	376
Changes in the period reflected in income	**23**	**820**	**2,652**	**85**	**3,557**
Increase		1,176	2,888	119	4,183
Reversal		(356)	(236)	(34)	(626)
Payment		(1,244)	(2,532)	(10)	(3,786)
Subtotal		**3,092**	**7,340**	**1,558**	**11,990**
(+) Provisions guaranteed by indemnity clause	2d XIV	225	879	-	1,104
Closing balance		**3,317**	**8,219**	**1,558**	**13,094**
Current		**1,266**	**2,528**	**429**	**4,223**
Non-current		**2,051**	**5,691**	**1,129**	**8,871**

1) Includes, in the labor provision, the effects of the Voluntary Severance Program.

F - 90

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	06/30/2022	12/31/2021
Opening balance - 01/01		**6,498**	**6,810**
(-) Provisions guaranteed by indemnity clause	2d XIV	(71)	(71)
Subtotal		**6,427**	**6,739**
Adjustment / Interest [1]		372	202
Changes in the period reflected in income		**30**	**8**
Increase [1]		85	180
Reversal [1]		(55)	(172)
Payment		(25)	(523)
Subtotal		**6,804**	**6,426**
(+) Provisions guaranteed by indemnity clause	2d XIV	73	72
Closing balance		**6,877**	**6,498**
Current		**59**	**10**
Non-current		**6,818**	**6,488**

1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security provisions are described below:

- INSS – Non-compensatory Amounts – R$ 1,870: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,103.

- PIS and COFINS – Calculation Basis – R$ 655: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 642.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,599 (R$ 4,903 at 12/31/2021), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 576 (R$ 448 at 12/31/2021).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 37,464 (R$ 35,855 at 12/31/2021), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 8,424: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 5,455: the levy and/or payment place of ISS for certain banking revenues are discussed.

F - 91

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,107: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies.

- IRPJ and CSLL – Goodwill – Deduction – R$ 3,557: the deductibility of goodwill for future expected profitability on the acquisition of investments.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,524 : discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,633: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 1,275: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

- IRPJ and CSLL - Deductibility of Losses with Loan Operations – R$ 765: tax assessments issued for requirement of IRPJ and CSLL due to the alleged non-compliance with the legal criteria for the deduction of losses in the receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 868 (R$ 888 at 12/31/2021), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

		06/30/2022				12/31/2021
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	18a	1,789	1,985	9,268	**13,042**	**12,264**
Investment fund quotas		406	143	71	**620**	**690**
Surety		71	50	4,110	**4,231**	**4,115**
Insurance bond		1,589	1,422	15,766	**18,777**	**18,771**
Guarantee by government securities		7	-	244	**251**	**242**
Total		**3,862**	**3,600**	**29,459**	**36,921**	**36,082**

Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

- **Retail Banking**

  The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

- **Wholesale Banking**

  It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

F - 92

•Activities with the Market + Corporation Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. •Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders’ equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. F—93

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: •Requirements for impairment testing of financial assets are based on the expected loan losses model. •Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9. •Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9. •Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, where as in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted. •Goodwill generated in a business combination is not amortized, where as in the standards adopted in Brazil, it is amortized. F—94

b) Consolidated Statement of Managerial Result

	04/01 to 06/30/2022					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**22,387**	**12,389**	**473**	**35,249**	**851**	**36,100**
Interest margin [1]	13,499	8,558	581	22,638	(658)	21,980
Commissions and Banking Fees	6,696	3,763	40	10,499	1,234	11,733
Income from insurance and private pension operations before claim and selling expenses	2,192	68	(148)	2,112	(573)	1,539
Other revenues	-	-	-	-	848	848
Cost of Credit	**(7,479)**	**(56)**	**-**	**(7,535)**	**516**	**(7,019)**
Claims	**(332)**	**(5)**	**-**	**(337)**	**(1)**	**(338)**
Operating margin	**14,576**	**12,328**	**473**	**27,377**	**1,366**	**28,743**
Other operating income / (expenses)	**(10,803)**	**(4,696)**	**(66)**	**(15,565)**	**(3,021)**	**(18,586)**
Non-interest expenses [2]	(9,236)	(4,036)	(42)	(13,314)	(3,148)	(16,462)
Tax expenses for ISS, PIS and COFINS and Other	(1,567)	(660)	(24)	(2,251)	(4)	(2,255)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	131	131
Income before income tax and social contribution	**3,773**	**7,632**	**407**	**11,812**	**(1,655)**	**10,157**
Income tax and social contribution	(1,111)	(2,627)	(72)	(3,810)	1,421	(2,389)
Non-controlling interests	8	(264)	(67)	(323)	11	(312)
Net income	**2,670**	**4,741**	**268**	**7,679**	**(223)**	**7,456**
06/30/2022 - Total assets (*) -	**1,385,819**	**1,109,229**	**147,994**	**2,294,476**	**(128,868)**	**2,165,608**
06/30/2022 - Total liabilities -	**1,318,223**	**1,041,672**	**122,473**	**2,133,802**	**(136,042)**	**1,997,760**
(*) Includes:						
Investments in associates and joint ventures	2,135	-	4,329	6,464	491	6,955
Fixed assets, net	5,478	997	-	6,475	643	7,118
Goodwill and Intangible assets, net	8,978	8,450	-	17,428	4,328	21,756

1) Includes interest and similar income and expenses of R$ 22,509, result of financial assets and liabilities at fair value through profit or loss of R$ 11,555 and foreign exchange results and exchange variations in foreign transactions of R$ (12,084).

2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,294).

3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

F - 95

	04/01 to 06/30/2021					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**18,213**	**9,286**	**3,125**	**30,624**	**1,590**	**32,214**
Interest margin [1]	10,344	5,681	2,767	18,792	1,261	20,053
Commissions and Banking Fees	6,115	3,530	341	9,986	276	10,262
Income from insurance and private pension operations before claim and selling expenses	1,754	75	17	1,846	(945)	901
Other revenues	-	-	-	-	998	998
Cost of Credit	**(3,969)**	**(723)**	**-**	**(4,692)**	**3,421**	**(1,271)**
Claims	**(494)**	**(3)**	**-**	**(497)**	**-**	**(497)**
Operating margin	**13,750**	**8,560**	**3,125**	**25,435**	**5,011**	**30,446**
Other operating income / (expenses)	**(9,784)**	**(4,334)**	**(327)**	**(14,445)**	**(2,016)**	**(16,461)**
Non-interest expenses [2]	(8,568)	(3,847)	(149)	(12,564)	(1,869)	(14,433)
Tax expenses for ISS, PIS and COFINS and Other	(1,216)	(487)	(178)	(1,881)	(540)	(2,421)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	393	393
Income before income tax and social contribution	**3,966**	**4,226**	**2,798**	**10,990**	**2,995**	**13,985**
Income tax and social contribution	(1,423)	(1,421)	(1,131)	(3,975)	(1,271)	(5,246)
Non-controlling interests	(108)	(276)	(88)	(472)	137	(335)
Net income	**2,435**	**2,529**	**1,579**	**6,543**	**1,861**	**8,404**
12/31/2021 — **Total assets** [*] -	**1,311,330**	**1,013,836**	**133,123**	**2,166,019**	**(96,813)**	**2,069,206**
12/31/2021 — **Total liabilities** -	**1,252,211**	**945,311**	**105,190**	**2,010,442**	**(105,712)**	**1,904,730**
[*] Includes:						
Investments in associates and joint ventures	2,008	-	4,338	6,346	(225)	6,121
Fixed assets, net	5,420	997	-	6,417	546	6,963
Goodwill and Intangible assets, net	8,371	9,557	-	17,928	3,182	21,110

1) Includes interest and similar income and expenses of R$ 13,245, result of financial assets and liabilities at fair value through profit or loss of R$ 806 and foreign exchange results and exchange variations in foreign transactions of R$ 6,002.

2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,261).

3) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

F - 96

01/01 to 06/30/2022 Activities with Retail Wholesale ITAÚ IFRS the Market + t (3 Banking Banking UNIBANCO AdjuS ments consolidated l Corporation Operating revenues 43,550 23,072 1,662 68,284 2,779 71,063 1 lnterest margin ! l 26,184 15,756 1,745 43,685 (625) 43,060 Revenues from banking services and bank charges 13,126 7,074 70 20,270 2,626 22,896 lncome from insurance and private pension operations before claim 4,240 242 (153) 4,329 (1,495) 2,834 and selling expenses Other revenues 2,273 2,273 Cost of Credit (13,925) (577) (14,502) 1,267 (13,235) Claims (719) (7) (726) (726) Operating margin 28,906 22,488 1,662 53,056 4,046 57,102 Other operating income / (expenses) (21,060) (9,192) (103) (30,355) (7,457) (37,812) Non-interest expenses (2 > (18,048) (7,992) (83) (26,123) (7,209) (33,332) Tax expenses for ISS, PIS and COFINS and Other (3,012) (1,200) (20) (4,232) (544) (4,776) Share of profit or (loss) in associates and joint ventures 296 296 lncome before income tax and social contribution 7,846 13,296 1,559 22,701 (3,411) 19,290 lncome tax and social contribution (2,416) (4,398) (175) (6,989) 2,402 (4,587) Non-controlling interests (31) (502) (140) (673) 77 (596) Net income 5,399 8,396 1,244 15,039 (932) 14,107 1_,3_8_5,8__1_9 ___ 1,_ 1_0_9,2__2_9 ____ 1_4_7_,_99_4 ___ 2_,2_9_4_,_47_6 ____ (1_2_8,8__6_8)_ ___ 2_,_1_65_,_6_08_ 0613012022 _T_o_ta_l_a_s_s_e_ts_ri _____ Total liabilities—1,318,223 1,041,672 122,473 2,133,802 (136,042) 1,997,760 (·J lncludes: lnvestments in associates and joint ventures 2,135 4,329 6,464 491 6,955 Fixed assets, net 5,478 997 6,475 643 7,118 Goodwill and lntangible asseis, net 8,978 8,450 17,428 4,328 21,756 1) lncludes interest and similar income and expenses of R$ 29,502, result of financial asseis and liabilities at fair value through profit or loss of R$ 13,207 and foreign exchange results and exchange variations in foreign transactions of R$ 351. 2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,696). 3) The IFRS Consolidated figures do not represent lhe sum of lhe parties because there are intercompany transactions that were eliminated only in lhe consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. F—97

	01/01 to 06/30/2021					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**35,770**	**17,900**	**6,984**	**60,654**	**(167)**	**60,487**
Interest margin [1]	20,310	10,985	6,132	37,427	(274)	37,153
Commissions and Banking Fees	12,000	6,720	832	19,552	513	20,065
Income from insurance and private pension operations before claim and selling expenses	3,460	195	20	3,675	(1,679)	1,996
Other revenues	-	-	-	-	1,273	1,273
Cost of Credit	**(8,018)**	**(785)**	**-**	**(8,803)**	**5,871**	**(2,932)**
Claims	**(848)**	**(5)**	**-**	**(853)**	**-**	**(853)**
Operating margin	**26,904**	**17,110**	**6,984**	**50,998**	**5,704**	**56,702**
Other operating income / (expenses)	**(19,347)**	**(8,684)**	**(644)**	**(28,675)**	**(5,504)**	**(34,179)**
Non-interest expenses [2]	(16,951)	(7,774)	(290)	(25,015)	(5,873)	(30,888)
Tax expenses for ISS, PIS and COFINS and Other	(2,396)	(910)	(354)	(3,660)	(461)	(4,121)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	830	830
Income before income tax and social contribution	**7,557**	**8,426**	**6,340**	**22,323**	**200**	**22,523**
Income tax and social contribution	(2,702)	(3,042)	(2,620)	(8,364)	800	(7,564)
Non-controlling interests	(210)	(402)	(406)	(1,018)	147	(871)
Net income	**4,645**	**4,982**	**3,314**	**12,941**	**1,147**	**14,088**
12/31/2021 – Total assets [(*)] -	**1,311,330**	**1,013,836**	**133,123**	**2,166,019**	**(96,813)**	**2,069,206**
12/31/2021 – Total liabilities -	**1,252,211**	**945,311**	**105,190**	**2,010,442**	**(105,712)**	**1,904,730**
[(*)] Includes:						
Investments in associates and joint ventures	2,008	-	4,338	6,346	(225)	6,121
Fixed assets, net	5,420	997	-	6,417	546	6,963
Goodwill and Intangible assets, net	8,371	9,557	-	17,928	3,182	21,110

1) Includes interest and similar income and expenses of R$ 27,885, result of financial assets and liabilities at fair value through profit or loss of R$ 6,170 and foreign exchange results and exchange variations in foreign transactions of R$ 3,098.
2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,568).
3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

F - 98

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	06/30/2022			12/31/2021		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	23,158	5,716	28,874	21,390	6,683	28,073

	04/01 to 06/30/2022			04/01 to 06/30/2021		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations [1,2]	38,025	9,117	47,142	24,365	4,625	28,990
Income from insurance and private pension operations before claim and selling expenses	1,529	10	1,539	896	5	901
Comissions and Banking Fees	10,646	1,087	11,733	9,182	1,080	10,262

	01/01 to 06/30/2022			01/01 to 06/30/2021		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar [1,2,3]	88,953	9,642	98,595	49,296	12,128	61,424
Income from insurance and private pension operations before claim and selling expenses [3]	2,815	19	2,834	1,991	5	1,996
Commissions and Banking Fees [3]	20,680	2,216	22,896	17,838	2,227	20,065

1) Includes interest and similar income, result of financial assets and liabilities at fair value through profit or loss and foreign exchange results and exchange variations in foreign transactions.
2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.
3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values.

Note 31 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2d I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING.

- The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A., Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A. and XP Inc. (Note 3).

- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3).

- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees.

- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups.

F - 99

- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil.

Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

a) Transactions with related parties:

	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)			
		06/30/2022	12/31/2021	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Interbank investments		**5,000**	**2,301**	**61**	**10**	**121**	**33**
Other	13.15%	5,000	2,301	61	10	121	33
Loan operations		**600**	**654**	**19**	**10**	**34**	**14**
Dexco S.A.	CDI + 1.45%	580	546	19	6	34	10
Other	CDI + 1.5% / 2.5% to 6%	20	108	-	4	-	4
Securities and derivative financial instruments (assets and liabilities)		**4,783**	**5,397**	**165**	**30**	**375**	**55**
Investment funds		210	183	11	6	22	14
Copagaz – Distribuidora de Gás S.A.	CDI + 1.7% to 2.95%	1,083	1,082	37	14	68	23
Itaúsa S.A.	CDI + 2% to 2.4%	1,193	1,200	40	10	76	18
Águas do Rio 4 SPE S.A.	CDI + 3.5%	1,057	1,574	10	-	99	-
Aegea Saneamento e Participações S.A.	CDI + 1.5% to 2.9% / 16.53%	936	844	55	-	82	-
Other	CDI + 3.5%	304	514	12	-	28	-
Deposits		**-**	**-**	**(1)**	**-**	**(3)**	**-**
Other		-	-	(1)	-	(3)	-
Deposits received under securities repurchase agreements		**(1,298)**	**(443)**	**(8)**	**(3)**	**(27)**	**(4)**
Alpargatas S.A.	99% CDI	(84)	(22)	-	(1)	(7)	(1)
Aegea Saneamento e Participações S.A.	97% to 102% CDI	(717)	(158)	(12)	-	(16)	-
Other	12.9% / 75% to 99.5% CDI	(497)	(263)	4	(2)	(4)	(3)
Amounts receivable (payable) / Commissions and/or Other General and Administrative expenses		**(274)**	**(273)**	**(11)**	**(5)**	**(20)**	**1**
Fundação Itaú Unibanco - Previdência Complementar		(101)	(78)	7	9	15	18
Olimpia Promoção e Serviços S.A.		(5)	(5)	(16)	(20)	(30)	(31)
FUNBEP - Fundo de Pensão Multipatrocinado		(176)	(158)	(6)	1	(14)	3
Itaúsa S.A.		(9)	(10)	4	3	7	6
Other		17	(22)	-	2	2	5
Rent		**-**	**-**	**(7)**	**(8)**	**(16)**	**(16)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	(7)	(8)	(15)	(15)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-	(1)	(1)
Sponsorship		**30**	**12**	**(8)**	**(3)**	**(12)**	**(5)**
Associação Cubo Coworking Itaú		30	12	(8)	(3)	(12)	(5)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 125, Liabilities of R$ (7,707) and Results of R$ (1) (R$ 100, R$ (6,136) at 12/31/2021 and R$ (14) from 01/01 to 06/30/2021, respectively).

F - 100

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Fees	(149)	(114)	(320)	(237)
Profit sharing	(55)	(50)	(121)	(99)
Post-employment benefits	(1)	(1)	(4)	(7)
Share-based payment plan [(1)]	(47)	(15)	(42)	(48)
Total	**(252)**	**(180)**	**(487)**	**(391)**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Fees.

Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Note 32 - Risk and Capital Management

a) Corporate Governance

ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING's management model is made up of:

- 1st line of defense: business areas, which have primary responsibility for managing the risk they originate.
- 2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).
- 3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

F - 101

b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO. The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: •Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution’s debt issues. •Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. •Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. •Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. •Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: •Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself. F—102

•Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. •Risk pricing: ITAÚ UNIBANCO HOLDING ’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios. •Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business. •Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services. •Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I—Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. F—103

I.I - Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements.

For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

I.II - Policy for Provisioning and Economic Scenarios

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts.

These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies.

Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon.

Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities.

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 10%, 50% and 40%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

06/30/2022					12/31/2021				
Financial Assets [1]	Expected Loss [2]	Reduction/(Increase) of Expected Loss			Financial Assets [1]	Expected Loss [2]	Reduction/(Increase) of Expected Loss		
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,174,738	(49,596)	(284)	92	1,230	1,078,891	(46,348)	(340)	163	1,788

1) Composed of Loan operations, lease operations and securities.
2) Comprises expected credit loss for Financial Guarantees R$ (694) (R$ (767) at 12/31/2021) and Loan Commitments R$ (3,420) (R$ (4,433) at 12/31/2021).

F - 104

I.III—Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account: •Stage 1 to stage 2: delay or evaluation of absolute and relative probability of default (PD) triggers. For Retail market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product. For the Wholesale business portfolio, information on arrears is taken into account when assessing the counterparty rating. The absolute trigger considers the lower (minimum PD) and upper (maximum PD) limits of ratings assigned internally to products. Transactions with PD lower than the minimum PD remain classified in stage 1, whereas operations in which the PD is higher than the maximum PD migrate to stage 2. The relative PD is analyzed if the current PD is between the minimum and maximum PD limits and it is used to verify the significant increase in credit risk, through the relative PD variation since the initial recognition of the financial instrument. If this relative variation is greater than that defined for each portfolio, the financial instrument migrates to stage 2. •Stage 3: default parameters are used to identify stage 3: 90 days without payment noted, except for the mortgage loan portfolio, which are considered 180 days; debt restructuring; filing for bankruptcy; loss; and court-supervised recovery. The financial asset, at any stage, can migrate to stage 3 when showing default parameters. Information on days of delay, used on an absolute basis, is one important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2d IV. F—105

I.IV - Maximum Exposure of Financial Assets to Credit Risk

	06/30/2022			12/31/2021		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	**1,435,927**	**476,566**	**1,912,493**	**1,325,332**	**485,649**	**1,810,981**
At Amortized Cost	**1,016,187**	**333,476**	**1,349,663**	**920,576**	**350,614**	**1,271,190**
Interbank deposits	15,027	37,104	52,131	17,795	52,147	69,942
Securities purchased under agreements to resell	167,463	5,393	172,856	159,974	9,744	169,718
Voluntary investments with the Central Bank of Brazil	13,000	-	13,000	5,800	-	5,800
Securities	169,413	27,385	196,798	125,875	21,871	147,746
Loan and lease operations	606,526	256,002	862,528	562,646	259,944	822,590
Other financial assets	82,871	14,857	97,728	81,398	15,075	96,473
(-) Provision for Expected Loss	(38,113)	(7,265)	(45,378)	(32,912)	(8,167)	(41,079)
At Fair Value Through Other Comprehensive Income	**43,554**	**65,103**	**108,657**	**44,648**	**60,974**	**105,622**
Securities	43,554	65,103	108,657	44,648	60,974	105,622
At Fair Value Through Profit or Loss	**376,186**	**77,987**	**454,173**	**360,108**	**74,061**	**434,169**
Securities	348,477	26,544	375,021	343,339	21,628	364,967
Derivatives	27,217	51,443	78,660	16,612	52,433	69,045
Other financial assets	492	-	492	157	-	157
Financial liabilities - provision for expected loss	**3,545**	**569**	**4,114**	**4,543**	**657**	**5,200**
Loan Commitments	3,150	270	3,420	4,115	318	4,433
Financial Guarantees	395	299	694	428	339	767
Off balance sheet	**479,513**	**68,506**	**548,019**	**446,267**	**73,431**	**519,698**
Financial Guarantees	69,989	18,303	88,292	62,548	20,362	82,910
Letters of credit to be released	52,523	-	52,523	45,773	-	45,773
Loan commitments	**357,001**	**50,203**	**407,204**	**337,946**	**53,069**	**391,015**
Mortgage loans	11,951	-	11,951	10,709	-	10,709
Overdraft accounts	151,066	-	151,066	147,878	-	147,878
Credit cards	190,984	3,978	194,962	176,384	3,840	180,224
Other pre-approved limits	3,000	46,225	49,225	2,975	49,229	52,204
Total	**1,911,895**	**544,503**	**2,456,398**	**1,767,056**	**558,423**	**2,325,479**

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements.

The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally.

As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

I.IV.I - By business sector

Loans and Financial Lease Operations

	06/30/2022	%	12/31/2021	%
Industry and commerce	193,531	22.5%	190,491	23.1%
Services	169,252	19.6%	173,332	21.1%
Other sectors	37,402	4.3%	37,652	4.6%
Individuals	462,343	53.6%	421,115	51.2%
Total	**862,528**	**100.0%**	**822,590**	**100.0%**

F - 106

11 Other financial assets > 06/30/2022% 12/31/2021 % Public sector 618,333 61.9% 580,619 62.2% Services 169,110 17.0% 150,831 16.2% Other sectors 108,360 10.9% 83,521 9.0% Financial 101,319 10.2% 117,869 12.6% Total 997,122 100.0% 932,840 100.0% 1) lncludes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive lncome and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. F—107

!.IV.li—By type and classification of credit risk Loan and lease operations 06/30/2022 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 Stages Loan Loan Financial Total Loan Loan Financial Total Loan Loan Financial Total Loan Loan Financial Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuais 296,295 231 ,495 491 528,281 47,922 23,895 71 ,817 28,880 647 29,527 373,097 256,037 491 629,625 Corpo rate 140,069 25,722 58,489 224,280 698 160 536 1,394 3,441 2,539 5,989 144,208 25,891 61 ,564 231 ,663 Micro/Small and medium companies 124,938 75,229 9,641 209,808 19,323 4,571 169 24,063 9,108 229 128 9,465 153,369 80,029 9,938 243,336 Foreign loans—Lalin America 170,055 43,605 15,245 228,905 12,611 1,488 932 15,031 9,188 154 122 9,464 191,854 45,247 16,299 253,400 Total 731,357 376,051 83,866 1,191,274 80,554 30,114 1,637 112,305 50,617 1,039 2,789 54,445 862,528 407,204 88,292 1,358,024% 61.4% 31.6% 7.0% 100.0% 71.7% 26.8% 1.5% 100.0% 92.7% 2.0% 5.3% 100.0% 62.8% 30.5% 6.7% 100.0% 12/31/2021 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 Stages Loan Loan Financial Total Loan Loan Financial Total Loan Loan Financial Total Loan Loan Financial Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuais 270,371 220,961 944 492,276 38,168 20,723 58,891 23,997 686 24,683 332,536 242,370 944 575,850 Corpo rate 128,519 23,882 52,429 204,830 1,600 200 535 2,335 4,915 23 2,478 7,416 135,034 24,105 55,442 214,581 Micro/Small and medium companies 124,555 71 ,158 7,605 203,318 16,749 4,823 130 21,702 8,666 222 141 9,029 149,970 76,203 7,876 234,049 Foreign loans—Lalin America 178,719 46,629 17,776 243,124 13,389 1,621 713 15,723 12,942 87 159 13,188 205,050 48,337 18,648 272,035 Total 702,164 362,630 78,754 1,143,548 69,906 27,367 1,378 98,651 50,520 1,018 2,778 54,316 822,590 391 ,015 82,910 1,296,515% 61.4% 31.7% 6.9% 100.0% 70.9% 27.7% 1.4% 100.0% 93.0% 1.9% 5.1% 100.0% 63.4% 30.2% 6.4% 100.0% 06/30/2022 12/31/2021 Internai rating Total loan Total loan Stage 1 Stage 2 Stage 3 operations Stage 1 Stage 2 Stage 3 operations Low 6 93,633 51,512 745,145 662,839 42,028 704,867 Medium 37,281 19,804 57,085 38,980 19,239 58,219 High 443 9,238 9,681 345 8,639 8,984 Credit-lmpaired 50,617 50,617 50,520 50,520 Total 731 ,357 80,554 50,617 862,528 702,164 69,906 50,520 822,590% 84.8% 9.3% 5.9% 100.0% 85.4% 8.5% 6.1% 100.0% F—108

Other financial assets 06/30/2022 Stage 1 Stage 2 Stage 3 Fairvalue Cost Fairvalue Cost Fairvalue Cost Fairvalue lnvestment funds 29,410 26,893 26,159 3,120 3,120 131 131 Government securities 449,775 454,891 449,775 Brazilian government 370,032 374,647 370,032 Other Public 36 Abroad 79,743 80,208 79,743 Argentina 3,213 3,269 3,213 United States 10,345 10,366 10,345 Mexico 13,832 13,845 13,832 Spain 9,995 9,997 9,995 Korea 8,480 8,481 8,480 Chile 25,213 25,406 25,213 Paraguay 3,175 3,147 3,175 Uruguay 1,519 1,523 1,519 Colombia 3,964 4,167 3,964 Peru 7 7 7 Corporate securities 199,317 199,393 193,240 3,500 2,935 5,138 3,142 Rural product note 18,969 18,769 18,781 190 162 38 26 Real estale receivables certificates 5,467 5,231 5,155 313 312 Bank deposit certificate 416 417 416 Debentures 114,039 111,054 109,258 2,215 1,804 4,749 2,977 Eurobonds and olher 10,660 11,020 10,660 Financial bills 15,233 15,260 15,233 Promissory and commercial notes 11,041 11,036 11,041 Other 23,492 26,606 22,696 782 657 351 139 Total 678,502 681,177 669,174 6,620 6,055 5,269 3,273 F—109

12/31/2021 Stage 1 Stage 2 Stage 3 Fairvalue Cost Fairvalue Cost Fairvalue Cost Fairvalue lnvestment funds 20,139 4,906 4,914 15,224 15,225 Government securities 423,085 426,959 423,085 Brazilian government 362,449 365,947 362,449 Other Public 36 Abroad 60,636 60,976 60,636 Argentina 1,335 1,310 1,335 United States 7,189 7,226 7,189 Mexico 12,413 12,424 12,413 Spain 6,131 6,132 6,131 Korea 5,604 5,604 5,604 Chile 21,399 21,552 21,399 Paraguay 1,469 1,526 1,469 Uruguay 1,258 1,256 1,258 Colombia 3,830 3,938 3,830 Peru 8 8 8 Corporate securities 173,163 169,489 167,457 3,391 2,789 4,993 2,917 Rural product note 12,744 12,474 12,597 146 121 38 26 Real estale receivables certificates 4,999 5,063 4,999 Bank deposit certificate 390 392 390 Debentures 103,659 99,438 98,867 2,383 1,923 4,704 2,869 Eurobonds and other 10,206 10,236 10,194 12 12 Financial bills 1 O, 168 10,185 10,168 Promissory and commercial notes 8,901 8,874 8,901 Other 22,096 22,827 21,341 850 733 251 22 Total 616,387 601,354 595,456 18,615 18,014 4,993 2,917 F—110

Other Financial Assets—Internai Classification by Levei of Risk 06/30/2022 Financial Assets—At Amortized Cost Financial assets at fair Financial Assets at fair value Internai rating lnterbank deposits and value through profit or through other comprehensive Total 11 securities purchased under Securities loss > income agreements to resell Low 237,987 191,204 450,902 108,451 988,544 Medium 4,743 2,734 206 7,683 High 851 44 895 Total 237,987 196,798 453,680 108,657 997,122% 23.9% 19.7% 45.5% 10.9% 100.0% 1) lncludes Derivatives in the amount of R$ 78,660. 12/31/2021 Financial Assets—At Amortized Cost Financial assets at fair Financial Assets at fair value Internai rating lnterbank deposits and value through profit or through other comprehensive Total 11 securities purchased under Securities loss > income agreements to resell Low 245,442 142,416 430,729 105,622 924,209 Medium 4,399 3,219 7,618 High 18 931 64 1,013 Total 245,460 147,746 434,012 105,622 932,840% 26.4% 15.8% 46.5% 11.3% 100.0% 1) lncludes Derivatives in the amount of R$ 69,045. F—111

I.IV.111—Collateral for loan and lease operations 06/30/2022 12/31/2021 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Carrying Fair value of Carrying Fairvalue of Carrying Fairvalue of Carrying Fair value of value of the collateral value of the collateral value of the collateral value of the collateral assets assets assets assets Individuais 129,813 311,376 2,767 2,548 113,194 282,131 1,014 907 Personal(1) 2,386 9,887 1,388 1,292 2,436 8,338 639 583 2> Vehicles < 29,973 71,729 1,372 1,251 26,941 68,275 368 318 Mortgage loans <3> 97,454 229,760 7 5 83,817 205,518 7 6 4 Micro, small and medi um companies and corporates ! > 179,748 627,485 38,515 32,040 170,334 634,871 32,436 26,933 4 Foreign loans—Latin America 1 1 159,385 299,037 9,624 4,091 168,968 330,020 9,782 4,152 Total 468,946 1,237,898 50,906 38,679 452,496 1,247,022 43,232 31,992 1) ln general requires financial collalerals. 2) Vehicles lhemselves are pledged as collaleral, as well as asseis leased in lease operalions. 3) Properties lhemselves are pledged as collaleral. 4) Any collaleral sei forth in lhe credil policy of ITAÚ UNI BANCO HOLDING (chattel mortgage, surely/joinl deblor, mortgage and olher). Of total loan and lease operations, R$ 342,676 (R$ 326,862 at 12/31/2021) represented unsecured loans. F—112

I.IV.IV—Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 104 (R$ 101 from 01/01 to 06/30/2021), mainly composed of real estate. II—Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: •Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. •Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). •Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level. •Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market). •Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: F—113

•Î”EVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates. •Î”NII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: •Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates. •Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates. •Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. II.I—VaR—Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From 01/01 to 06/30/2022, the average total VaR in Historical Simulation was R$ 632 or 0.4% of total stockholders’ equity (R$ 441 from 01/01 to 12/31/2021 or 0.3% of total stockholders’ equity). F—114

	VaR Total (Historical Simulation) (in millions of reais)[1]							
	06/30/2022				12/31/2021			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by Risk Factor Group								
Interest rates	1,056	906	1,249	983	937	425	1,411	1,257
Currencies	24	9	55	25	18	10	37	13
Shares	25	18	38	32	42	17	98	24
Commodities	4	2	5	2	4	1	8	4
Effect of diversification	-	-	-	(318)	-	-	-	(602)
Total risk	**632**	**494**	**752**	**724**	**441**	**198**	**707**	**696**

1) VaR by Risk Factor Group considers information from foreign units.

F - 115

II.I.I - Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	06/30/2022						12/31/2021					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**505,194**	**349,266**	**221,174**	**614,768**	**262,617**	**1,953,019**	**463,079**	**294,051**	**193,279**	**642,495**	**253,300**	**1,846,204**
At amortized cost	**419,061**	**277,702**	**159,134**	**374,387**	**159,905**	**1,390,189**	**401,056**	**258,580**	**152,270**	**345,538**	**148,969**	**1,306,413**
Compulsory deposits in the Central Bank of Brazil	94,858	-	-	-	-	94,858	92,580	-	-	-	-	92,580
Interbank deposits	36,314	5,518	4,514	5,666	113	52,125	51,138	7,050	5,861	5,669	216	69,934
Securities purchased under agreements to resell	150,318	22,489	-	-	47	172,854	142,405	26,532	-	403	371	169,711
Voluntary investments with the Central Bank of Brazil	13,000	-	-	-	-	13,000	5,800	-	-	-	-	5,800
Securities	3,852	22,211	26,895	99,155	42,711	194,824	4,427	12,884	27,858	69,965	30,664	145,798
Loan and lease operations	120,719	227,484	127,725	269,566	117,034	862,528	104,706	212,114	118,551	269,501	117,718	822,590
At fair value through other comprehensive income	**23,015**	**21,805**	**7,227**	**39,879**	**16,731**	**108,657**	**10,420**	**9,286**	**6,722**	**63,256**	**15,938**	**105,622**
At fair value through profit and loss	**63,118**	**49,759**	**54,813**	**200,502**	**85,981**	**454,173**	**51,603**	**26,185**	**34,287**	**233,701**	**88,393**	**434,169**
Securities	45,419	35,729	43,449	177,877	72,547	375,021	36,111	13,872	28,532	212,911	73,541	364,967
Derivatives	17,693	13,957	11,115	22,461	13,434	78,660	15,492	12,292	5,632	20,777	14,852	69,045
Other Financial Assets	6	73	249	164	-	492	-	21	123	13	-	157
Financial liabilities	**670,279**	**134,716**	**131,726**	**483,586**	**123,725**	**1,544,032**	**660,751**	**127,205**	**107,515**	**361,399**	**228,857**	**1,485,727**
At amortized cost	**652,171**	**118,402**	**122,526**	**463,095**	**112,864**	**1,469,058**	**653,598**	**110,994**	**99,753**	**340,944**	**216,959**	**1,422,248**
Deposits	376,970	52,157	61,543	310,145	27,878	828,693	402,930	52,259	38,563	220,822	135,798	850,372
Securities sold under repurchase agreements	237,972	1,629	834	1,552	3,332	245,319	239,843	2,627	725	5,659	3,994	252,848
Interbank market funds	35,107	47,901	42,793	121,665	11,917	259,383	9,976	46,610	41,520	69,043	9,996	177,145
Institutional market funds	1,731	16,226	16,818	29,733	67,873	132,381	439	9,045	18,422	43,559	67,171	138,636
Premium bonds plans	391	489	538	-	1,864	3,282	410	453	523	1,861	-	3,247
At fair value through profit and loss	**18,108**	**16,314**	**9,200**	**20,491**	**10,861**	**74,974**	**7,153**	**16,211**	**7,762**	**20,455**	**11,898**	**63,479**
Derivatives	18,108	16,232	9,005	20,409	10,815	74,569	7,153	16,174	7,625	20,404	11,848	63,204
Structured notes	-	17	2	23	46	88	-	-	16	48	50	114
Other Financial Liabilities	-	65	193	59	-	317	-	37	121	3	-	161
Difference assets / liabilities [1]	**(165,085)**	**214,550**	**89,448**	**131,182**	**138,892**	**408,987**	**(197,672)**	**166,846**	**85,764**	**281,096**	**24,443**	**360,477**
Cumulative difference	**(165,085)**	**49,465**	**138,913**	**270,095**	**408,987**		**(197,672)**	**(30,826)**	**54,938**	**336,034**	**360,477**	
Ratio of cumulative difference to total interest-bearing assets	(8.5)%	2.5%	7.1%	13.8%	20.9%		(10.7)%	(1.7)%	3.0%	18.2%	19.5%	

1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

F - 116

II.I.II—Currency risk The purpose of ITAÚ UNIBANCO HOLDING’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING. II.I.III—Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss—Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income—Securities. III—Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: •Different scenarios projected for changes in liquidity. •Contingency plans for crisis situations. •Reports and charts that describe the risk positions. •Assessment of funding costs and alternative sources of funding. •Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. III.I—Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 34.7% or R$ 381.5 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits—is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. F—117

06/30/2022 12/31/2021 Funding from customers 0-30 days Total % 0-30 days Total % Deposits 376,970 828,693 402,930 850,372 Demand deposits 141,055 141,055 12.8% 158,116 158,116 14.8% Savings deposrts 184,896 184,896 16.8% 190,601 190,601 17.9% Time deposrts 48,041 496,564 45.1% 52,563 497,051 46.5% Other 2,978 6,178 0.6% 1,650 4,604 0.4% Funds from acceptances and issuance of securities 1 < > 4,391 205,432 18.7% 2,310 143,138 13.4% 2 Funds from own issue < > 10 21 Subordinated debl 156 65,782 6.0% 75,036 7.0% Total 381 ,517 1,099,917 100.0% 405,240 1,068,567 100.0% 1) lncludes mortgage notes, guaranteed real estale credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in lnstitutional Markets Funds. 2) Reter to deposits received under securities repurchase agreements with securities from own issue. III.II—Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions. During the period of 2022, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 248.8 billion and accounted for 65.2% of the short term redeemable obligations, 22.6% of total funding, and 16.6% of total assets. The table below shows the indicators used by ITAÚ UNI BANCO HOLDING in the management of liquidity risk: 06/30/2022 12/31/2021 Liquidity indicators % % 1, Net assets / customers funds within 30 days C 2> 65.2% 56.5% 1, Net assets / total customers funds c 3 > 22.6% 21.4% Net assets / total financial assets C1 A> 16.6% 16.2% 1) Net asseis (present value): Cash, Securities purchased under agreements to resell—Funded position and Government securities—available. Detailed in the table Non discounted future flows—Financial asseis. 2) Funding from customers table (Total funding from customers 0-30 days). 3) Funding from customers table (Total funding from customers). 4) Detailed in the table Non discounted future flows—Financial asseis, total present value regards R$ 1,500,542 (R$ 1,411,089 at 12/31/2021). F—118

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	06/30/2022					12/31/2021				
Financial assets [1]	**0 - 30**	**31 - 365**	**366 - 720**	**Over 720 days**	**Total**	**0 - 30**	**31 - 365**	**366 - 720**	**Over 720 days**	**Total**
Cash	**33,839**	**-**	**-**	**-**	**33,839**	**44,512**	**-**	**-**	**-**	**44,512**
Interbank investments	**194,036**	**31,476**	**4,623**	**1,514**	**231,649**	**195,260**	**32,238**	**4,535**	**1,670**	**233,703**
Securities purchased under agreements to resell – Collateral held [2]	39,992	17,885	-	50	57,927	32,435		-	-	32,435
Securities purchased under agreements to resell – Collateral repledge	103,702	4,619	-	4	108,325	105,875	19,355	-	-	125,230
Interbank deposits [4]	50,342	8,972	4,623	1,460	65,397	56,950	12,883	4,535	1,670	76,038
Securities	**172,000**	**63,288**	**33,466**	**223,992**	**492,746**	**158,915**	**30,191**	**45,156**	**223,244**	**457,506**
Government securities - available	150,606	295	5,729	-	156,630	145,989	453	483	6,737	153,662
Government securities – under repurchase commitments	2,658	41,933	8,978	44,763	98,332	1,337	13,446	27,132	35,575	77,490
Private securities - available	18,733	17,142	13,503	104,807	154,185	11,247	13,349	12,062	133,385	170,043
Private securities – under repurchase commitments	3	3,918	5,256	74,422	83,599	342	2,943	5,479	47,547	56,311
Derivative financial instruments - Net position	**17,693**	**25,072**	**8,822**	**27,073**	**78,660**	**15,492**	**17,924**	**8,826**	**26,803**	**69,045**
Swaps	386	10,327	7,152	24,896	42,761	1,820	3,803	7,341	25,050	38,014
Options	1,358	8,031	671	832	10,892	10,599	9,216	683	754	21,252
Forwards	12,708	917	2	331	13,958	1,595	1,513	3	-	3,111
Other derivatives	3,241	5,797	997	1,014	11,049	1,478	3,392	799	999	6,668
Loan and lease operations [3]	**98,461**	**288,822**	**142,614**	**329,269**	**859,166**	**77,663**	**282,913**	**135,840**	**315,004**	**811,420**
Other financial assets	**-**	**249**	**77**	**166**	**492**	**-**	**144**	**5**	**8**	**157**
Total financial assets	**516,029**	**408,907**	**189,602**	**582,014**	**1,696,552**	**491,842**	**363,410**	**194,362**	**566,729**	**1,616,343**

1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 105,151 (R$ 104,592 at 12/31/2021), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.
2) Net of R$ 4,768 (R$ 9,266 at 12/31/2021) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN.
3) Net of payment to merchants of R$ 100,453 (R$ 92,011 at 12/31/2021) and the amount of liabilities from transactions related to credit assignments R$ 833 (R$ 1,004 at 12/31/2021).
4) Includes R$ 29,430 (R$ 40,221 at 12/31/2021) related to Compulsory Deposits with Central Banks of other countries.

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Undiscounted future flows, except for derivatives which are fair value 06/30/2022 12/31/2021 Over720 Over720 Financial liabilities 0- 30 31—365 366-720 days Total 0-30 31—365 366- 720 days Total Deposits 380,736 115,732 73,382 352,839 922,689 397,416 96,669 95,397 350,792 940,274 Demand deposrts 141 ,055 141 ,055 158,116 158,116 Savings deposrts 184,896 184,896 190,601 190,601 Time deposit 51 ,990 112,745 72,935 352,839 590,509 46,938 94,040 95,149 350,791 586,918 1nterbank deposrts 1,214 2,987 447 4,648 933 2,629 248 3,811 Other deposrts 1,581 1,581 828 828 Compulsory deposits (43,676) (14,918) (9,271) (37,286) (105,151) (44,124) (12,461) (11,797) (36,210) (104,592) Demand deposits (10,293) (10,293) (12,012) (12,012) Savings deposrts (26,377) (26,377) (25,807) (25,807) Time deposit (7,006) (14,918) (9,271) (37,286) (68,481) (6,305) (12,461) (11 ,797) (36,210) (66,773) Securities sold under repurchase agreements 111 262,099 4,926 2,772 7,335 277,132 265,184 5,615 7,020 5,943 283,762 Government securities 196,020 769 7,324 204,113 191 ,281 1,261 3,885 5,687 202,114 Private securities 20,357 3,477 2,772 11 26,617 26,141 3,621 2,775 18 32,555 Foreign 45,722 680 46,402 47,762 733 360 238 49,093 Funds from acceptances and issuance of securities 1’ 1 4,359 47,199 40,115 130,761 222,434 2,986 35,346 30,927 83,967 153,226 Loans and onlending obligations 131 42,118 66,497 9,531 10,947 129,093 9,875 71,278 9,491 12,868 103,512 Subordinated debt<•I 585 32,501 2,056 45,062 80,204 55 27,857 16,282 48,969 93,163 Derivative financial instruments—Net position 18,108 25,237 8,118 23,106 74,569 7,153 23,799 8,596 23,656 63,204 Swaps 370 7,647 6,513 21,194 35,724 1,562 3,970 6,944 22,170 34,646 Option 2,185 11,471 829 881 15,366 4,086 16,896 786 779 22,547 Forward 12,876 3 12,879 762 762 Other derivatives 2,677 6,116 776 1,031 10,600 743 2,933 866 707 5,249 Other financial liabilities 64 193 60 317 158 3 161 Total financial liabilities 664,329 277,238 126,896 532,824 1,601,287 638,545 248,261 155,916 489,988 1,532,710 1) lncludes own and third parties’ portfolios. 2) lncludes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds. 3) Recorded in funds from interbank markets. 4) Recorded in funds from institutional markets. 06/30/2022 12/31/2021 Off balance commitments Note 0-30 31-365 366- 720 Over 720 Total 0-30 31-365 366-720 Over 720 Total days days Financial G uarantees 2,165 29,049 10,590 46,488 88,292 3,742 28,530 11 ,046 39,592 82,910 Comm itments to be released 154 ,748 35,013 20,268 197,175 407,204 151 ,235 35,605 18,541 185,634 391 ,015 Letters of credit to be released 52,523 52,523 45,773 45,773 Contractual comm itments—Fixed and lntangible asseis 13 and 14 3 46 49 3 3 Total 209,436 64,065 30,858 243,709 548,068 200,750 64,138 29,587 225,226 519,701 F—120

IV—Emerging Risks They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as technological alternatives in replacement of traditional banking services and the demographic transition of clients in contrast to technological innovations. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING. The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be incorporated into risk management processes too. V—Social, Environmental and Climate Risks They are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by the ITAÚ UNIBANCO HOLDING. Social and environmental factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term. The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risks management, addressing the most significant risks for the Institution’s operation through specific procedures. Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of this risk at ITAÚ UNIBANCO HOLDING. In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles, Paper & Pulp, Chemicals & Petrochemicals, Meatpacking, Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. ITAÚ UNIBANCO HOLDING also counts with specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. Credit Risk and Modeling, Internal Controls and Compliance areas, in turn, support and ensure the governance of the business areas’ activities. The Internal Audit, acts on an independent manner, assessing risk management, controls and governance. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks. Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks. Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks. ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to F—121 identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks.

The sectors with the highest probability of suffering financial impacts from climate, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2021 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	06/30/2022	12/31/2021
Available capital (amounts)		
Common Equity Tier 1	133,651	130,716
Tier 1	151,245	149,912
Total capital (PR)	168,956	169,797
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,201,628	1,153,841
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.1%	11.3%
Tier 1 ratio (%)	12.6%	13.0%
Total capital ratio (%)	14.1%	14.7%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (1)	2.50%	2.00%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.50%	3.00%

1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

At 06/30/2022 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 17,310 (R$ 18,167 at 12/31/2021) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 17,623 (R$ 19,469 at 12/31/2021).

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The Basel Ratio reached 14.1% at 06/30/2022, a decrease of 0.6 percentage points as compared to 12/31/2021 due to extraordinary events in the period and reduction in the debt balance that make up Tier I and II capital.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 72,826 (R$ 77,490 at 12/31/2021), well above the ACP of R$ 42,057 (R$ 34,615 at 12/31/2021), generously covered by available capital.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 06/30/2022, fixed assets ratio reached 19.0% (16.9% at 12/31/2021), showing a surplus of R$ 52,441 (R$ 56,280 at 12/31/2021).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach.
- RWA_{MINT} = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular No. 3,646 and No. 3,674.
- RWA_{OPAD}= portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA	
	06/30/2022	12/31/2021
Credit Risk - standardized approach	**1,085,024**	**1,044,344**
Credit risk (excluding counterparty credit risk)	972,773	922,824
Counterparty credit risk (CCR)	41,515	42,898
Of which: standardized approach for counterparty credit risk (SA-CCR)	27,959	27,616
Of which: other CCR	13,556	15,282
Credit valuation adjustment (CVA)	8,058	8,102
Equity investments in funds - look-through approach	5,338	5,001
Equity investments in funds - mandate-based approach	196	95
Equity investments in funds - fall-back approach	1,504	824
Securitisation exposures - standardized approach	3,271	2,195
Amounts below the thresholds for deduction	52,369	62,405
Market Risk	**23,205**	**22,985**
Of which: standardized approach (RWA_{MPAD})	29,006	28,731
Of which: internal models approach (RWA_{MINT})	21,772	14,751
Operational Risk	**93,399**	**86,512**
Total	**1,201,628**	**1,153,841**

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

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For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V—Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation. d) Management Risks of insurance and private pension I—Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. F—124

II - Risks of Insurance and Private Pensions

Insurance and pension plan risks arise from losses that contradict the expectations of ITAÚ UNIBANCO HOLDING linked to the operations of products sold in SUSEP supervised entities.

The underwriting risk results from the use of methodologies and/or assumptions in the pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates; (ii) Private Pension is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

II.I - Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis, conducted semiannually, considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity Test	Impact in Income and Stockholders' Equity [1]			
	06/30/2022		12/31/2021	
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates				
5% increase	54	(5)	45	(2)
5% decrease	(57)	5	(48)	2
Risk-free Interest Rates				
0.1% increase	130	9	102	10
0.1% decrease	(134)	(9)	(104)	(10)
Conversion in Income Rates				
5% increase	(14)	-	(11)	-
5% decrease	14	-	11	-
Claims				
5% increase	-	(61)	-	(58)
5% decrease	-	61	-	58

1) Amounts net of tax effects.

II.II - Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 to 06/30/2022			01/01 to 06/30/2021		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals						
Group accident insurance	480	480	100.0%	399	399	100.0%
Individual accident	86	86	100.0%	94	94	100.0%
Credit Life Insurance	716	716	100.0%	426	426	100.0%
Group Life	717	717	100.0%	553	553	100.0%

III - Market, credit and liquidity risk

F - 125

Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01 - Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increasein the current interest rate or indexer rate and one percentage point in the share price and currency.

Class	06/30/2022		12/31/2021	
	Account balance	DV01	Account balance	DV01
Government securities				
National Treasury Notes (NTN-C)	5,570	(3.08)	5,154	(3.05)
National Treasury Notes (NTN-B)	6,852	(7.05)	6,094	(6.24)
National Treasury Notes (NTN-F)	257	(0.14)	205	(0.11)
National Treasury Bills (LTN)	201	(0.05)	166	(0.01)
Corporate securities				
Indexed to IGPM	-	-	7	(0.02)
Indexed to IPCA	367	(0.36)	355	(0.36)
Indexed to PRE	37	-	23	-
Indexed to PYG	42	(0.01)	30	(0.01)
Shares	**716**	**7**	**947**	**9**
Post-fixed assets	**5,742**	**-**	**6,048**	**-**
Under agreements to resell	**1,174**	**-**	**1,895**	**-**
Total	**20,958**		**20,924**	

F - 126

III.II - Liquidity Risk

Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	**Assets**	**06/30/2022**			**12/31/2021**		
Insurance operations	**Backing asset**	**Liabilities amounts (1)**	**Liabilities DU (2)**	**Assets DU (2)**	**Liabilities amounts (1)**	**Liabilities DU (2)**	**Assets DU (2)**
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	3,346	58.1	23.8	2,846	55.6	20.3
IBNR, PDR and PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	904	49.3	30.0	869	48.6	27.0
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	21	13.9	24.2	19	17.9	20.3
Mathematical reserve for benefits to be granted and benefits granted	LFT, repurchase agreements, NTN-B, NTN-C, debentures	20	118.7	30.9	19	122.6	27.4
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	2	145.7	24.2	1	149.5	20.3
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	128	5.1	90.3	129	7.0	90.0
Subtotal	**Subtotal**	**4,421**			**3,883**		
Pension plan, VGBL and individual life operations							
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	69	92.3	74.5	65	103.8	76.3
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	12	13.7	18.8	12	16.0	18.5
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	78	13.7	18.8	79	16.0	18.5
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	27	13.7	18.8	27	16.0	18.5
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	365	13.7	18.8	358	16.0	18.5
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	4,053	92.3	74.5	3,786	103.8	76.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	203,224	182.1	51.9	197,897	134.0	55.2
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	8,177	212.0	83.2	7,513	195.9	79.8
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	514	212.0	83.2	665	195.9	79.8
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	699	212.0	83.2	691	195.9	79.8
Subtotal	**Subtotal**	**217,218**			**211,093**		
Total technical reserves	**Total backing assets**	**221,639**			**214,976**		

1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance.
2) DU = Duration in months.

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III.III - Credit Risk

III.III.I - Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING´s subsidiaries to reinsurance companies:

- **Insurance Operations:** reinsurance premiums operations are entirely represented by: IRB Brasil Resseguros S.A. with 60% (38% at 12/31/2021), Mapfre Re do Brasil Companhia de Resseguros with 15% (36% at 12/31/2021), Austral Resseguradora S.A. with 22% (4% at 12/31/2021), Everest Reinsurance Company with 3% and RGA Global Reinsurance Company LTD with 22% at 12/31/2021.

- **Private Pension Operations:** related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 60% and RGA Global Reinsurance Company LTD with 40% (same percentages (%) observed at 12/31/2021).

III.III.II - Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III.III.III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	06/30/2022				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (1)	Financial assets at fair value through other comprehensive income	Total
Low	2,763	27,348	206,786	502	237,399
Medium	-	-	37	-	37
High	-	-	-	-	-
Total	**2,763**	**27,348**	**206,823**	**502**	**237,436**
%	**1.2%**	**11.5%**	**87.1%**	**0.2%**	**100.0%**

1) Includes Derivatives in the amount of R$ 2,500.

	12/31/2021				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (1)	Financial assets at fair value through other comprehensive income	Total
Low	4,062	11,401	188,480	587	204,530
Medium	-	-	1	-	1
High	-	-	10	-	10
Total	**4,062**	**11,401**	**188,491**	**587**	**204,541**
%	**2.0%**	**5.6%**	**92.1%**	**0.3%**	**100.0%**

1) Includes Derivatives in the amount of R$ 2,946.

F - 128

Note 33—Supplementary information a) Acquisition of Ideal Holding Financeira S.A. On January 13, 2022, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 50.1% of IDEAL’s total voting capital for approximately R$ 650, then holding the company’s control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital. IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform. The management and development of IDEAL’s business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders’ Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services. The effective acquisitions and financial settlements will occur after the required regulatory approvals are received. b) Organization of Joint Venture—Totvs Techfin S.A. On April 12, 2022, ITAÚ UNIBANCO HOLDING entered into with TOTVS S.A. (TOTVS) for the organization of a joint venture, preliminarily called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. TOTVS will contribute with the assets of its current TECHFIN operation to the company of which ITAÚ UNIBANCO HOLDING will become a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING will pay TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute with the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN. The effective acquisition and financial settlement will occur after the required regulatory approvals are received. c) “Coronavirus” COVID-19 effects ITAÚ UNIBANCO HOLDING monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly: i) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), which contracting term ended in the fourth quarter of 2020. ii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE), which contracting period ended in the fourth quarter of 2020. iii) Law No. 13,999/20, and amendment made by Law No. 14,161/21, that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses. iv) Law No. 14,042/20 and amendment made by Provisional Measure No. 1,114/22 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha). F—129

ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a) Increase in 2021 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, which balance in June 2022 is R$ 17,466. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing. (b) With the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions. (c) The allowance for loan losses in the amount of R$ 47,510 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, in view of the pandemic, a weighting in the economic scenarios was added. In June 2022, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 180% as compared to 193% in December 2021. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning presented an increase of 7.2% at the current period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums. (d) Increase in expenses with claims related to COVID-19 of R$ 34 in the period, mainly related to credit life and life insurance. There was an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities. d) Provisional Measure (MP) No. 1,115/22 Enacted on April 28, 2022, it amends Law No. 7,689/88, which mainly provides for the increase in the tax rate of the Social Contribution on Net Income (from 20% to 21% for banks and from 15% to 16% for insurance, capitalization and other financial companies) in the period from August 1, 2022 to December 31, 2022, with the reestablishment of the tax rate on January 1, 2023. This MP did not have any effect on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING in the period ended at 06/30/2022, since it is not in force, will still be analyzed by the National Congress. Note 34—Subsequent Event Acquisition of Avenue Holding Cayman Ltd On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 35% of AVENUE’s capital for approximately R$ 493. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control and 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest. F—130

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market. The management and development of AVENUE’s business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, which will become one of the institutions that will make AVENUE’s services available to its clients abroad. The effective acquisitions and financial settlements will occur after the required regulatory approvals are received. Itaú CorpBanca On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CORPBANCA within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, the equity interest increased from 55.96% to 65.62% of the total and voting capital of ITAÚ CORPBANCA. As a result of Chapter 11 and the transfer of shares from Corp Group to ITAÚ UNIBANCO HOLDING’s affiliates, the stockholders’ agreement of ITAÚ CORPBANCA, entered into on April 1, 2016, between companies of the Corp Group, on one side, and ITAÚ UNIBANCO HOLDING and/or its affiliates, on the other side, was fully terminated. This operation is not expected to have any significant impact on ITAÚ UNIBANCO HOLDING’s results in this fiscal year. F—131